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As filed with the Securities and Exchange Commission on June 22, 2004

Registration No. 333-115440

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

PRE-EFFECTIVE AMENDMENT NO. 1 TO
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

NEUROMETRIX, INC.
(Exact Name of Registrant as Specified in its Charter)

Delaware (State or Other Jurisdiction of Incorporation or Organization)	3841 (Primary Standard Industrial Classification Code Number)	04-3308180 (I.R.S. Employer Identification Number)

62 Fourth Avenue
Waltham, Massachusetts 02451
(781) 890-9989
(Address, including zip code, and telephone number, including area code, of registrant's principal executive office)

Shai N. Gozani, M.D., Ph.D.
President and Chief Executive Officer
NeuroMetrix, Inc.
62 Fourth Avenue
Waltham, Massachusetts 02451
(781) 890-9989

(Name, address, including zip code and telephone number, including area code, of agent for service)

Copies to:
H. David Henken, PC Goodwin Procter LLP Exchange Place Boston, Massachusetts 02109 (617) 570-1000 Fax: (617) 523-1231	Jeffrey S. Marcus, Esq. Christopher Arana, Esq. Morrison & Foerster LLP 1290 Avenue of the Americas New York, New York 10104 (212) 468-8000 Fax: (212) 468-7900

Approximate date of commencement of proposed sale to public: As soon as practicable after this Registration Statement becomes effective.

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

        If this Form is used to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

        The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to completion, dated                        , 2004

                Shares

NEUROMETRIX, INC.

Common Stock

We are offering                        shares of our common stock. We have granted the underwriters the right to purchase up to an additional                        shares to cover over-allotments.

This is our initial public offering and no public market currently exists for our shares. We expect that the public offering price will be between $            and $            per share.

We have applied to list our common stock for quotation on the Nasdaq National Market under the symbol "NURO."

Investing in our common stock involves risks. See "Risk Factors" beginning on page 7.

	Per Share	Total
Public Offering Price	$	$
Underwriting Discount	$	$
Proceeds to NeuroMetrix, Inc. (before expenses)	$	$

Neither the Securities and Exchange Commission nor any state securities regulators have approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares to purchasers on                        , 2004.

PUNK, ZIEGEL & COMPANY	WR HAMBRECHT+CO

The date of this prospectus is            , 2004.

        You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized anyone to provide you with information that is different. This prospectus is not an offer to sell, nor is it seeking an offer to buy, these securities in any jurisdiction where the offer or sale of these securities is not permitted. You should assume that the information contained in this prospectus is accurate as of the date on the front of this prospectus only. Our business, financial condition, results of operations and prospects may have changed since that date.

        Our estimates of market share and market size in this prospectus are based on, in certain cases, public disclosure, industry and trade publications and reports prepared by third parties, which we believe to be reliable but have not independently verified.

PROSPECTUS SUMMARY

        This summary only highlights the more detailed information appearing elsewhere in this prospectus. As this is a summary, it does not contain all of the information that you should consider in making an investment decision. You should read this entire prospectus carefully, including the information under "Risk Factors" and our financial statements and the related notes included elsewhere in this prospectus, before you decide to invest in our common stock. In this prospectus, unless the context requires otherwise, "NEUROMetrix," "we," "us," "our" and "our company" refer to NeuroMetrix, Inc., a Delaware corporation, and its predecessor entities for the applicable periods, considered as a single enterprise.

Our Business

        NEUROMetrix is a medical device company that designs, develops and sells proprietary products used to diagnose neuropathies. Neuropathies are diseases of the peripheral nerves and parts of the spine that frequently are caused by or associated with diabetes, low back pain and carpal tunnel syndrome, as well as other clinical disorders. We believe that our neuropathy diagnostic system, the NC-stat System, is unique in its ability to provide primary care and specialist physicians with objective information that aids in the rapid and accurate diagnosis of neuropathies at the point of service, that is, in the physician's office at the time the patient is examined. Diagnostic procedures performed with the NC-stat System can generate revenue for the physician and save money for the patient and third-party payer. We believe that the benefits of the NC-stat System will lead to its adoption by a significant number of primary care and specialist physicians, who historically have not had the ability to diagnose these neuropathies at the point of service. This in turn should result in more frequent testing of patients at risk for neuropathies and earlier diagnoses of neuropathies, resulting in improved clinical and economic outcomes. The NC-stat System has been on the market since May 1999 and is presently used in over 1,800 physician's offices, clinics and other health care facilities in the United States. We hold issued utility patents covering a number of important aspects of our NC-stat System. In 2003, we more than doubled our revenues from the prior year, generating $9.2 million in revenues. In the first quarter of 2004, we generated total revenues of $3.0 million, compared to $1.5 million in the first quarter of 2003. Our gross margin percentage in the first quarter of 2004 was 72.7%, and 89.0% of our revenues were attributable to sales of the disposable biosensors that physicians use to perform tests with the NC-stat System. We incurred net losses of approximately $4.8 million in 2002 and $3.7 million in 2003. In the first quarter of 2004, we incurred a net loss of $780,000. Since our inception, more than 230,000 patients have been tested with the NC-stat System.

Our Opportunity

        The sensitivity of the nervous system to metabolic and mechanical damage, compounded by its limited regenerative ability, creates a robust market opportunity for a medical device that can assist in point-of-service diagnoses of neuropathies in a manner that is cost-effective for the patient and third-party payer. We estimate that there are approximately two million traditional nerve conduction study and needle electromyography, or NCS/nEMG, procedures currently performed each year in the United States. We believe that use of traditional NCS/nEMG procedures is limited by: (1) the need to obtain a referral for the procedure to a neurologist and the resulting delay in availability of diagnostic information; (2) the inconvenience and discomfort of these procedures for the patient; and (3) the expense to the patient and third-party payer. We anticipate that the advantages and increased availability of the NC-stat System will significantly increase the overall number of nerve conduction studies performed. Based on our analysis of current data, we estimate that the potential market size for the NC-stat System in the diabetes, low back pain and carpal tunnel syndrome markets in the aggregate could be as great as 9.5 million annual patient tests, or over $1.0 billion annually for our disposable NC-stat biosensors, in the United States. However, market size is difficult to predict, and we cannot assure you that our estimates will prove to be correct. We believe that additional applications of the

NC-stat System, including the clinical assessment of patients with neuropathies caused by or associated with other clinical disorders, could further increase this potential market size. Additionally, although we have not yet quantified the size of the market, we believe a significant international market opportunity exists for the NC-stat System.

Our Solution

        We believe that the NC-stat System represents a significant advance in neurological diagnostics and offers an improvement over traditional diagnostic methods by:

  •
  Facilitating performance of nerve conduction studies at the point of service;

  •
  Providing a cost-effective diagnostic tool;

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  Requiring minimal capital investment;

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  Automating much of the procedure, making it simple to operate; and

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  Using a patient-friendly, non-invasive procedure.

        These benefits address a number of the limitations of the traditional diagnostic methods for assessing patients with or at risk for neuropathies, because these traditional methods typically:

    •
    Require a referral to a neurologist;

    •
    Are expensive to perform;

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    Require the use of costly, highly technical equipment; and

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    Are uncomfortable and painful for the patient.

        We believe the benefits of the NC-stat System will expand the use of nerve conduction studies to include at-risk individuals who currently may not be tested because of these limitations. Additionally, new treatments that are under development for neuropathies, such as those for diabetic peripheral neuropathy, may create increased demand for nerve conduction studies to identify patients in need of these treatments. We therefore believe a significant opportunity exists to broaden the market for nerve conduction studies. By incorporating nerve conduction studies early in patients' care episodes through the use of the NC-stat System, we expect better long-term clinical and economic outcomes will emerge because of the ability to implement preventive care measures based on accurate early diagnostic results.

Our Strategy

        Our goal is to become the leading provider of innovative, proprietary, high margin medical devices that provide comprehensive solutions for the diagnosis and treatment of patients with neuropathies. To achieve this objective, we are pursuing the following business strategies:

  •
  Establish the NC-stat System as a standard of care for nerve conduction studies;

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  Expand sales and marketing efforts;

  •
  Focus on primary care physician market;

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  Continue to strengthen our presence within specific specialty physician markets; and

  •
  Continue to introduce new products.

Our Products

        We currently market the NC-stat System throughout the United States through a network that consists of 15 regional sales managers and more than 50 independent regional sales agencies employing a total of more than 250 independent sales representatives. The NC-stat System is comprised of: (1) disposable NC-stat biosensors that are placed on the patient's body; (2) the NC-stat monitor and related components; and (3) the NC-stat docking station, an optional device that enables the physician to transmit data to our onCall Information System. The onCall Information System formulates the data it receives for each test into a detailed report that is sent to the physician via facsimile or e-mail in three to four minutes on average and aids in the physician's diagnosis. The NC-stat System enables the physician to make rapid and accurate diagnoses that are cost-effective for the patient and third-party payer.

        The NC-stat System can be used by primary care and specialist physicians, including neurologists. The complexity and high capital cost of traditional diagnostic methods have limited their use mainly to neurologists. Because of the benefits and advantages of the NC-stat System outlined above, we believe it will be readily adopted by a wide range of physicians.

        We also believe that we may be able to adapt and extend our core technology to provide minimally invasive approaches to treating neuropathies. In particular, we believe that many neuropathies can be safely and effectively treated if drugs can be delivered near the disease site without damaging the nerve in the process. We are in the early stages of designing a drug delivery system for the minimally invasive treatment of neuropathies by both primary care and specialist physicians.

Risks Affecting Us

        Our business is subject to numerous risks as discussed more fully in the section entitled "Risk Factors" immediately following this prospectus summary. If physicians or other healthcare providers are unable to obtain sufficient reimbursement from third-party healthcare payers for procedures using the NC-stat System, the adoption of the NC-stat System and our future product sales will be severely harmed. We may be unable to expand the market for the NC-stat System, or to successfully sell the NC-stat System to primary care physicians for a variety of reasons, which would limit our ability to increase our revenues. We also may not be able to accurately predict the size of the market for our NC-stat System. From inception through March 31, 2004, we have incurred losses every quarter and, as of March 31, 2004, we had an accumulated deficit of approximately $54.0 million. It is possible that we will never generate sufficient revenues from product sales to achieve profitability.

Our Corporate Information

        NEUROMetrix was founded in June 1996 by our President & Chief Executive Officer, Shai N. Gozani, M.D., Ph.D. We originally were incorporated in Massachusetts in 1996, and we reincorporated in Delaware in 2001. Our principal offices are located at 62 Fourth Avenue, Waltham, Massachusetts 02451, and our telephone number is (781) 890-9989. Our website address is www.neurometrix.com. We do not incorporate the information on, or accessible through, our website into this prospectus, and you should not consider it part of this prospectus.

        NEUROMetrix®, NC-stat® and onCall™ are trademarks of ours.

The Offering

Common stock offered by NEUROMetrix	shares
Common stock outstanding after this offering	shares
Use of proceeds
We expect to receive net proceeds from this offering of approximately $ million. We intend to use the proceeds to expand our sales and marketing activities, to fund research and development relating to potential new products and to repay outstanding debt obligations of approximately $3.3 million, and for general corporate purposes. See "Use of Proceeds."
Proposed Nasdaq National Market symbol	NURO

        The number of shares of common stock outstanding after this offering is based on 8,568,466 shares outstanding as of June 21, 2004 and excludes:

  •
  1,012,426 shares of common stock issuable upon the exercise of outstanding stock options as of June 21, 2004 at a weighted average exercise price per share of $4.14;

  •
  100,000 shares of common stock issuable upon the exercise of an outstanding warrant as of June 21, 2004 at an exercise price per share of $6.00;

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  825,000 shares of common stock to be reserved for future issuance upon the exercise of options available for future grant under our 2004 Stock Option and Incentive Plan; and

  •
  375,000 shares of common stock to be reserved for future issuance under our 2004 Employee Stock Purchase Plan.

        Unless otherwise indicated, the information in this prospectus assumes that the underwriters will not exercise the over-allotment option granted to them by us, and has been adjusted to reflect:

  •
  the filing of our Second Amended and Restated Certificate of Incorporation and the adoption of our Second Amended and Restated By-Laws immediately prior to the effectiveness of this offering;

  •
  a planned one-for-four reverse stock split of our common stock prior to the effectiveness of this offering;

  •
  conversion of all outstanding preferred stock into 7,488,758 shares of common stock upon the closing of this offering;

  •
  automatic conversion of our outstanding warrant to purchase 400,000 shares of our Series E-1 preferred stock into a warrant to purchase 100,000 shares of our common stock upon the closing of this offering; and

  •
  the filing of our Third Amended and Restated Certificate of Incorporation immediately following the closing of this offering.

Summary Financial Data

        The following summary financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Selected Financial Data" and our financial statements and related notes included elsewhere in this prospectus. The summary financial data for the years ended December 31, 2001, 2002 and 2003, and as of December 31, 2002 and 2003, are derived from our audited financial statements included elsewhere in this prospectus. The summary financial data for the three months ended March 31, 2003 and 2004 have been derived from our unaudited financial statements included elsewhere in this prospectus.

	Year Ended December 31,			Three Months Ended March 31,
	2001	2002	2003	2003	2004
				(Unaudited)
	(in thousands, except share and per share data)
Statement of Operations Data:
Revenues:
Diagnostic device	$782	$723	$1,303	$287	$334
Biosensor	2,682	3,502	7,865	1,334	2,696

Total revenues	3,464	4,225	9,168	1,621	3,030
Cost of revenues	1,424	1,370	2,707	477	827

Gross margin	2,040	2,855	6,461	1,144	2,203
Operating expenses:
Research and development (1)	2,561	2,146	2,397	541	650
Sales and marketing (1)	5,304	2,870	4,768	1,041	1,335
General and administrative (1)	3,228	2,673	2,850	597	855

Total operating expenses	11,093	7,689	10,015	2,185	2,840

Loss from operations	(9,053)	(4,834)	(3,554)	(1,041)	(637)
Interest income (expense), net	335	40	(113)	—	(143)

Net loss	(8,717)	(4,793)	(3,667)	(1,041)	(780)
Accretion of dividend on redeemable convertible preferred stock	(1,757)	(1,893)	(2,009)	(502)	(534)
Deemed dividend on redeemable convertible preferred stock	—	(6,873)	—	—	(788)
Beneficial conversion feature associated with redeemable convertible preferred stock					(7,051)

Net loss attributable to common stockholders	$(10,474)	$(13,559)	$(5,676)	$(1,543)	$(9,153)

Net loss per common share:
Basic and diluted	$(10.47)	$(13.17)	$(5.46)	$(1.49)	$(8.78)
Weighted average basic and diluted common shares outstanding	1,000,323	1,029,210	1,038,817	1,037,007	1,042,990
Pro forma basic and diluted net loss per common share (2)			$(0.53)		$(1.03)
Shares used in computing pro forma basic and diluted net loss per common share			6,802,771		8,861,748

(1)
Non-cash stock-based compensation expense included in these amounts are as follows:
Research and development	$8	$7	$35	$4	$16
Sales and marketing	15	6	37	7	17
General and administrative	33	37	24	3	12

Total non-cash stock-based compensation	$56	$50	$96	$14	$45

(2)
Pro forma basic and diluted net loss per common share is calculated assuming the conversion of all then-outstanding shares of redeemable convertible preferred stock into shares of common stock and assuming the repayment of outstanding debt obligations to Lighthouse Capital Partners IV, L.P. of approximately $3.3 million.

	As of March 31, 2004
	Actual	As Adjusted (1)
Balance sheet data:
Cash and cash equivalents	$10,900	$
Working capital	12,179
Total assets	17,079
Long-term debt and other long-term liabilities	1,933
Warrants for redeemable convertible preferred stock	450
Redeemable convertible preferred stock	66,623
Total stockholders' deficit	(54,611)

(1)
The as adjusted balance sheet data as of March 31, 2004 gives effect to (a) the conversion of all outstanding shares of redeemable convertible preferred stock into shares of common stock upon the closing of this offering and (b) the receipt of the net proceeds from the sale of the shares of common stock offered by this prospectus, at the assumed initial public offering price of $          per share, after deducting the estimated underwriting discount, and estimated offering expenses.

RISK FACTORS

        An investment in our common stock involves a high degree of risk. Accordingly, you should carefully consider the following risks and all other information contained in this prospectus before purchasing our common stock. If any of the following risks occurs, our business, prospects, reputation, results of operations or financial condition could be harmed. In that case, the trading price of our common stock could decline, and you could lose all or part of your investment. This prospectus also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of specific factors, including the risks described below and elsewhere in this prospectus.

Risks Relating to Our Business

We have incurred significant operating losses since inception and cannot assure you that we will achieve profitability.

        Since our inception in 1996, we have incurred losses every quarter. We began commercial sales of our products in May 1999 and we have yet to demonstrate that we can generate sufficient sales of our products to become profitable. The extent of our future operating losses and the timing of profitability are highly uncertain, and we may never achieve or sustain profitability. We have incurred significant net losses since our inception, including net losses of approximately $8.7 million in 2001, $4.8 million in 2002, $3.7 million in 2003 and $780,000 for the three months ended March 31, 2004. At March 31, 2004, we had an accumulated deficit of approximately $54.0 million. It is possible that we will never generate sufficient revenues from product sales to achieve profitability.

If physicians or other healthcare providers are unable to obtain sufficient reimbursement from third-party healthcare payers for procedures using the NC-stat System, the adoption of the NC-stat System and our future product sales will be severely harmed.

        Widespread adoption of the NC-stat System by the medical community is unlikely to occur if physicians do not receive sufficient reimbursement from third-party payers for performing nerve conduction studies using the NC-stat System. If physicians are unable to obtain adequate reimbursement for procedures performed using the NC-stat System, we may be unable to sell the NC-stat System and our business would suffer significantly. Additionally, even if these procedures are reimbursed by third-party payers, adverse changes in payers' policies toward reimbursement for the procedures would harm our ability to market and sell the NC-stat System. Third-party payers include those governmental programs such as Medicare and Medicaid, workers' compensation programs, private health insurers and other organizations. These third-party payers may deny coverage if they determine that a procedure was not reasonable or necessary, for example, if its use was not considered medically appropriate, or was experimental, or was performed for an unapproved indication. In addition, some health care systems are moving towards managed care arrangements in which they contract to provide comprehensive healthcare for a fixed cost per person, irrespective of the amount of care actually provided. These providers, in an effort to control healthcare costs, are increasingly challenging the prices charged for medical products and services and, in some instances, have pressured medical suppliers to lower their prices. If we are pressured to lower our prices, our revenues may decline and our profitability could be harmed. The Center for Medicare and Medicaid Services, or CMS, guidelines set the reimbursement rates for procedures covered by Medicare. Future regulatory action by CMS or other governmental agencies or negative clinical results may diminish reimbursement payments to physicians for performing procedures using the NC-stat System. Medicaid reimbursement differs from state to state, and some state Medicaid programs may not reimburse physicians for performing procedures using the NC-stat System in an adequate amount, if at all. Additionally, some private payers do not follow the CMS and Medicaid guidelines and may reimburse for only a portion of these procedures or not at all. We are unable to predict what changes will be made in the reimbursement methods used by private or governmental third-party payers.

We may be unable to expand the market for the NC-stat System, which would limit our ability to increase our revenues.

        We believe that the drawbacks of traditional nerve conduction studies, including those related to the referral process, and the limited treatment options for diabetic peripheral neuropathy, or DPN, have limited the number of nerve conduction studies that are performed. For our future growth, we are relying, in part, on increased use of nerve conduction studies. A number of factors could limit the increased use of nerve conduction studies and the NC-stat System, including:

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  third-party payers challenging, or the threat of third-party payers challenging, the necessity of increased levels of nerve conduction studies;

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  third-party payers reducing or eliminating reimbursement for procedures performed by physicians using the NC-stat System;

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  unfavorable experiences by physicians using the NC-stat System;

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  physicians' reluctance to alter their existing practices; and

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  the failure of other companies' existing drug development programs to produce an effective treatment for DPN, which may limit the perceived need and the actual use of the NC-stat System in connection with this disease, and thereby limit or delay our growth in the DPN market, which we have estimated to be our largest potential market for our NC-stat System.

If we are unable to expand the market for the NC-stat System, our ability to increase our revenues will be limited and our business prospects will be adversely affected.

We may not be able to accurately predict the size of the market for our NC-stat System.

        We may not be able to accurately predict the size of the market for products used to diagnose neuropathies, such as our NC-stat System. Neuropathies traditionally have been diagnosed by an NCS/nEMG procedure, performed by a neurologist or physician in a related specialty. We estimate that there are approximately two million traditional NCS/nEMG procedures performed each year in the United States; however, we anticipate that the advantages and increased availability of the NC-stat System will significantly increase the number of nerve conduction studies performed. Based on our analysis of current data, we estimate that the potential market size for the NC-stat System in the diabetes, low back pain and carpal tunnel syndrome markets in the aggregate could be as great as 9.5 million annual patient tests. This represents a more than four-fold increase in the size of the market for nerve conduction studies and is based upon a number of assumptions and estimates, which themselves may not be accurate. For example, we have assumed that all initial office visits for low back pain may represent an opportunity for use of the NC-stat System, and we have estimated that an annual testing rate of 50% for all individuals diagnosed with diabetes represents the potential addressable market in diabetes. Market size is difficult to predict, and we cannot assure you that our assumptions or estimates will prove to be correct. The industry and market data in this prospectus, including the industry data on which we base our assumptions and estimates of future market size, may be inaccurate or incomplete and we have not independently verified those data. If our estimate of the size of the market for our NC-stat System is incorrect, our potential revenue growth may be limited.

If we are unable to successfully sell the NC-stat System to primary care physicians, our ability to increase our revenues will be limited.

        We are focusing our sales and marketing efforts for the NC-stat System on primary care physicians. As these physicians traditionally have not been targeted by companies selling equipment used to perform nerve conduction studies, we may face difficulties in selling our products to them. Particularly, we may be unable to convince these physicians that the NC-stat System provides an effective alternative or useful supplement to existing testing methods. In addition, these physicians may be reluctant to make the capital investment to purchase the NC-stat System and alter their existing practices. If we are unable to successfully sell the NC-stat System to primary care physicians, our ability to increase our revenues will be severely limited.

We are dependent on two single source manufacturers to produce all of our current products, and any change in our relationship with either of these manufacturers could prevent us from delivering products to our customers in a timely manner and may adversely impact our future revenues or costs.

        We rely on two third-party manufacturers to manufacture all of our current products. In the event that either of our manufacturers ceases to manufacture sufficient quantities of our products in a timely manner and on terms acceptable to us, we would be forced to locate an alternate manufacturer. Additionally, if either of our manufacturers experiences a failure in its production process, is unable to obtain sufficient quantities of the components necessary to manufacture our products or otherwise fails to meet our quality requirements, we may be forced to delay the manufacture and sale of our products or locate an alternative manufacturer. We may be unable to locate suitable alternative manufacturers for our products, particularly our NC-stat biosensors, for which the manufacturing process is relatively specialized, on terms acceptable to us, or at all. Currently, we rely on a single manufacturer, Polyflex Circuits, Inc., a wholly owned subsidiary of Parlex Corporation, for the manufacture of the NC-stat biosensors, and a single manufacturer, Advanced Electronics, Inc., or AEI, for the manufacture of our NC-stat monitors and docking stations. We order all of our products from Polyflex on a purchase order basis. Because we do not have a supply agreement in place with Polyflex, Polyflex may cease manufacturing our products or increase the price it charges us for our products at any time. We do have a one-year, automatically renewable contract manufacturing agreement with AEI. However, under the agreement, either party may elect not to renew the agreement upon 90 days' prior written notice prior to end of the current term. Accordingly, AEI could cease manufacturing NC-stat monitors and docking stations for us when the current term of the agreement expires in November 2004. We have not experienced any significant problems in the past with the quality or quantity of products delivered by either AEI or Polyflex. We do occasionally experience transient inventory shortages, typically lasting less than one month, on new products during the initial production ramp-up phase. If any of the changes in our relationship with these manufacturers as described above occurs, our ability to supply our customers will be severely limited until we are able to engage an alternate manufacturer or, if applicable, resolve any quality issues with our existing manufacturer, which could prevent us from delivering products to our customers in a timely manner, lead to decreased sales or increased costs, or harm our reputation with our customers.

If our manufacturers are unable to supply us with an adequate supply of products as we expand our markets, we could lose customers, our growth could be limited and our business could be harmed.

        In order for us successfully to expand our business within the United States and internationally, our contract manufacturers must be able to provide us with the products that comprise the NC-stat System in substantial quantities, in compliance with regulatory requirements, in accordance with agreed upon specifications, at acceptable cost and on a timely basis. Our anticipated growth may strain the ability of our manufacturers to deliver an increasingly large supply of products and obtain materials and components in sufficient quantities. Manufacturers often experience difficulties in scaling up production, including problems with production yields and quality control and assurance. If we are unable to obtain sufficient quantities of high quality products to meet customer demand on a timely basis, we could lose customers, our growth may be limited and our business could be harmed.

We currently rely entirely on sales of the products that comprise the NC-stat System to generate revenues, and any factors that negatively impact our sales of these products could significantly reduce our ability to generate revenues.

        We introduced the NC-stat System to the market in May 1999. We derive all of our revenues from sales of the products that comprise the NC-stat System, and we expect that sales of these products will continue to constitute the substantial majority of our sales for the foreseeable future. Accordingly, our ability to generate revenues is entirely reliant on our ability to market and sell the products that comprise the NC-stat System, particularly the higher-margin disposable biosensors, sales of which accounted for approximately 85.8% and 82.9% of our total revenues in 2003 and 2002, respectively. Our sales of these products may be negatively impacted by many factors, including:

  •
  changes in reimbursement rates or policies relating to our products by third-party payers;

  •
  the failure of the market to accept our products;

  •
  manufacturing problems;

  •
  claims that our products infringe on patent rights or other intellectual property rights owned by other parties;

  •
  adverse regulatory or legal actions relating to our products;

  •
  competitive pricing and related factors; and

  •
  results of clinical studies relating to our products or our competitors' products.

If any of these events occurs, our ability to generate revenues could be significantly reduced.

The patent rights we rely upon to protect the intellectual property underlying our products may not be adequate, which could enable third parties to use our technology and would harm our ability to compete in the market.

        Our success will depend in part on our ability to develop or acquire commercially valuable patent rights and to protect these rights adequately. Our patent position is generally uncertain and involves complex legal and factual questions. The risks and uncertainties that we face with respect to our patents and other related rights include the following:

  •
  the pending patent applications we have filed or to which we have exclusive rights may not result in issued patents or may take longer than we expect to result in issued patents;

  •
  the claims of any patents that are issued may not provide meaningful protection;

  •
  we may not be able to develop additional proprietary technologies that are patentable;

  •
  other parties may challenge patents, patent claims or patent applications licensed or issued to us; and

  •
  other companies may design around technologies we have patented, licensed or developed.

        We also may not be able to protect our patent rights effectively in some foreign countries. For a variety of reasons, we may decide not to file for patent protection. Our patent rights underlying our products may not be adequate, and our competitors or customers may design around our proprietary technologies or independently develop similar or alternative technologies or products that are equal or superior to our technology and products without infringing on any of our patent rights. In addition, the patents licensed or issued to us may not provide a competitive advantage. If any of these events were to occur, our ability to compete in the market would be harmed.

Other rights and measures we have taken to protect our intellectual property may not be adequate, which would harm our ability to compete in the market.

        In addition to patents, we rely on a combination of trade secrets, copyright and trademark laws, confidentiality, nondisclosure and assignment of invention agreements and other contractual provisions and technical measures to protect our intellectual property rights. In particular, we have sought no patent protection for the technology and algorithms we use in our onCall Information System, and we rely on trade secrets to protect this information. While we currently require employees, consultants and other third parties to enter into confidentiality, non-disclosure or assignment of invention agreements or a combination thereof where appropriate, any of the following could still occur:

  •
  the agreements may be breached;

  •
  we may have inadequate remedies for any breach;

  •
  trade secrets and other proprietary information could be disclosed to our competitors; or

  •
  others may independently develop substantially equivalent proprietary information and techniques or otherwise gain access to our trade secrets or disclose such technologies.

If, for any of the above reasons, our intellectual property is disclosed or misappropriated, it would harm our ability to protect our rights and our competitive position.

We may need to initiate lawsuits to protect or enforce our patents and other intellectual property rights, which could be expensive and, if we lose, could cause us to lose some of our intellectual property rights, which would harm our ability to compete in the market.

        We rely on patents to protect a portion of our intellectual property and our competitive position. Patent law relating to the scope of claims in the technology fields in which we operate is still evolving and, consequently, patent positions in the medical device industry are generally uncertain. In order to protect or enforce our patent rights, we may initiate patent litigation against third parties, such as infringement suits or interference proceedings. Litigation may be necessary to:

  •
  assert claims of infringement;

  •
  enforce our patents;

  •
  protect our trade secrets or know-how; or

  •
  determine the enforceability, scope and validity of the proprietary rights of others.

        Any lawsuits that we initiate could be expensive, take significant time and divert management's attention from other business concerns. Litigation also puts our patents at risk of being invalidated or interpreted narrowly and our patent applications at risk of not issuing. Additionally, we may provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate and the damages or other remedies awarded, if any, may not be commercially valuable. The occurrence of any of these events could harm our business, our ability to compete in the market or our reputation.

Claims that our products infringe on the proprietary rights of others could adversely affect our ability to sell our products and increase our costs.

        Substantial litigation over intellectual property rights exists in the medical device industry. We expect that our products could be increasingly subject to third-party infringement claims as the number of competitors grows and the functionality of products and technology in different industry segments overlap. Third parties may currently have, or may eventually be issued, patents on which our products or technologies may infringe. Any of these third parties might make a claim of infringement against us. Any litigation regardless of its impact would likely result in the expenditure of significant financial resources and the diversion of management's time and resources. In addition, litigation in which we are accused of infringement may cause negative publicity, adversely impact prospective customers, cause product shipment delays or require us to develop non-infringing technology, make substantial payments to third parties, or enter into royalty or license agreements, which may not be available on acceptable terms, or at all. If a successful claim of infringement were made against us and we could not develop non-infringing technology or license the infringed or similar technology on a timely and cost-effective basis, our revenues may decrease substantially and we could be exposed to significant liability.

We are subject to extensive regulation by the U.S. Food and Drug Administration, which could restrict the sales and marketing of the NC-stat System and could cause us to incur significant costs.

        We sell medical devices that are subject to extensive regulation in the United States by the Food and Drug Administration, or FDA, for manufacturing, labeling, sale, promotion, distribution and shipping. Before a new medical device, or a new use of or claim for an existing product, can be marketed in the United States, it must first receive either 510(k) clearance, grant of a de novo classification or pre-marketing approval from the FDA, unless an exemption applies. We may be required to obtain a new 510(k) clearance or de novo classification or pre-market approval for significant post-market modifications to our products. Each of these processes can be expensive and lengthy. The FDA's process for obtaining 510(k) clearance usually takes from three to 12 months, but it can last longer. The process for obtaining de novo classification involves a level of scrutiny similar to the 510(k) clearance process. The process for obtaining pre-market approval is much more costly and uncertain and it generally takes from one to three years, or longer, from the time the application is filed with the FDA.

        Medical devices may be marketed only for the indications for which they are approved or cleared. We have obtained 510(k) clearance for the current clinical applications for which we market our products. However, our clearances can be revoked if safety or effectiveness problems develop. Further, we may not be able to obtain additional 510(k) clearances or premarket approvals for new products or for modifications to, or additional indications for, our existing products in a timely fashion, or at all. Delays in obtaining future clearances would adversely affect our ability to introduce new or enhanced products in a timely manner which in turn would harm our revenue and future profitability. We have made modifications to our devices in the past and may make additional modifications in the future that we believe do not or will not require additional clearances or approvals. If the FDA disagrees, and requires new clearances or approvals for the modifications, we may be required to recall and to stop marketing the modified devices. We also are subject to numerous post-marketing regulatory requirements, including quality system regulations, which relate to the manufacturing of our products, labeling regulations and medical device reporting regulations. Our failure or either contract manufacturer's failure to comply with applicable regulatory requirements could result in enforcement action by the FDA, which may include any of the following sanctions:

  •
  warning letters, fines, injunctions, consent decrees and civil penalties;

  •
  requiring repair, replacement, refunds, recall or seizure of our products;

  •
  imposing operating restrictions, suspension or shutdown of production;

  •
  refusing our requests for 510(k) clearance or pre-market approval of new products, new intended uses, or modifications to existing products;

  •
  withdrawing 510(k) clearance or pre-market approvals that have already been granted; and

  •
  criminal prosecution.

If any of these events were to occur, they could harm our reputation, our ability to generate revenues and our profitability.

If we or our contract manufacturers fail to comply with the FDA's quality system regulations, the manufacturing and distribution of our products could be interrupted, and our product sales and operating results could suffer.

        We and our contract manufacturers are required to comply with the FDA's quality system regulations, which is a complex regulatory scheme that covers the procedures and documentation of the design, testing, production, control, quality assurance, labeling, packaging, sterilization, storage and shipping of our devices. The FDA enforces its quality system regulations through periodic unannounced inspections. We cannot assure you that our facilities or our contract manufacturers' facilities would pass any future quality system inspection. If our or any of our contract manufacturers' facilities fails a quality system inspection, the manufacturing or distribution of our products could be interrupted and our operations disrupted. Failure to take adequate and timely corrective action in response to an adverse quality system inspection could force a suspension or shutdown of our packaging and labeling operations, the manufacturing operations of our contract manufacturers or a recall of our products. If any of these events occurs, we may not be able to provide our customers with the quantity of products they require on a timely basis, our reputation could be harmed, and we could lose customers and suffer reduced revenues and increased costs.

Our products are subject to recalls even after receiving FDA clearance or approval, which would harm our reputation, business and financial results.

        We are subject to the medical device reporting regulations, which require us to report to the FDA if our products cause or contribute to a death or serious injury, or malfunction in a way that would likely cause or contribute to a death or serious injury. The FDA and similar governmental bodies in other countries have the authority to require the recall of our products if we or our contract manufacturers fail to comply with relevant regulations pertaining to manufacturing practices, labeling, advertising or promotional activities, or if new information is obtained concerning the safety or efficacy of our products. A government-mandated or voluntary recall by us could occur as a result of manufacturing defects, labeling deficiencies, packaging defects or other failures to comply with applicable regulations. Any recall would divert management attention and financial resources and harm our reputation with customers. A recall involving the NC-stat System would be particularly harmful to our business and financial results because the products that comprise the NC-stat System are currently our only products.

We are subject to federal and state laws prohibiting "kickbacks" and false or fraudulent claims, which, if violated, could subject us to substantial penalties. Additionally, any challenge to or investigation into our practices under these laws could cause adverse publicity and be costly to respond to, and thus could harm our business.

        A federal law commonly known as the Medicare/Medicaid anti-kickback law, and several similar state laws, prohibit payments that are intended to induce physicians or others either to refer patients or to acquire or arrange for or recommend the acquisition of healthcare products or services. These laws constrain our sales, marketing and other promotional activities by limiting the kinds of financial arrangements, including sales programs, we may have with hospitals, physicians or other potential purchasers of medical devices. Other federal and state laws generally prohibit individuals or entities from knowingly presenting, or causing to be presented, claims for payment from Medicare, Medicaid or other third-party payers that are false or fraudulent, or for items or services that were not provided as claimed. Because we may provide some coding and billing information to purchasers of our products, and because we cannot assure that the government will regard any billing errors that may be made as inadvertent, these laws are potentially applicable to us. Anti-kickback and false claims laws prescribe civil and criminal penalties for noncompliance, which can be substantial. Even an unsuccessful challenge or investigation into our practices could cause adverse publicity, and be costly to respond to, and thus could harm on our business and results of operations.

If we are found to have violated laws protecting the confidentiality of patient health information, we could be subject to civil or criminal penalties, which could increase our liabilities and harm our reputation or our business.

        There are a number of federal and state laws protecting the confidentiality of certain patient health information, including patient records, and restricting the use and disclosure of that protected information. In particular, the U.S. Department of Health and Human Services promulgated patient privacy rules under the Health Insurance Portability and Accountability Act of 1996, or HIPAA. These privacy rules protect medical records and other personal health information by limiting their use and disclosure, giving individuals the right to access, amend and seek accounting of their own health information and limiting most use and disclosures of health information to the minimum amount reasonably necessary to accomplish the intended purpose. Although we do not believe that we are subject to the HIPAA rules because we receive patient data in our onCall Information System on an anonymous basis, the exact scope of these rules has not been clearly established. If we are found to be in violation of the privacy rules under HIPAA, we could be subject to civil or criminal penalties, which could increase our liabilities and harm our reputation or our business.

The use of the NC-stat System could result in product liability claims that could be expensive, damage our reputation and harm our business.

        Our business exposes us to an inherent risk of potential product liability claims related to the manufacturing, marketing and sale of medical devices. The medical device industry historically has been litigious, and we face financial exposure to product liability claims if the use of our products were to cause or contribute to injury or death. In particular, the NC-stat System may be susceptible to claims of injury because it involves the electric stimulation of a patient's nerves. Although we maintain product liability insurance for our products, the coverage limits of these policies may not be adequate to cover future claims. As sales of our products increase, we may be unable to maintain sufficient product liability insurance on acceptable terms or at reasonable costs, and this insurance may not provide us with adequate coverage against potential liabilities. A successful claim brought against us in excess of, or outside of, our insurance coverage could have a material adverse effect on our financial condition and results of operations. A product liability claim, regardless of its merit or eventual outcome, could result in substantial costs to us, a substantial diversion of management attention and adverse publicity. A product liability claim could also harm our reputation and result in a decline in revenues and an increase in expenses.

Our products are complex in design, and defects may not be discovered prior to shipment to customers, which could result in warranty obligations or product liability claims, reducing our revenues and increasing our costs and liabilities.

        We depend upon third parties for the manufacture of our products. Our products, particularly our NC-stat biosensors, require a significant degree of technical expertise to produce. If our manufacturers fail to produce our products to specification, or if the manufacturers use defective materials or workmanship in the manufacturing process, the reliability and performance of our products will be compromised.

        If our products contain defects that cannot be repaired quickly, easily and inexpensively, we may experience:

  •
  loss of customer orders and delay in order fulfillment;

  •
  damage to our brand reputation;

  •
  increased cost of our warranty program due to product repair or replacement;

  •
  inability to attract new customers;

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  diversion of resources from our manufacturing and research and development departments into our service department; and

  •
  legal action.

The occurrence of any one or more of the foregoing could harm our reputation and materially reduce our revenues and increase our costs and liabilities.

If we lose any of our officers or key employees, our management and technical expertise could be weakened significantly.

        Our success largely depends on the skills, experience and efforts of our officers, including Shai N. Gozani, M.D., Ph.D., our founder and President and Chief Executive Officer; Gary L. Gregory, our Chief Operating Officer; Guy Daniello, our Senior Vice President of Information Technology; Michael Williams, Ph.D., our Senior Vice President of Engineering; Nicholas J. Alessi, Director of Finance and Treasurer; and our other key employees. We maintain a $5.0 million key person life insurance policy on Dr. Gozani, but do not maintain key person life insurance policies covering any of our other employees. The loss of any of our officers or key employees could weaken our management and technical expertise significantly and harm our business.

If we are unable to recruit, hire and retain skilled and experienced personnel, our ability to manage and expand our business will be harmed, which would impair our future revenues and profitability.

        We are a small company with only 54 employees, and our ability to retain our skilled labor force and our success in attracting and hiring new skilled employees will be a critical factor in determining our future performance. We may not be able to meet our future hiring needs or retain existing personnel. We will face challenges and risks in hiring, training, managing and retaining engineering and sales and marketing employees, as well as independent regional sales agencies and sales representatives, most of whom are geographically dispersed and must be trained in the use and benefits of our products. Failure to attract and retain personnel, particularly technical and sales and marketing personnel, would materially harm our ability to compete effectively and grow our business.

If we do not effectively manage our growth, our business resources may become strained, we may not be able to deliver the NC-stat System in a timely manner and our results of operations may be adversely affected.

        We expect to increase our sales force and our total headcount significantly subsequent to this offering. This growth as well as any other growth that we may experience in the future will provide challenges to our organization and may strain our management and operations. We may misjudge the amount of time or resources that will be required to effectively manage any anticipated or unanticipated growth in our business or we may not be able to attract, hire and retain sufficient personnel to meet our needs. If we cannot scale our business appropriately, maintain control over expenses or otherwise adapt to anticipated and unanticipated growth, our business resources may become strained, we may not be able to deliver the NC-stat System in a timely manner and our results of operations may be adversely affected.

If we are unable to successfully expand, develop and retain our sales force, our revenues may decline, our future revenue growth may be limited and our expenses may increase.

        We presently employ 15 regional sales managers who lead more than 50 independent regional sales agencies employing a total of more than 250 sales representatives. We are highly dependent on our regional sales managers to generate our revenues. We currently intend to increase our existing sales force significantly using part of the net proceeds from this offering. Our ability to build and develop a strong sales force will be affected by a number of factors, including:

  •
  our ability to attract, integrate and motivate sales personnel;

  •
  our ability to effectively train our sales force;

  •
  the ability of our sales force to sell an increased number of products;

  •
  the length of time it takes new sales personnel to become productive;

  •
  the competition we face from other companies in hiring and retaining sales personnel;

  •
  our ability to effectively manage a multi-location sales organization;

  •
  our ability to enter into agreements with prospective members of our sales force on commercially reasonable terms; and

  •
  our ability to get our independent sales agencies, who may sell products of multiple companies, to commit the necessary resources to effectively market and sell our products.

If we are unable to successfully build, develop and retain a strong sales force, our revenues may decline, our revenue growth may be limited and our expenses may increase.

Failure to develop products other than the NC-stat System and enhance the NC-stat System could have an adverse effect on our business prospects.

        All of our current revenues are derived from selling the NC-stat System. Our future business and financial success will depend, in part, on our ability to continue to introduce new products and upgraded products into the marketplace. Developing new products and upgrades to existing and future products imposes burdens on our research and development department and our management. This process is costly, and we cannot assure you that we will be able to successfully develop new products or enhance the NC-stat System or any future products. In addition, as we develop the market for point-of-service nerve conduction studies, future competitors may develop desirable product features earlier than we do, which could make our competitors' products less expensive or more effective than our products and could render our products obsolete or unmarketable. If our product development efforts are unsuccessful, we will have incurred significant costs without recognizing the expected benefits and our business prospects may suffer.

We currently compete, and may in the future need to compete, against other medical device companies with greater resources, more established distribution channels and other competitive advantages, and the success of these competitors may harm our ability to generate revenues.

        We currently do, and in the future may need to, compete directly and indirectly with a number of other companies that enjoy significant competitive advantages over us. Currently, in the point-of-service market, we indirectly compete with companies that sell traditional NCS/nEMG equipment. In this market, these companies are indirect competitors because the equipment they sell traditionally has been used by neurologists, who rely upon and seek to obtain referrals from primary care physicians to perform the same types of tests that may be performed by primary care physicians using the NC-stat System. Additionally, in selling the NC-stat System to neurologists, which is not a market we historically have focused on, we compete directly with the companies that sell traditional NCS/nEMG equipment. There are a number of companies that sell traditional NCS/nEMG equipment including the Nicolet Biomedical division of Viasys Healthcare Inc., the Functional Diagnostics division of Medtronic, Inc., Oxford Instruments, Plc., and Cadwell Laboratories, Inc. Additionally, we are aware of one company, Neumed Inc., that markets a nerve conduction study system to the point-of-service market. Of these companies, Viasys Healthcare, Medtronic and Oxford Instruments, in particular, enjoy significant competitive advantages, including:

  •
  greater resources for product development, sales and marketing

  •
  more established distribution networks;

  •
  greater name recognition;

  •
  more established relationships with health care professionals, customers and third-party payers; and

  •
  additional lines of products and the ability to offer rebates or bundle products to offer discounts or incentives.

        Other than Neumed, we do not know if these companies or others are engaged in research and development efforts to develop products to perform point-of-service nerve conduction studies that would be directly competitive with the NC-stat System. As we develop the market for point-of-service nerve conduction studies, we may be faced with competition from these companies or others that decide and are able to enter this market. Some or all of our future competitors in the point-of-service market may enjoy competitive advantages such as those described above. If we are unable to compete effectively against existing and future competitors, our sales will decline and our business will be harmed.

We are dependent upon the computer and communications infrastructure employed and utilized by our onCall Information System, and any failures or disruptions in this infrastructure could impact our revenues and profit margins or harm our reputation.

        We are dependent upon the computer and communications infrastructure employed and utilized by our onCall Information System. Our computer and communications infrastructure consists of standard hardware, off-the-shelf system software components, database servers, proprietary application servers, a modem bank and desktop applications. Our future success in selling the NC-stat System will depend, in part, upon the maintenance and growth of this infrastructure. Any failures or outages of this infrastructure as a result of a computer virus, intentional disruption of our systems by a third party, manufacturing failure, telephone system failure, fire, storm, flood, power loss or other similar events, could prevent or delay the operation of our onCall Information System, which could result in increased costs to eliminate these problems and address related security concerns and harm our reputation with our customers. In addition, if our infrastructure fails to accommodate growth in customer transactions, customer satisfaction could be impaired, we could lose customers, our ability to add customers could be impaired or our costs could be increased, any of which would harm our business.

If future clinical studies or other articles are published, or physician associations or other organizations announce positions, that are unfavorable to the NC-stat System, our sales efforts and revenues may be negatively affected.

        Future clinical studies or other articles regarding our existing products or any competing products may be published that either support a claim, or are perceived to support a claim, that a competitor's product is more accurate or effective than our products or that our products are not as accurate or effective as we claim or previous clinical studies have concluded. Additionally, physician associations or other organizations that may be viewed as authoritative could endorse products or methods that compete with the NC-stat System or otherwise announce positions that are unfavorable to the NC-stat System. Any of these events may negatively affect our sales efforts and result in decreased revenues.

Our future capital needs are uncertain and we may need to raise additional funds in the future, and these funds may not be available on acceptable terms or at all.

        We believe that our current cash and cash equivalents, including the proceeds from this offering, together with our short-term investments and the cash to be generated from expected product sales, will be sufficient to meet our projected operating requirements for at least the next 24 months. However, we may seek additional funds from public and private stock offerings, borrowings under credit lines or other sources. Our capital requirements will depend on many factors, including:

  •
  the revenues generated by sales of the NC-stat System and any other products that we develop;

  •
  the costs associated with expanding our sales and marketing efforts;

  •
  the expenses we incur in manufacturing and selling our products;

  •
  the costs of developing new products or technologies and enhancements to existing products;

  •
  the cost of obtaining and maintaining FDA approval or clearance of our products and products in development;

  •
  costs associated with any expansion;

  •
  the costs associated with capital expenditures; and

  •
  the number and timing of any acquisitions or other strategic transactions.

        As a result of these factors, we may need to raise additional funds, and these funds may not be available on favorable terms, or at all. Furthermore, if we issue equity or debt securities to raise additional funds, our existing stockholders may experience dilution, and the new equity or debt securities may have rights, preferences and privileges senior to those of our existing stockholders. In addition, if we raise additional funds through collaboration, licensing or other similar arrangements, it may be necessary to relinquish valuable rights to our potential products or proprietary technologies, or grant licenses on terms that are not favorable to us. If we cannot raise funds on acceptable terms, we may not be able to develop or enhance our products, execute our business plan, take advantage of future opportunities, or respond to competitive pressures or unanticipated customer requirements. If any of these events occurs, our ability to achieve our development and commercialization goals would be adversely affected.

If we choose to acquire or invest in new businesses, products or technologies, instead of developing them ourselves, these acquisitions or investments could disrupt our business and could result in the use of significant amounts of equity, cash or a combination of both.

        From time to time we may seek to acquire or invest in businesses, products or technologies, instead of developing them ourselves. Acquisitions and investments involve numerous risks, including:

  •
  the inability to complete the acquisition or investment;

  •
  disruption of our ongoing businesses and diversion of management attention;

  •
  difficulties in integrating the acquired entities, products or technologies;

  •
  difficulties in operating the acquired business profitably;

  •
  the inability to achieve anticipated synergies, cost savings or growth;

  •
  potential loss of key employees, particularly those of the acquired business;

  •
  difficulties in transitioning and maintaining key customer, distributor and supplier relationships;

  •
  risks associated with entering markets in which we have no or limited prior experience; and

  •
  unanticipated costs.

In addition, any future acquisitions or investments may result in one or more of the following:

  •
  issuances of dilutive equity securities, which may be sold at a discount to market price;

  •
  the use of significant amounts of cash;

  •
  the incurrence of debt;

  •
  the assumption of significant liabilities;

  •
  increased operating costs or reduced earnings;

  •
  financing obtained on unfavorable terms;

  •
  large one-time expenses; and

  •
  the creation of certain intangible assets, including goodwill, the write-down of which may result in significant charges to earnings.

Any of these factors could materially harm our stock price, our business or our operating results.

If we expand, or attempt to expand, into foreign markets, we will be affected by new business risks that may adversely impact our financial condition or results of operations.

        If we expand, or attempt to expand, into foreign markets, we will be subject to new business risks, including:

  •
  failure to fulfill foreign regulatory requirements to market the NC-stat System or other future products;

  •
  availability of, and changes in, reimbursement within prevailing foreign health care payment systems;

  •
  adapting to the differing business practices and laws in foreign countries;

  •
  difficulties in managing foreign relationships and operations, including any relationships that we establish with foreign distributors or sales or marketing agents;

  •
  limited protection for intellectual property rights in some countries;

  •
  difficulty in collecting accounts receivable and longer collection periods;

  •
  costs of enforcing contractual obligations in foreign jurisdictions;

  •
  recessions in economies outside of the United States;

  •
  political instability and unexpected changes in diplomatic and trade relationships;

  •
  currency exchange rate fluctuations; and

  •
  potentially adverse tax consequences.

        If we are successful in introducing our products into foreign markets, we will be affected by these additional business risks, which may adversely impact our financial condition or results of operations. In addition, expansion into foreign markets imposes additional burdens on our executive and administrative personnel, research and sales departments, and general managerial resources. Our efforts to introduce our products into foreign markets may not be successful, in which case we may have expended significant resources without realizing the expected benefit. Ultimately, the investment required for expansion into foreign markets could exceed the revenues generated from this expansion.

Our operating results may fluctuate due to various factors and, as a result, period-to-period comparisons of our results of operations will not necessarily be meaningful.

        Factors relating to our business make our future operating results uncertain and may cause them to fluctuate from period to period. These factors include:

  •
  changes in the availability of third-party reimbursement in the United States or other countries;

  •
  the timing of new product announcements and introductions by us or our competitors;

  •
  market acceptance of new or enhanced versions of our products;

  •
  changes in manufacturing costs or other expenses;

  •
  competitive pricing pressures;

  •
  the gain or loss of significant distribution outlets or customers;

  •
  increased research and development expenses;

  •
  the timing of any future acquisitions; or

  •
  general economic conditions.

Because our operating results may fluctuate from quarter to quarter, it may be difficult for us or our investors to predict our future performance by viewing our historical operating results.

Risks Related to this Offering

Our principal stockholders have significant voting power and may take actions that may not be in the best interests of our other stockholders.

        After this offering, our officers, directors and principal stockholders will together control approximately    % of our outstanding common stock or     % if the over-allotment option is exercised in full. If some or all of these stockholders act together, they will be able to control our management and affairs in all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. This concentration of ownership may have the effect of delaying or preventing a change in control and might adversely affect the market price of our common stock. In addition, this significant concentration of share ownership may adversely affect the trading price of our common stock because investors often perceive disadvantages to owning stock in companies with controlling stockholders.

The sale or expected sale of a substantial number of shares of our common stock may cause the price of our common stock to decline.

        Sales or the expectation of sales of a substantial number of shares of our common stock in the public market following this offering could harm the market price of our common stock. As additional shares of our common stock become available for resale in the public market, the supply of our common stock will increase, which could decrease the price. There will be approximately                        additional shares of common stock, excluding shares issuable upon exercise of outstanding options and an outstanding warrant, eligible for sale beginning 180 days after the effective date of this prospectus upon the expiration of lock-up agreements between our stockholders and Punk, Ziegel & Company. These shares could be eligible for sale sooner if these shares are released from these lock-up agreements earlier. Moreover, after this offering, the holders of 7,488,758 shares of our common stock, comprising of shares issued upon conversion of our preferred stock, and the holder of a warrant to purchase 100,000 shares of common stock, will have rights, subject to various conditions and limitations, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or other stockholders. We also intend to register all common stock that we may issue under our existing Amended and Restated 1998 Equity Incentive Plan and our 2004 Stock Option and Incentive Plan and 2004 Employee Stock Purchase Plan adopted in connection with this offering. Once we register these shares, and in some cases sooner, they can be freely sold in the public market upon issuance, subject to the lock-up agreements described in "Underwriting." If any of these holders cause a large number of securities to be sold in the public market, the sales could reduce the trading price of our common stock. These sales also could impede our ability to raise future capital. Please see "Shares Eligible for Future Sale" for a description of sales that may occur in the future.

Our common stock has not been publicly traded, and we expect that the price of our common stock will fluctuate substantially.

        Prior to this offering, there has been no public market for shares of our common stock. An active public trading market may not develop following completion of this offering or, if developed, may not be sustained. The price of the shares of common stock sold in this offering will be determined by negotiation between the underwriters and us. This price will not necessarily reflect the market price of our common stock following this offering. The market price of our common stock following this offering will be affected by a number of factors, including:

  •
  changes in the availability of third-party reimbursement in the United States or other countries;

  •
  volume and timing of orders for our products;

  •
  developments in administrative proceedings or litigation related to intellectual property rights;

  •
  issuance of patents to us or our competitors;

  •
  the announcement of new products or product enhancements by us or our competitors;

  •
  the announcement of technological or medical innovations in the treatment or diagnosis of neuropathies;

  •
  changes in governmental regulations or in the status of our regulatory approvals or applications;

  •
  developments in our industry;

  •
  publication of clinical studies relating to our products or a competitor's product;

  •
  quarterly variations in our or our competitors' results of operations;

  •
  changes in earnings estimates or recommendations by securities analysts; and

  •
  general market conditions and other factors, including factors unrelated to our operating performance or the operating performance of our competitors.

New investors will experience immediate and substantial dilution in the net tangible book value of their common stock following this offering.

        If you purchase shares of our common stock in this offering, you will incur immediate and substantial dilution of $            per share, because the price you pay, assuming an initial public offering price of $            , would be substantially greater than the net tangible book value per share of common stock that you acquire. This dilution is due in large part to the fact that our existing investors paid substantially less than the assumed initial public offering price for their shares of our capital stock. If the holders of outstanding options or warrants exercise their rights to acquire common stock, you will incur further dilution.

Our management team may invest or spend the proceeds of this offering in ways with which you may not agree or in ways which may not yield a return.

        Our management will have considerable discretion in the application of the net proceeds of this offering. We expect to use some of the net proceeds from this offering to expand our sales and marketing activities, to fund research and development relating to potential new products and to repay outstanding debt obligations of approximately $3.3 million. We cannot specify with certainty how we will use all of the net proceeds of this offering or our existing cash balance. The net proceeds may be used for corporate purposes that do not increase our operating results or market value. Until the net proceeds are used, they may be placed in investments that do not produce income or that lose value.

We will incur increased expenses as a result of recently enacted laws and regulations affecting public companies.

        Recently enacted laws and regulations affecting public companies, including the provisions of the Sarbanes-Oxley Act of 2002 and rules adopted by the Securities and Exchange Commission and by the National Association of Securities Dealers, Inc., will result in increased expenses to us. The new rules could make it more difficult or more costly for us to obtain some types of insurance, including directors' and officers' liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. The impact of these events also could make it more difficult for us to attract and retain qualified persons to serve on our board of directors, on our board committees or as executive officers. We will incur increased expenses in order to comply with these new rules, and we may not be able to accurately predict the timing or amount of these expenses.

Anti-takeover provisions in our organizational documents and Delaware law may discourage or prevent a change of control, even if an acquisition would be beneficial to our stockholders, which could affect our stock price adversely and prevent attempts by our stockholders to replace or remove our current management.

        Our restated certificate of incorporation and restated bylaws to be in effect upon completion of this offering contain provisions that could delay or prevent a change of control of our company or changes in our board of directors that our stockholders might consider favorable. Some of these provisions:

  •
  authorize the issuance of preferred stock which can be created and issued by the board of directors without prior stockholder approval, with rights senior to those of our common stock;

  •
  provide for a classified board of directors, with each director serving a staggered three-year term;

  •
  prohibit our stockholders from filling board vacancies, calling special stockholder meetings, or taking action by written consent;

  •
  provide for the removal of a director only with cause and by the affirmative vote of the holders of 75% or more of the shares then entitled to vote at an election of our directors; and

  •
  require advance written notice of stockholder proposals and director nominations.

        In addition, we are subject to the provisions of Section 203 of the Delaware General Corporation Law, which may prohibit certain business combinations with stockholders owning 15% or more of our outstanding voting stock. These and other provisions in our restated certificate of incorporation, restated bylaws and Delaware law could make it more difficult for stockholders or potential acquirors to obtain control of our board of directors or initiate actions that are opposed by our then-current board of directors, including a merger, tender offer, or proxy contest involving our company. Any delay or prevention of a change of control transaction or changes in our board of directors could cause the market price of our common stock to decline.

We do not intend to pay cash dividends.

        We have never declared or paid cash dividends on our capital stock. We currently intend to retain all available funds and any future earnings for use in the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future. In addition, the terms of any future debt or credit facility may preclude us from paying any dividends. As a result, capital appreciation, if any, of our common stock will be your sole source of potential gain for the foreseeable future.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

        The statements contained in this prospectus, including under the section titled "Management's Discussion and Analysis of Financial Condition and Results of Operations" and other sections of this prospectus that are not purely historical, are forward-looking statements including, without limitation, statements regarding our or our management's expectations, hopes, beliefs, intentions or strategies regarding the future. The words "believe," "may," "will," "estimate," "continue," "anticipate," "intend," "expect," "plan" and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this prospectus may include, for example, statements about:

  •
  the expected rate and degree of market acceptance of the NC-stat System;

  •
  the expected size and growth of the market for nerve conduction studies and procedures using the NC-stat System;

  •
  our estimates regarding revenues, expenses, capital requirements and needs for additional financing;

  •
  implementation of our business strategies, including the expansion of our sales and marketing efforts;

  •
  our research, development, commercialization and other activities and projected expenditures;

  •
  the advantages of the NC-stat System as compared to other products, and our ability to compete with our competitors;

  •
  our ability to obtain regulatory approvals for any future products;

  •
  our intellectual property position;

  •
  our use of proceeds from this offering;

  •
  our cash needs; and

  •
  our financial performance.

        The forward-looking statements contained in this prospectus are based on our current expectations and beliefs concerning future developments and their potential effects on us. There can be no assurance that future developments affecting us will be those that we have anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, those factors described under the heading "Risk Factors." Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

USE OF PROCEEDS

        We estimate that the net proceeds from the sale of                        shares of common stock we are offering will be approximately $                  million, based on an assumed initial public offering price of $                  per share and after deducting the estimated underwriting discount and estimated offering expenses payable by us. If the underwriters' over-allotment option is exercised in full, we estimate that we will receive net proceeds of approximately $                  million.

        We intend to use the proceeds from this offering for:

  •
  the expansion of our sales and marketing activities, including an increase in our direct sales force;

  •
  research and development activities relating to potential new products, including the design of a drug development system for the minimally invasive treatment of neuropathies;

  •
  the repayment of outstanding debt obligations to Lighthouse Capital Partners IV, L.P. of approximately $3.3 million; and

  •
  general corporate purposes, including potential acquisitions of complementary products, technologies or businesses, as described below.

        Our debt obligations to Lighthouse Capital Partners were incurred in several advances between August 2003 and December 2003 under a secured line of credit, which we entered into in May 2003. The total amount of our borrowings was $3.0 million and these borrowings bear interest at a nominal rate of 11% per annum. We used the proceeds from these borrowings for general corporate purposes. Under the terms of the agreement governing this secured line of credit, we must repay each advance, plus outstanding interest, in equal monthly installments beginning approximately six months after the date of the advance and continuing for a period of 30 months, or until the full amount of the principal is repaid. Upon the final maturity date or the earlier prepayment of each advance, we also must pay Lighthouse Capital Partners an additional amount equal to 11% of the advance. Also in May 2003, we granted Lighthouse Capital Partners a seven-year warrant to purchase up to 400,000 shares of our Series E-1 preferred stock at an exercise price of $1.50 per share as additional payment for the secured credit line. As of June 21, 2004, we had approximately $2.9 million in advances outstanding under this secured line of credit, with final maturity dates ranging from August 2006 to December 2006.

        Although we have no current plans, agreements or commitments with respect to any acquisition, we may, if the opportunity arises, use an unspecified portion of the net proceeds to acquire or invest in new products, technologies or businesses.

        As of the date of this prospectus, we cannot specify with certainty all of the particular uses for the net proceeds to be received upon the completion of this offering. The amounts and timing of our actual expenditures will depend on numerous factors, including the status of our product development efforts, our sales and marketing activities, the amount of cash generated or used by our operations and competition. Accordingly, our management will have broad discretion in the application of the net proceeds and investors will be relying on the judgment of our management regarding the application of the net proceeds of this offering.

        Until we use the net proceeds of this offering for the above purposes, we intend to invest the funds in short-term, investment grade, interest-bearing securities. We cannot predict whether these investments will yield a favorable return.

DIVIDEND POLICY

        We have never declared or paid any cash dividends on our common stock. For the foreseeable future, we intend to retain any earnings in our business, and we do not anticipate paying any cash dividends. Whether or not to declare any dividends will be at the discretion of our board of directors, considering then-existing conditions, including our financial condition and results of operations, capital requirements, business prospects and other factors that our board of directors considers relevant.

CAPITALIZATION

        The following table sets forth our capitalization as of March 31, 2004:

  •
  on an actual basis;

  •
  on an as adjusted basis to reflect (a) the conversion of all of our outstanding shares of redeemable convertible preferred stock into an aggregate of 7,488,758 shares of common stock upon the closing of this offering, and (b) the issuance and sale of                  shares of common stock in this offering at an assumed price of $            per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

        You should read this table together with our financial statements and related notes appearing at the end of this prospectus and the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section of this prospectus.

	As of March 31, 2004
	Actual	As Adjusted
	(in thousands, except share data)
Long-term debt, net of current portion	$1,732	$
Warrants for redeemable convertible preferred stock	450
Redeemable convertible preferred stock, $0.01 par value; 27,615,630 shares authorized, actual; no shares authorized, as adjusted; 24,548,870 shares issued and outstanding, actual; no shares issued and outstanding, as adjusted	66,623
Stockholders' deficit:
Common stock, $0.001 par value; 37,000,000 shares authorized, actual; shares authorized, as adjusted; 1,042,990 shares issued and outstanding, actual; shares issued and outstanding, as adjusted	—
Additional paid-in capital	—
Subscription receivable	(2)
Deferred compensation	(635)
Accumulated deficit	(53,974)

Total stockholders' deficit	(54,611)

Total capitalization	$14,194	$

        The number of shares of common stock outstanding after this offering is based on 1,042,990 shares outstanding as of March 31, 2004 on an actual basis and excludes:

  •
  444,430 shares of common stock issuable upon the exercise of outstanding stock options as of March 31, 2004 at a weighted average exercise price per share of $1.82; and

  •
  100,000 shares of common stock issuable upon the exercise of an outstanding warrant as of March 31, 2004 at an exercise price per share of $6.00, assuming the automatic conversion of the existing warrant to purchase 400,000 shares of our Series E-1 preferred stock into a warrant to purchase 100,000 shares of common stock, which is to occur upon the closing of this offering.

DILUTION

        If you invest in our common stock, your interest will be diluted immediately to the extent of the difference between the public offering price per share you will pay in this offering and the pro forma net tangible book value per share of our common stock immediately after this offering.

        Our net tangible book value as of March 31, 2004 was approximately $(54.6) million, or $(52.36) per share of common stock. Net tangible book value per share is equal to our total tangible assets minus total liabilities, all divided by the number of shares of common stock outstanding as of March 31, 2004.

        Our pro forma net tangible book value per share as of March 31, 2004 was approximately $1.41 per share. Pro forma net tangible book value per share gives effect to the conversion of all outstanding preferred stock, into 7,488,758 shares of common stock, which is to occur upon the closing of this offering, the automatic conversion of a warrant to purchase 400,000 shares of our Series E-1 preferred stock into a warrant to purchase 100,000 shares of common stock upon the closing of this offering and the repayment of outstanding debt obligations to Lighthouse Capital Partners IV, L.P. of approximately $3.3 million.

        After giving effect to the sale of the            shares of common stock we are offering at an assumed initial public offering price of $                  per share, and after deducting the estimated underwriting discount and our estimated offering expenses, our pro forma as adjusted net tangible book value as of March 31, 2004 would have been approximately $                  million, or $      per share. This represents an immediate increase in pro forma net tangible book value of $      per share and an immediate dilution of $      per share to new investors. The following table illustrates this calculation on a per share basis:

Assumed initial public offering price per share		$
Net tangible book value per share as of March 31, 2004	$(52.36)
Increase in net tangible book value per share attributable to conversion of preferred stock	53.77

Pro forma net tangible book value per share of common stock as of March 31, 2004	1.41
Increase per share attributable to this offering

Pro forma as adjusted net tangible book value per share of common stock after this offering

Pro forma dilution per share to new investors		$

        If the underwriters exercise their over-allotment option in full, pro forma as adjusted net tangible book value will increase to $                  per share, representing an increase to existing holders of $                  per share, and there will be an immediate dilution of $                  per share to new investors.

        The following table summarizes, on a pro forma as adjusted basis as of March 31, 2004, after giving effect to this offering at an assumed initial public offering price of $      per share, and the pro forma adjustments referred to above, the total number of shares of our common stock purchased from us and the total consideration and average price per share paid by existing stockholders and by new investors:

	Shares Purchased		Total Consideration
					Average Price per Share
	Number	Percentage	Amount	Percentage
Existing Stockholders	8,531,748%		$43,498,315%		$5.10
New Investors

		100%		100%

        If the underwriters exercise their over-allotment option in full, the following will occur:

  •
  the pro forma as adjusted percentage of shares of our common stock held by existing stockholders will decrease to approximately            % of the total number of pro forma as adjusted shares of our common stock outstanding after this offering; and

  •
  the pro forma as adjusted number of shares of our common stock held by new public investors will increase to            , or approximately            % of the total pro forma as adjusted number of shares of our common stock outstanding after this offering.

        The tables and calculations above are based on 1,042,990 shares of our common stock outstanding as of March 31, 2004, on an actual basis, and exclude:

  •
  444,430 shares of common stock issuable upon the exercise of outstanding stock options as of March 31, 2004 at a weighted average exercise price per share of $1.82, and

  •
  100,000 shares of common stock issuable upon the exercise of an outstanding warrant as of March 31, 2004 at an exercise price per share of $6.00, assuming the automatic conversion of the existing warrant to purchase 400,000 shares of our Series E-1 preferred stock into a warrant to purchase 100,000 shares of common stock, which is to occur upon the closing of this offering.

        If all of our outstanding options and our outstanding warrant as of March 31, 2004 had been exercised as of that date, the pro forma as adjusted net tangible book value per share after this offering would be $            per share and total dilution to new investors would be $                              per share.

SELECTED FINANCIAL DATA

        The selected financial data shown below for the years ended December 31, 2001, 2002 and 2003 and as of December 31, 2002 and 2003 have been derived from our financial statements audited by PricewaterhouseCoopers LLP, independent auditors, and included elsewhere in this prospectus. The selected financial data shown below for the years ended December 31, 1999 and 2000 and as of December 31, 1999, 2000 and 2001 have been derived from our financial statements not included in this prospectus. The selected financial data shown below for the three months ended March 31, 2003 and 2004 have been derived from our unaudited financial statements included elsewhere in this prospectus. The selected financial data should be read in conjunction with our financial statements and related notes, "Capitalization" and "Management's Discussion and Analysis of Financial Condition and Results of Operations," which are included elsewhere in this prospectus.

	Year Ended December 31,					Three Months Ended March 31,
	1999	2000	2001	2002	2003	2003	2004
	(Unaudited)	(Unaudited)				(Unaudited)
	(in thousands, except share and per share data)
Statement of Operations Data:
Revenues	$112	$979	$3,464	$4,225	$9,168	$1,621	$3,030
Cost of revenues	133	634	1,424	1,370	2,707	477	827

Gross margin	(21)	345	2,040	2,855	6,461	1,144	2,203
Operating expenses:
Research and development (1)	1,483	1,984	2,561	2,146	2,397	541	650
Sales and marketing (1)	1,331	3,477	5,304	2,870	4,768	1,047	1,335
General and administrative (1)	1,492	2,325	3,228	2,673	2,850	597	855

Total operating expenses	4,306	7,786	11,093	7,689	10,015	2,185	2,840
Loss from operations	(4,327)	(7,441)	(9,053)	(4,834)	(3,554)	(1,041)	(637)
Interest income (loss), net	476	459	335	40	(113)	(0)	(143)

Net loss	(3,851)	(6,982)	(8,717)	(4,793)	(3,667)	(1,041)	(780)
Accretion of dividend on redeemable convertible preferred stock	(1,058)	(1,104)	(1,757)	(1,893)	(2,009)	(502)	(534)
Deemed dividend on redeemable convertible preferred stock	—	—	—	(6,873)	—	—	(788)
Beneficial conversion feature associated with redeemable convertible preferred stock	—	—	—	—	—	—	(7,051)

Net loss attributable to common stockholders	$(4,909)	$(8,086)	$(10,474)	$(13,559)	$(5,676)	$(1,543)	$(9,153)

Net loss per common share:
Basic and diluted	$(5.33)	$(8.36)	$(10.47)	$(13.17)	$(5.46)	$(1.49)	$(8.78)
Weighted average basic and diluted common shares outstanding	921,494	967,435	1,000,323	1,029,210	1,038,817	1,037,007	1,042,990
Pro forma basic and diluted net loss per common share (2)					$(0.53)		$(1.03)
Shares used in computing pro forma basic and diluted net loss per common share					6,802,711		8,861,748

(1)
Non-cash stock-based compensation expense included in these amounts as follows:
Research and development	$1	$5	$8	$7	$35	$4	$16
Sales and marketing	4	10	15	6	37	7	17
General and administrative	58	37	33	37	24	3	12

Total non-cash stock-based compensation	$63	$52	$56	$50	$96	$14	$45

(2)
Pro forma basic and diluted net loss per common share is calculated assuming the conversion of all then-outstanding shares of redeemable convertible preferred stock into shares of common stock and assuming the repayment of outstanding debt obligations to Lighthouse Capital Partners IV, L.P. of approximately $3.3 million.

	As of December 31,					As of March 31,
	1999	2000	2001	2002	2003	2004
	(Unaudited)	(Unaudited)	(Unaudited)			(Unaudited)
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$11,305	$5,389	$5,396	$2,701	$1,623	$10,900
Working capital	11,084	4,996	6,380	3,724	2,754	12,179
Total assets	12,242	7,158	9,899	7,053	7,218	17,079
Long-term debt and other long-term liabilities	18	964	331	124	2,232	1,933
Warrants for redeemable convertible preferred stock	—	—	—	—	450	450
Redeemable convertible preferred stock	19,712	20,816	34,995	45,684	47,694	66,623
Accumulated deficit	(8,098)	(15,851)	(26,321)	(39,860)	(44,901)	(53,974)
Total stockholders' deficit	(7,983)	(16,014)	(26,431)	(39,928)	(45,502)	(54,611)

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

        You should read the following discussion of our financial condition and results of operations in conjunction with our selected financial data, our financial statements and the accompanying notes to those financial statements included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. As a result of many factors, such as those set forth under the section entitled "Risk Factors" and elsewhere in this prospectus, our actual results may differ materially from those anticipated in these forward-looking statements.

Overview

        NEUROMetrix was founded in June 1996. We design, develop and sell proprietary medical devices used to diagnose neuropathies. Our proprietary technology provides physicians with an in-office diagnostic system, the NC-stat System, that enables the physicians to make rapid and accurate diagnoses of neuropathies. The NC-stat System is comprised of: (1) disposable NC-stat biosensors that are placed on the patient's body; (2) the NC-stat monitor and related components; and (3) the NC-stat docking station, an optional device that enables the physician's office to transmit data to our onCall Information System. Each component of the NC-stat System is also sold separately. The sensitivity of the nervous system to metabolic and mechanical damage, compounded by its limited regenerative ability, creates a robust market opportunity for a medical device that can assist in point-of-service diagnoses of neuropathies in a manner that is cost-effective for the patient and third-party payer. We believe the ease of use, accuracy and convenience provided by the NC-stat System position it to become a standard of care for the assessment of neuropathies at the point of service.

        From our inception until May 1999, we had devoted substantially all of our efforts to designing and developing the NC-stat System and other potential products, raising capital and recruiting personnel. We believe that one of our strengths is our ability to develop and commercialize innovative products for neurological applications. In May 1999, we shipped our first NC-stat System. At that time we sold one type of biosensor, for the testing of the median motor nerve. In 2000, we introduced an additional biosensor for the testing of the ulnar motor nerve. In 2002, we introduced our second-generation NC-stat System, as well as two additional biosensors. In 2003, we added to our product line two biosensors with higher functionality that have the ability to test both motor and sensory nerves. In 2003, we more than doubled our revenues from the prior year, generating $9.2 million in revenues, of which 85.8% was attributable to sales of NC-stat biosensors. Our gross margin percentage in 2003 was 70.5%. In the first quarter of 2004, we generated total revenues of $3.0 million, of which 89.0% was attributable to sales of NC-stat biosensors. Our gross margin percentage in the first quarter of 2004 was 72.7%. In 2004, we introduced a new biosensor to test the ulnar nerve at the elbow, as well as components for the NC-stat monitor to utilize this biosensor.

        We derive our revenues from the sale of NC-stat biosensors, monitors and docking stations directly to end users, which are generally physicians. The NC-stat monitor is an electronic instrument that is used with the NC-stat biosensors to perform nerve conduction studies for the purpose of diagnosing neuropathies. The NC-stat monitor displays the pertinent results of nerve conduction studies on an LCD screen immediately at the conclusion of each study. Our NC-stat biosensors are disposable products that are used once and inactivated after use. The NC-stat docking station is an optional device that is used to transmit to the onCall Information System data generated by the nerve conduction study performed with the NC-stat monitor. The onCall Information System formulates the data it receives for each test into a detailed report that is provided to the customer through facsimile or e-mail.

        Diagnostic device revenues include revenues derived from the sale of our NC-stat monitors and NC-stat docking stations. Biosensor revenues include the sale of various types of disposable biosensors used to perform nerve conduction studies with the NC-stat monitor. Our revenue recognition policy is to recognize revenue from our monitors and biosensors upon shipment if the fee is fixed and determinable, persuasive evidence of an arrangement exists, collection of the resulting receivables is probable and product returns are reasonably estimable. Revenues from our docking station are deferred and recognized over the shorter of the estimated customer relationship period or the estimated useful life of the product, currently three years.

        Reimbursement from third-party payers is an important element of success for medical products companies. To date, we believe nearly all of the nerve conduction studies performed by our customers with the NC-stat System have been satisfactorily covered by third-party payers. However, widespread adoption of the NC-stat System by the medical community is unlikely to occur if physicians do not continue to receive satisfactory reimbursement from third-party payers for procedures performed with the NC-stat System.

        One of the primary challenges we face in our business is successfully expanding the market for nerve conduction studies. A successful market expansion will depend upon, in part, our ability to alter physicians' practices relating to the diagnosis of neuropathies and our targeting of primary care physicians who traditionally have not been targeted by companies selling equipment used to perform nerve conduction studies. In order to successfully implement this growth strategy, we plan on significantly increasing our sales force and our total headcount subsequent to this offering and participating in various industry conferences in order to accelerate the market awareness and adoption of our products. These efforts, as well as the overall expansion of our business, will provide challenges to our organization and may strain our management and operations. We are focused on monitoring our business as it grows and appropriately acquiring and allocating resources to address these issues, with a goal of achieving and sustaining profitability.

        Since our inception in 1996, we have incurred losses every quarter. We incurred net losses of approximately $8.7 million in 2001, $4.8 million in 2002 and $3.7 million in 2003. In the first quarter of 2004, we incurred a net loss of $780,000. We do not know whether or when we will become profitable. At March 31, 2004, we had an accumulated deficit of approximately $54.0 million. We have financed our operations through the private placement of equity and debt securities. At March 31, 2004, we had $3.0 million of secured debt outstanding. As of March 31, 2004, we had received net proceeds of $43.5 million from the issuance of redeemable convertible preferred stock.

        Our financial objective is to achieve profitable growth. Our efforts in 2004 will be focused primarily on expanding our sales and marketing for the NC-stat System and continuing our ongoing program of making enhancements and improvements to the NC-stat System, including the introduction of new biosensors. We are also in the early stages of designing a drug delivery system for the minimally invasive treatment of neuropathies by both primary care and specialist physicians. We are also focusing our efforts on the management of accounts receivable and control of inventory balances. Executing these objectives is expected to require the hiring of additional sales and administrative personnel, additional investments in research and development and the introduction of new and enhanced product offerings, with the goal of increasing our market penetration. We believe that the accomplishment of these combined efforts will have a positive impact on our cash flow from operations.

Results of Operations

        The following table presents certain statement of operations information stated as a percentage of total revenues:

	Year Ended December 31,			Three Months Ended March 31,
	2003	2002	2001	2004	2003
Revenues:
Diagnostic device	14.2%	17.1%	22.6%	11.0%	17.7%
Biosensor	85.8	82.9	77.4	89.0	82.3

Total revenues	100.0	100.0	100.0	100.0	100.0
Cost of revenues	29.5	32.4	41.1	27.3	29.4
Gross margin	70.5	67.6	58.9	72.7	70.6
Operating expenses:
Research and development	26.1	50.8	73.9	21.5	33.4
Sales and marketing	52.0	67.9	153.1	44.0	64.5
General and administrative	31.1	63.3	93.2	28.2	36.8

Total operating expenses	109.2	182.0	320.2	93.7	134.8
Loss from operations	-38.8	-114.4	-261.3	-21.0	-64.2
Interest income (expense), net	-1.2	1.0	9.7	-3.5	0.0

Net loss	-40.0%	-113.5%	-251.6%	-24.5%	-64.2%

Comparison of Three Months Ended March 31, 2004 and March 31, 2003

Revenues

        The following tables present a breakdown of our customers, biosensor units used and revenues:

	12 Month Period Ended March 31,
				% Change
	2004	2003	Change
Customers	1,815	1,419	397	28.0%
	Three Months Ended March 31,
				% Change
	2004	2003	Change
Biosensor units	70,300	40,200	30,100	74.9%
	(in thousands)
Revenues:
Diagnostic device	$334.1	$286.6	$47.5	16.6
Biosensor	2,696.2	1,334.4	1,361.7	102.0

Total revenues	$3,030.3	$1,621.0	$1,409.3	86.9

        Diagnostic device revenues were $334,100 and $286,600 for the three months ended March 31, 2004 and March 31, 2003, respectively, representing a year-over-year increase of $47,500, or 16.6%. This increase is primarily attributable to an increase in the list price of our NC-stat monitors and docking stations, which resulted in a higher average sale price during the three months ended March 31, 2004 as compared to the same period in 2003. Diagnostic device revenues accounted for 11.0% and 17.7% of our total revenues for the three months ended March 31, 2004 and March 31, 2003, respectively.

        Biosensor revenues were $2.7 million and $1.3 million for the three months ended March 31, 2004 and March 31, 2003, respectively, representing a year-over-year increase of $1.4 million, or 102.0%. The increase was primarily due to an increased customer base for our biosensors, increased frequency of testing by our customers, and the introduction in May 2003 of higher functionality biosensors that test both motor and sensory nerve conduction. These higher functionality biosensors have an average selling price 60-80% higher than motor-only biosensors. Biosensor revenues accounted for 89.0% and 82.3% of our total revenues for the three months ended March 31, 2004 and March 31, 2003, respectively.

        Our customers used 70,300 biosensor units in the three months ended March 31, 2004, compared to 40,200 units for the same period in 2003, an increase of 30,100 units, or 74.9%.

        Our total revenues were $3.0 million and $1.6 million for the three months ended March 31, 2004 and March 31, 2003 respectively, representing a year-over-year increase of $1.4 million, or 86.9%. During the 12-month period ending March 31, 2004, a total of 1,815 customers used our NC-stat System compared to 1,419 customers for the same period ending March 31, 2003. This represents a 28% year-over-year increase in the number of customers that used our NC-stat System.

Costs and expenses

        The following table presents our costs and expenses and net loss:

	Three Months Ended March 31,
	2004	2003	$ Change	% Change
	(in thousands)
Cost of revenues:
Diagnostic devices	$132.6	$143.5	$(10.9)	-7.6%
Biosensors	694.6	333.1	361.5	108.5

Total costs of revenues	827.2	476.6	350.6	73.5
Gross margin:
Diagnostic devices	201.5	143.0	58.5	40.9
Biosensors	2,001.6	1,001.4	1,000.2	99.9

Total gross margin	2,203.1	1,144.4	1,058.7	92.5
Gross Margin %:
Diagnostic devices	60.3%	49.9%
Biosensors	74.2	75.0
Total gross margin	72.7	70.6
Operating expenses:
Research and development(1)	650.4	541.2	109.2	20.2
Sales and marketing(1)	1,334.6	1,046.2	288.4	27.6
General and administrative(1)	854.5	597.2	257.4	43.1

Total operating expenses	2,839.6	2,184.5	655.0	30.0

Loss from operations	(636.5)	(1,040.2)	403.7	-38.8
Interest income	4.9	9.9	(5.0)	-50.5
Interest expense	(148.4)	(10.1)	(138.3)	1375.6

Net loss	(780.0)	(1,040.4)	260.4	-25.0
Accretion of dividend on preferred stock	(534.4)	(502.4)	(32.0)	6.4
Deemed dividend and beneficial conversion feature on redeemable convertible preferred stock	(7,838.6)	—	(7,838.6)	—

Net loss available to common stockholders	$(9,153.1)	$(1,542.7)	$(7,610.4)	493.3

(1)
Includes non-cash stock-based compensation of:
Research and development	$15.8	$3.9
Sales and marketing	17.4	6.7
General and administrative	11.4	13.3

Total non-cash stock-based compensation	$44.6	$13.9

        Gross Margin

        Diagnostic device gross margin percentage was 60.3% and 49.9% for the three months ended March 31, 2004 and March 31, 2003, respectively. The increase in the gross margin percentage in the first three months of 2004 compared to the same period in 2003 is attributable partially to an increase in the list price of our NC-stat monitor and docking station, and partially to a decrease in the price paid to our third-party manufacturers resulting from a change in our supplier.

        Biosensor gross margin percentage decreased to 74.2% for the three months ended March 31, 2004 from 75.0% for the same period in 2003. The small decrease in biosensor gross margin percentage is primarily due to a less favorable mix towards higher sales volume of lower margin biosensors in the first three months of 2004 when compared to the same period in 2003.

        Our overall gross margin percentage was 72.7% for the three months ended March 31, 2004 compared to 70.6% for the same period in 2003.

        At the beginning of 2004, we significantly raised the list price of our diagnostic devices. The list price increase should continue to result in a higher diagnostic device gross margin percentage in 2004 when compared to 2003. We anticipate our overall gross margin percentage will remain relatively consistent for the remainder of 2004. However, if sales volumes do not increase, if biosensor revenues as a percent of total revenues do not increase, or if pricing pressures increase, then gross margin may not increase or may be negatively impacted in future quarters.

        Research and Development

        Our research and development, or R&D, expenses include expenses from research, product development, clinical, regulatory and quality assurance departments.

        R&D expenses increased $109,200, or 20.2%, to $650,400 for the three months ended March 31, 2004 from $541,200 for the same period in 2003. As a percentage of revenues, R&D expenses were 21.5% and 33.4% for the three months ended March 31, 2004 and March 31, 2003, respectively. The increase in expenses was primarily due to an increase of $129,300 in employee compensation and benefit costs resulting from the hiring of three additional employees in our R&D department, partially offset by a decrease of $11,600 in outside consulting costs.

        For the remainder of 2004, we expect our spending on R&D will increase due to the hiring of additional employees. We expect R&D expenses, as a percentage of total revenues, to continue to decrease slightly. This percentage may vary, however, depending primarily on our revenues for the remainder of 2004.

        Sales and Marketing

        Sales and marketing expenses increased $288,400, or 27.6%, to $1.3 million for the three months ended March 31, 2004 from $1.0 million for the same period in 2003. As a percentage of revenues, sales and marketing expenses were 44.0% and 64.5% for the three months ended March 31, 2004 and March 31, 2003, respectively. The increase in expenses was primarily due to an increase of $169,300 in sales commissions paid to our independent regional sales agencies, which were directly related to our higher revenues in the first quarter of 2004, and increases of $157,500 and $39,900 in employee compensation and benefit costs and recruiting costs, respectively, which resulted from the addition of five employees in our sales and marketing department. The increase was also partially due to an increase of $26,400 in outside consulting service expense. These increases were partially offset by a reduction of $147,700 in costs for advertising, promotional materials and trade shows.

        We expect to hire additional sales and marketing personnel during the remainder of 2004. For 2004, we expect sales and marketing expense, as a percentage of total revenues, to remain relatively consistent with its current level. This percentage may vary, however, depending primarily on our revenues for the remainder of 2004.

        General and Administrative

        Our general and administrative expenses include expenses from the executive, finance, administrative, customer services and information technology departments.

        General and administrative expenses increased $257,400, or 43.1%, to $854,500 for the three months ended March 31, 2004, from $597,200 for the same period in 2003. As a percentage of revenues, general and administrative expenses were 28.2% and 36.8% for the three months ended March 31, 2004 and March 31, 2003, respectively. The increase in expenses was primarily due to a write-off of accounts receivable of $112,800, an increase of $40,800 in our insurance costs, an increase of $36,700 in employee compensation and benefit costs, resulting from an increase to current employee salaries, and an increase of $21,600 in outside consulting services expense.

        We expect our general and administrative expenses to increase during the remainder of 2004 as a result of our expected growth and the additional requirements that we will need to fulfill as a publicly traded company, although these expenses, as a percentage of total revenues, are likely to continue to decrease as revenues increase. This percentage may vary, however, depending primarily on our revenues for the remainder of 2004.

        Interest Income

        Interest income was $4,900 and $9,900 during the three months ended March 31, 2004 and March 31, 2003, respectively. Interest income was earned from investments in cash equivalents and short-term investments (with original maturities of 90 days or less). Interest income decreased during the three months ended March 31, 2004 compared to the same period in 2003 because of lower average cash balances available for investment and lower yields on outstanding investment balances. Our sale of Series E-1 redeemable convertible preferred stock in March 2004 provided net proceeds of approximately $10.6 million. Based on this higher available balance of funds for investment, we expect interest income to increase in 2004 as compared to 2003.

        Interest Expense

        Interest expense was $148,400 and $10,100 during the three months ended March 31, 2004 and 2003, respectively, representing an increase of $138,300. The increase in interest expense was primarily due to increased borrowing under our credit line entered into in May 2003 with Lighthouse Capital Partners.

        We expect interest expense to remain consistent for the remainder of 2004 until we repay our current credit line. We intend to use a portion of the proceeds from this offering to repay this credit line.

        Deemed Dividend and Beneficial Conversion Feature on Redeemable Convertible Preferred Stock

        In the first quarter of 2004, we recorded a $787,900 deemed dividend as a result of the March 2004 Series E-1 redeemable convertible preferred stock financing. The deemed dividend resulted from an adjustment to the conversion ratios as a result of anti-dilution protection associated with the Series D redeemable convertible preferred stock. The company also recorded a charge of $7.1 million for a beneficial conversion feature embedded within the Series E-1 redeemable convertible preferred stock issued in March 2004. There was no deemed dividend or beneficial conversion charge in 2003.

Comparison of Years Ended December 31, 2003 and December 31, 2002

Revenues

        The following table presents a breakdown of our customers, biosensor units used and revenues:

	Year Ended December 31,
				% Change
	2003	2002	$ Change
Customers	1,736	1,390	346	24.9%
Biosensor units	203,000	116,200	86,800	74.7
	(in thousands)
Revenues:
Diagnostic device	$1,302.3	$722.6	$579.7	80.2
Biosensor	7,865.3	3,502.4	4,362.8	124.6

Total revenues	$9,167.6	$4,225.0	$4,942.5	117.0

        Diagnostic device revenues were $1.3 million and $722,600 in 2003 and 2002, respectively, representing a year-over-year increase of $579,700, or 80.2%. Of this increase, approximately $240,000 is attributable to a greater number of units sold, primarily as a result of an increase in the number of our regional sales managers and expanded clinical uses for the NC-stat System, and $285,000 is attributable to an increase in the list price of our NC-stat monitors and docking stations. Diagnostic device revenues accounted for 14.2% and 17.1% of our total revenues in 2003 and 2002, respectively.

        Biosensor revenues were $7.9 million and $3.5 million in 2003 and 2002, respectively, representing a year-over-year increase of $4.4 million, or 124.6%. The increase was primarily due to an increased customer base for our biosensors, increased frequency of testing by our customers, and the introduction in May 2003 of higher functionality biosensors that test both motor and sensory nerve conduction. These biosensors have an average selling price that is 60-80% higher than our comparable motor-only biosensors. Biosensor revenues accounted for 85.8% and 82.9% of our total revenues in 2003 and 2002, respectively.

        Our customers used 203,000 biosensor units in 2003, compared to 116,200 units in 2002, an increase of 86,800 units, or 74.7%.

        Our total revenues were $9.2 million and $4.2 million in 2003 and 2002, respectively, representing a year-over-year increase of $4.9 million, or 117.0%. During 2003, a total of 1,736 customers used our NC-stat System, compared to 1,390 customers during 2002. This represents a 24.9% year-over-year increase in the number of customers that used our NC-stat System.

        We expect revenues in 2004 to continue to increase as we expand our sales and marketing efforts and our customer base and make enhancements and improvements to our NC-stat System, including the introduction of new biosensors, but we expect revenues to increase at a slower rate than in 2003. We also expect that an increasing percentage of our revenues will be generated from sales of our biosensors in 2004, as our customer base continues to expand. In January 2004, we increased the list price of our NC-stat monitor and docking station by approximately 40%, which we expect to contribute to an increase in diagnostic device revenues in 2004. Our revenues could be negatively impacted by a variety of factors, including the level of demand for nerve conduction studies, potential for changes in third-party reimbursement for nerve conduction studies, the overall economy and competitive factors.

Costs and expenses

        The following table presents our costs and expenses and net loss:

	Year Ended December 31,
				% Change
	2003	2002	$ Change
	(in thousands)
Cost of revenues:
Diagnostic device	$658.1	$420.1	$238.0	56.7%
Biosensor	2,048.4	950.0	1,098.4	115.6

Total cost of revenues	2,706.5	1,370.1	1,336.4	97.5
Gross margin:
Diagnostic device	644.2	302.5	341.7	113.0
Biosensor	5,816.8	2,552.4	3,264.4	127.9

Total gross margin	6,461.0	2,854.9	3,606.1	126.3
Gross margin %:
Diagnostic device	49.5%	41.9%
Biosensor	74.0	72.9
Total gross margin %	70.5	67.6
Operating expenses:
Research and development (1)	$2,396.8	$2,146.1	$250.7	11.7
Sales and marketing (1)	4,767.6	2,869.7	1,897.9	66.1
General and administrative (1)	2,850.5	2,672.7	177.8	6.7

Total operating expenses	10,014.9	7,688.5	2,326.4	30.3

Loss from operations	(3,553.9)	(4,833.6)	1,279.7	-26.5
Interest income	23.5	80.3	(56.8)	-70.7
Interest expense	(136.3)	(40.2)	(96.1)	239.1

Net loss	(3,666.7)	(4,793.5)	1,126.8	-23.5
Accretion on redeemable convertible preferred stock	(2,009.5)	(1,892.7)	(116.8)	6.2
Deemed dividend on redeemable convertible preferred stock	—	(6,872.9)	6,872.9	—

Net loss available to common stockholders	$(5,676.2)	$(13,559.1)	$7,882.9	-58.1

(1)
Includes non-cash stock-based compensation of:
Research and development	$35.1	$7.7
Sales and marketing	36.8	5.8
General and administrative	24.5	36.7

Total non-cash stock-based compensation	$96.4	$50.2

        Gross Margin

        Diagnostic device gross margin percentage was 49.5% and 41.9% in 2003 and 2002, respectively. The increase in the gross margin percentage in 2003 compared to 2002 is partially attributed to an increase in the list price of our NC-stat monitor and docking station, and partially to a decrease in the price paid to our third-party manufacturers resulting from a change in our supplier.

        Biosensor gross margin percentage increased to 74.0% in 2003 from 72.9% in 2002. Our higher functionality biosensors, introduced in 2003, provide improved performance, resulting in lower overall warranty costs and higher gross margin. We believe that, as an increasing portion of our revenues are generated from these higher functionality biosensors, it will continue to have a positive impact on our overall biosensor margin in 2004.

        Our overall gross margin percentage was 70.5% in 2003 compared to 67.6% in 2002. A favorable mix towards higher gross margin biosensor revenues in 2003 contributed to this increase in overall gross margin percentage, along with those factors discussed above.

        In January 2004, we raised the list price of our NC-stat monitor and docking station by approximately 40%. We anticipate that our overall gross margin percentage will continue to improve in 2004 as compared to 2003. However, if sales volumes do not increase, if biosensor revenues as a percent of total revenues do not increase, or if pricing pressures increase, then gross margin may not increase or may be negatively impacted in 2004.

        Research and Development

        R&D expenses increased $250,700, or 11.7%, to $2.4 million in 2003 from $2.1 million in 2002. As a percentage of revenues, R&D expenses were 26.1% and 50.8% in 2003 and 2002, respectively. The increase in expenses was primarily due to increases of $21,600 and $33,800 in compensation expense and recruiting expense, respectively, which resulted from the hiring of two additional employees in our R&D department, an increase of $58,800 in outside consulting expense, and an increase of $56,800 in prototype costs related to new product development, including the development of two biosensors introduced in 2003 and one biosensor introduced in the first half of 2004.

        For 2004, we expect our spending on R&D will increase due to the hiring of additional personnel. We expect R&D expenses, as a percentage of total revenues, to continue to decrease slightly as revenues increase. This percentage may vary, however, depending primarily on our 2004 revenues.

        Sales and Marketing

        Sales and marketing expenses increased $1.9 million, or 66.1%, to $4.8 million in 2003 from $2.9 million in 2002. As a percentage of revenues, sales and marketing expenses were 52.0% and 67.9% in 2003 and 2002, respectively. The increase in expenses was primarily due to an increase of $610,600 in sales commissions paid to our regional sales managers and an increase of $469,500 in sales commissions to our independent regional sales agencies, both of which were directly related to our higher revenues in 2003, and an increase of $479,700 in compensation and bonus expense, which resulted from the hiring of two additional employees in our sales and marketing department, including our chief operating officer in July 2002. Because our independent regional sales agencies are compensated exclusively on a commission basis, their compensation is linked directly to our revenues. The compensation of our internal sales force is predominately based upon meeting internal performance goals and, therefore, also linked to our revenues. Also contributing to the increase in sales and marketing expense was an increase of $149,700 in advertising and product promotion expense and an increase of $127,500 in travel and lodging expense.

        We expect to hire additional sales and marketing personnel during 2004. For 2004, we expect sales and marketing expenses, as a percentage of total revenues, to remain reasonably consistent with 2003 levels. This percentage may vary, however, depending primarily on our 2004 revenues.

        General and Administrative

        General and administrative expenses increased $177,800, or 6.7%, to $2.9 million in 2003 from $2.7 million in 2002. As a percentage of revenues, general and administrative expenses were 31.1% and 63.3% in 2003 and 2002, respectively. The increase in expenses was primarily due to an increase of $115,500 in general recruiting costs and an increase of $33,800 in insurance costs. General and administrative staffing levels remained consistent during 2003 and 2002.

        We expect our general and administrative expenses to increase during 2004 as a result of our expected growth and the additional requirements that we will need to fulfill as a publicly traded company, although these expenses as a percentage of total revenues are likely to continue to decrease as revenues increase. This percentage may vary, however, depending primarily on our 2004 revenues.

        Interest Income

        Interest income was $23,500 and $80,300 in 2003 and 2002, respectively. Interest income was earned from investments in cash equivalents and short-term investments (with maturities of 90 to 180 days). Interest income decreased in 2003 compared to 2002 because of lower average cash balances available for investment and lower yields on outstanding investment balances.

        Interest Expense

        Interest expense was $136,300 and $40,200 in 2003 and 2002, respectively, representing an increase of $96,100 or 239.1%. The increase in interest expense was primarily due to increased borrowing under a new credit line obtained in May 2003.

        As a result of applying part of the proceeds from this offering to repayment of the current credit line, we expect interest expense to be lower in 2004 as compared to 2003.

        Deemed Dividend on Redeemable Convertible Preferred Stock

        In 2002, we recorded a $6.9 million deemed dividend as a result of the December 2002 Series E-1 redeemable convertible preferred stock financing and the anti-dilution provisions associated with the Series D and Series E redeemable convertible preferred stock. The $6.9 million deemed dividend resulted from an adjustment to the conversion ratios as a result of anti-dilution protection associated with the Series D and Series E redeemable convertible preferred stock. There was no deemed dividend in 2003.

Comparison of Years Ended December 31, 2002 and December 31, 2001

Revenues

        The following table presents a breakdown of our customers, biosensor units used and revenues:

	Year Ended December 31,
				% Change
	2002	2001	$ Change
Customers	1,390	1,225	165	13.5%
Biosensor Units	116,200	73,900	42,300	57.2
	(in thousands)
Revenues:
Diagnostic device	$722.6	$782.5	$(59.9)	-7.7
Biosensor	3,502.4	2,681.9	820.5	30.6

Total revenues	$4,225.0	$3,464.4	$760.6	22.0

        Diagnostic device revenues were $722.6 and $782.5 in 2002 and 2001, respectively, representing a year-over-year decrease of $59.9, or 7.7%. The decrease was due to a reduction in the volume of unit sales to new customers resulting from an approximately 50% reduction in the number of regional sales managers in 2002 compared to 2001. This volume decrease was offset by an increase in the average selling price in 2002. During 2002, on average we had 8 regional sales manager positions per month compared to an average of 18 regional sales manager positions per month in 2001. This represents a decrease of 10 regional sales manager positions from 2001 to 2002. The reduction in regional sales manager positions was primarily the result of attrition. We allowed these sales manager positions to decrease in order to improve cost efficiencies, productivity and individual contribution and performance. Diagnostic device revenues contributed 17.1% and 22.6%, respectively, of our total revenues in 2002 and 2001.

        Biosensor revenues were $3.5 million and $2.7 million in 2002 and 2001, respectively, representing a year-over-year increase of $820,500, or 30.6%. The increase was mainly due to the expansion in our customer base and the increased frequency of testing by our customers, and partially due to the introduction of two new biosensors to our product line in July 2002. Biosensor revenues contributed 82.9% and 77.4%, respectively, of our total revenues in 2002 and 2001.

        Our customers used 116,200 biosensor units in 2002, compared to 73,900 units in 2001, an increase of 42,300 units, or 57.2%.

        Our total revenues were $4.2 million and $3.5 million in 2002 and 2001 respectively, representing an increase of $760,700, or 22.0%. During 2002, a total of 1,390 customers used our NC-stat System, compared to 1,225 customers during 2001. This represents a 13.5% year-over-year increase in the number of customers that used our NC-stat System.

Costs and expenses

        The following table presents our costs and expenses and net loss:

	Year Ended December 31,
				% Change
	2002	2001	$ Change
	(in thousands)
Cost of revenues:
Diagnostic device	$420.1	$643.3	$(223.2)	-34.7%
Biosensor	950.0	781.0	169.0	21.6

Total cost of revenues	1,370.1	1,424.3	(54.2)	-3.8
Gross margin:
Diagnostic device	302.5	139.2	163.3	117.3
Biosensor	2,552.4	1,900.8	651.6	34.3

Total gross margin	2,854.9	2,040.0	814.9	39.9
Gross margin %:
Diagnostic device	41.9%	17.8%
Biosensor	72.9	70.9
Total gross margin %	67.6	58.9
Operating expenses:
Research and development (1)	$2,146.1	$2,561.0	$(414.9)	-16.2
Sales and marketing (1)	2,869.7	5,304.4	(2,434.7)	-45.9
General and administrative (1)	2,672.7	3,227.6	(555.0)	-17.2

Total operating expenses	7,688.5	11,093.0	(3,404.6)	-30.7

Loss from operations	(4,833.6)	(9,053.0)	4,219.5	-46.6
Interest income	80.3	388.7	(308.4)	-79.3
Interest expense	(40.2)	(53.3)	13.1	-24.6

Net loss	(4,793.5)	(8,717.6)	3,924.2	-45.0
Accretion on redeemable convertible preferred stock	(1,892.7)	(1,756.7)	(136.0)	7.7
Deemed dividend on redeemable convertible preferred stock	(6,872.9)	—	(6,872.9)	—

Net loss available to common stockholders	$(13,559.1)	$(10,474.3)	$(3,084.7)	29.5

(1)
Includes non-cash stock-based compensation of:

Research and development	$7.7	$8.6
Sales and marketing	5.8	14.8
General and administrative	36.7	32.7

Total non-cash stock-based compensation	$50.2	$56.1

        Gross Margin

        Diagnostic device gross margin percentage was 41.9% and 17.8% in 2002 and 2001, respectively. The increase in the gross margin percentage in 2002 compared to 2001 is primarily attributed to a 44.2% increase in the average selling price of our NC-stat monitor and docking station.

        Biosensor gross margin percentage increased to 72.9% in 2002 from 70.9% in 2001. This increase was primarily due to a reduction in the price paid to our third-party manufacturers for our biosensors during 2002, resulting from purchase volume discounts.

        Our overall gross margin percentage was 67.6% in 2002 compared to 58.9% in 2001. A favorable mix towards higher gross margin biosensor revenues in 2002 contributed to the increase in overall gross margin, along with those factors discussed above.

        Research and Development

        In 2002 and 2001, our research and development expenses included expenses from research, product development, clinical, regulatory and quality assurance departments.

        R&D expenses decreased $414,900, or 16.2%, to $2.1 million in 2002 from $2.6 million in 2001. As a percentage of revenues, R&D expenses were 50.8% and 73.9% in 2002 and 2001, respectively. The decrease in R&D expenses was due to a decrease of $282,100 in compensation expense, as a result of fewer personnel in our R&D functions. In 2001 we hired five people primarily in the first half of the year. However, we also had seven people who either terminated their employment with us or were terminated in 2001, the majority of which were in the second half of 2001. We did not replace these seven people in 2001 or 2002, which resulted in lower compensation in 2002 compared to 2001. Also contributing to the decrease was a decrease of $79,200 in clinical study expenses and a decrease of $60,800 in lab and development supplies expense.

        Sales and Marketing

        Sales and marketing expenses decreased $2.4 million, or 45.9%, to $2.9 million in 2002 from $5.3 million in 2001. As a percentage of revenues, sales and marketing expenses were 67.9% and 153.1% in 2002 and 2001, respectively. The decrease in expenses was primarily due to a decrease of $1.5 million in compensation expense, as a result of fewer sales and marketing personnel in 2002 compared to 2001. In 2001 we hired 13 people primarily in the first half of the year. However, we also had 18 people who either terminated their employment with us or were terminated in 2001; the majority of these departures were related to performance and occurred in the second half of 2001. We did not replace these 18 people in 2001 or 2002, and, on a monthly basis, had an average of 10 fewer sales and marketing personnel in 2002 compared to 2001. This personnel reduction resulted in lower compensation in 2002 compared to 2001. Also contributing to the decrease in expenses was a decrease of $335,300 in travel expense included in the sales and marketing expenses, a decrease of $236,100 in advertising and promotional expenses and a decrease of $110,600 in commission expense paid to our independent regional sales agencies.

        General and Administrative

        General and administrative expenses decreased $555,000, or 17.2%, to $2.7 million in 2002 from $3.2 million in 2001. As a percentage of revenues, general and administrative expenses were 63.3% and 93.2% in 2002 and 2001, respectively. The decrease in expenses was primarily due to decreases of $201,200 and $37,600 in compensation expense and recruiting expense, respectively, as a result of fewer general and administrative personnel in 2002 as compared to 2001. In 2001 we hired nine people primarily in the first half of the year. However, we also had eight people who either terminated their employment with us or were terminated in 2001, the majority of which were in the second half of 2001. We did not replace these eight people in 2001 or 2002, therefore resulting in lower compensation in 2002 compared to 2001. Also contributing to the decrease in general and administrative expenses was a net reduction of approximately $100,000 in bad debt expense.

        Interest Income

        Interest income was $80,300 and $388,700 in 2002 and 2001, respectively. Interest income was earned from investments in cash equivalents and short-term investments (with maturities of 90 to 180 days). Interest income decreased in 2002 compared to 2001 because of lower average cash balances available for investment and lower yields on outstanding investment balances.

        Interest Expense

        Interest expense was $40,200 and $53,300 in 2002 and 2001, respectively, representing a decrease of $13,100 or 24.6%. The decrease in interest expense was primarily due to a decrease in borrowing.

        Deemed Dividend on Redeemable Convertible Preferred Stock

        In 2002, we recorded a $6.9 million deemed dividend as a result of the December 2002 Series E-1 redeemable convertible preferred stock financing and the anti-dilution provisions associated with the Series D and Series E redeemable convertible preferred stock. The $6.9 million deemed dividend resulted from an adjustment to the conversion ratios as a result of anti-dilution protection associated with the Series D and Series E redeemable convertible preferred stock. There was no deemed dividend in 2001.

Liquidity and Capital Resources

        We commenced operations in June 1996 and have financed our operations since inception through the private placement of equity and debt. As of March 31, 2004, we have received aggregate net proceeds of $43.5 million from the issuance of redeemable convertible preferred stock. As of March 31, 2004, we had $3.0 million of secured debt outstanding. As of March 31, 2004, we had $10.9 million in cash and cash equivalents.

        In March 2004, we sold 7,050,771 shares of our Series E-1 redeemable convertible preferred stock to existing preferred stockholders for net proceeds of $10.6 million. These shares will convert into shares of common stock upon the closing of this offering. These shares contain a beneficial conversion feature, as the estimated fair value of our common stock at the date of the sale was in excess of the conversion price associated with Series E-1 redeemable convertible preferred stock share price. The total value of the beneficial conversion feature of approximately $7.1 million was recognized in the form of a preferred stock dividend in the first quarter of 2004. In addition, we recognized a deemed dividend of approximately $787,900 in the first quarter of 2004 as a result of an adjustment in the conversion rate of the Series D redeemable convertible preferred stock associated with anti-dilution provisions in connection with the March 2004 Series E-1 redeemable convertible preferred stock sale.

        In managing our working capital, two of the financial measurements that we monitor are days' sales outstanding, or DSO, and inventory turnover rate, which are presented in the table below for the years ended December 31, 2003 and December 31, 2002 and the three months ended March 31, 2004 and March 31, 2003:

	Year Ended December 31,		Three Months Ended March 31,
	2003	2002	2004	2003
Days' sales outstanding (days)	53	59	57	51
Inventory turnover rate (times per year)	2.8	1.4	2.8	2.4

        Our customer payment terms are generally 30 days from invoice date. At March 31, 2004, our DSO was at 57 days, an increase of six days as compared to March 31, 2003. This increase in DSO resulted from a corresponding increase in accounts receivable balances aging greater than 60 days from invoice. We continue to focus our efforts on reducing our accounts receivable balances over 60 days old.

        Accounts payable are normally paid 30 days from receipt of a vendor's invoice.

        During the fourth quarter of 2002, we purchased approximately six months of device inventory in anticipation of a change in manufacturer. We have since sold through this inventory buildup and, as a result, our inventory turnover in 2003 and the first three months of 2004 increased. We continue to monitor inventory turnover as we adjust our inventory levels in anticipation of the expansion of our sales distribution channels.

        Cash and cash equivalents were $10.9 million at March 31, 2004, $1.6 million at December 31, 2003, and $2.7 million at December 31, 2002.

        Cash used in operating activities was $3.9 million in 2003 and $4.6 million in 2002. The major use of cash was to fund operating losses of $3.7 million in 2003 and $4.8 million in 2002. In 2003, cash was also used to fund an increase of $1.1 million in accounts receivable resulting from the significant growth in revenues, and an increase of $216,000 in inventories to support our anticipated sales volume increase and new products introduced during the year. These uses of cash in 2003 were partially offset by increases in accounts payable and accrued expenses of $329,000 and $334,000, respectively. Cash used in operating activities was $1.1 million during the three months ended March 31, 2004. The major use of cash in the three months ended March 31, 2004 was to fund operating losses of $780,000. Cash was also used to fund an increase in inventory, resulting from our new product introductions, an increase in accounts receivable, and a decrease in accounts payable.

        Cash used in investing activities was $203,600 and $29,900 in 2003 and 2002, respectively. Cash used in investing activities was $161,600 in the three months ended March 31, 2004. Cash was used for the purchase of fixed assets, and, in 2003 and 2004, primarily represented tooling costs for the new manufacturer of our NC-stat monitor and docking station. Cash provided by financing activities was $3.0 million and $1.9 million in 2003 and 2002, respectively. The cash from financing activities in 2003 primarily represented proceeds from the issuance of long-term debt provided by Lighthouse Capital Partners, as described below. The cash from financing activities in 2002 was primarily generated from the issuance of preferred stock. Cash provided by financing activities was $10.5 million in the three month period ended March 31, 2004, and primarily represented proceeds received from the issuance of preferred stock financing.

        In May 2003, we entered into a loan and security agreement with Lighthouse Capital Partners that provided us with a secured line of credit of up to $3.0 million. This line of credit is secured by all of our tangible and intangible assets and was available to us through December 31, 2003. On December 31, 2003, we had a total outstanding balance of $3.0 million under this secured line of credit as a result of several advances made between August 2003 and December 2003. We initially paid a $10,000 commitment fee to obtain this line of credit and, in addition, we paid a facility fee of 1% of each advance on the date the advance was made. Our borrowings under this line of credit bear interest at a rate of 11% per annum. Under the terms of the loan and security agreement, we must repay each advance in equal monthly installments beginning approximately six months after the date of the advance and continuing for a period of 30 months, or until the full amount of the principal is repaid. Upon the final maturity date or the earlier prepayment of each advance, we also must pay the lender an additional amount equal to 11% of the advance. Additionally, in May 2003, we granted the lender a seven-year warrant to purchase up to 400,000 shares of our Series E-1 preferred stock at an exercise price of $1.50 per share as additional payment for the secured credit line. The warrant automatically converts into a warrant to purchase common stock at a one-for-one basis upon the closing of this offering. We intend to use a portion of the proceeds from this offering to prepay all amounts owed under this secured credit line.

        In connection with our lease that we entered into with a term beginning January 1, 2001, we are required to maintain, for the benefit of the lessor, an irrevocable standby letter of credit stating the lessor as the beneficiary in the amount of $1,860,000 over the term of the lease, which is secured by a certificate of deposit in an amount equal to 102% of the letter of credit. The certificate of deposit is renewable in 30-day increments. The amount is classified as restricted cash in the balance sheet.

        During 2004, we will be expending funds in connection with our efforts to expand our sales and marketing for the NC-stat System and continue our ongoing program of making enhancements and improvements to the NC-stat System, including the introduction of new biosensors. We will also expend funds on the design of a drug delivery system, which is in its early stages, for the minimally invasive treatment of neuropathies by both primary care and specialist physicians. We believe that the combination of funds available and funds expected to be secured from the sale of equity in this offering will be adequate to finance our ongoing operations for at least two years, including the expenditures anticipated for 2004 described above.

        As of December 31, 2003, we have federal and state net operating loss carryforwards available to offset future taxable income of $28.6 million and $28.0 million, respectively, and federal and state research and development credits of $302,000 and $226,000, respectively, available to offset future taxes. The net operating loss and research and development credit carryforwards expire at various dates beginning in 2011 for federal and 2003 for state. Ownership changes in our company, as defined in the Internal Revenue Code, may limit the amount of net operating loss and research and development credit carryforwards that can be utilized annually to offset future taxable income and taxes. Subsequent changes in our ownership could further affect the limitation in future years.

        To date, inflation has not had a material impact on our financial operations.

Off-Balance Sheet Arrangements, Contractual Obligation and Contingent Liabilities and Commitments

        As of December 31, 2003, we did not have any off-balance sheet financing arrangements.

        The following table summarizes our principal contractual obligations as of December 31, 2003 and the effects such obligations are expected to have on our liquidity and cash flows in future periods.

	Payments due in
Contractual Obligations
	Total	2004	2005 and 2006	2007 and 2008	After 2008
Short- and long-term debt	$3,540,000	$949,000	$2,591,000	—	—
Operating lease obligations	4,762,500	810,000	1,860,000	$1,860,000	$232,500

Total contractual cash obligations	$8,302,500	$1,759,000	$4,451,000	$1,860,000	$232,500

        In addition to the above-listed items, we have entered into two separate license agreements. The first license agreement is with the Massachusetts Institute of Technology, or M.I.T. We have obtained a right to use certain technology through the term of the M.I.T.'s patent rights on such technology, which is exclusive for a period of 15 years from the date of the license agreement. In exchange, we issued shares of common stock to M.I.T. and are required to pay royalties of 2.15% of net sales of products incorporating the licensed technology. In addition, we are required to pay royalties ranging from 25% to 50% of payments received from sublicensees, depending on the degree to which the licensor's technology was incorporated into the products sublicensed by us. In addition, we are obligated to pay M.I.T. annual license maintenance fees. On or before December 31, 2002, we have paid M.I.T. annual license maintenance fees totaling $50,000 in the aggregate. For each year after 2004, we are obligated to pay M.I.T. annual license maintenance fees of $75,000 if minimum sales requirements are not met. All annual license maintenance fees that we pay can be used to offset future royalties payable under the agreement. As of December 31, 2003, we were obligated to pay M.I.T. license maintenance fees of $175,000 in 2004 covering 2002 through 2004. We have the right to terminate this license agreement at any time upon six months' notice. Through the year ended December 31, 2003, we have not incorporated this licensed technology into our products.

        The second license agreement is with an unrelated third party. We obtained the right to use certain proprietary technology of this third party. This technology is used in the manufacture of our NC-stat biosensors. The term of this agreement is perpetual, subject to rights of termination. In exchange, we are required to pay the licensor $50,000 every year for the first three years of the agreement. In subsequent years, we are required to pay $10,000 per year as long as we continue to use the licensed technology. We paid $10,000 during the year ended December 31, 2003. We have the right to terminate this license agreement upon written notice not later than 30 days prior to any anniversary date.

Critical Accounting Policies

        Our financial statements are based on the selection and application of generally accepted accounting principles, which require us to make estimates and assumptions about future events that affect the amounts reported in our financial statements and the accompanying notes. Future events and their effects cannot be determined with certainty. Therefore, the determination of estimates requires the exercise of judgment. Actual results could differ from those estimates, and any such differences may be material to our financial statements. We believe that the policies set forth below may involve a higher degree of judgment and complexity in their application than our other accounting policies and represent the critical accounting policies used in the preparation of our financial statements. If different assumptions or conditions were to prevail, the results could be materially different from our reported results. Our significant accounting policies are presented within Note 2 to our Financial Statements.

Revenue Recognition

        Our revenue recognition policy is to recognize revenues from our monitor and biosensors upon shipment if the fee is fixed and determinable, persuasive evidence of an arrangement exists, collection of the resulting receivables is probable and product returns are reasonably estimable. Revenues from our docking station are deferred and recognized over the shorter of the estimated customer relationship period or the estimated useful life of the product, currently three years.

        Revenue recognition involves judgments, including assessments of expected returns, allowance for doubtful accounts and expected customer relationship periods. We analyze various factors, including a review of specific transactions, our historical returns, average customer relationship periods, and market and economic conditions. Changes in judgments or estimates on these factors could materially impact the timing and amount of revenues and costs recognized. Should market or economic conditions deteriorate, our actual return or bad debt experience could exceed our estimate.

Warranty Costs

        We accrue for device and biosensor warranty costs at the time of sale. While we engage in extensive product quality programs and processes, our warranty obligation is affected by product failure rates, user error, variability in physiology and anatomy of customers' patients, material usage and delivery costs. Should actual product failure and user error rates, material usage or delivery costs differ from our estimates, the amount of actual warranty costs could materially differ from our estimates.

Asset Valuation

        Asset valuation includes assessing the recorded value of certain assets, including accounts receivable, inventories and fixed assets. We use a variety of factors to assess valuation, depending upon the asset. Accounts receivable are evaluated based upon our historical experience, the age of the receivable and current market and economic conditions. Should current market and economic conditions deteriorate, our actual bad debt experience could exceed our estimate. The recoverability of inventories is based upon the types and levels of inventory held, forecasted demand, pricing, competition and changes in technology. Should current market and economic conditions deteriorate, our actual recovery could be less than our estimate.

Accounting for Income Taxes

        As part of the process of preparing our financial statements, we are required to estimate our income taxes in each of the jurisdictions in which we operate. This process involves estimating our actual current tax exposure, including assessing the risks associated with tax audits, together with assessing temporary differences resulting from the different treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within our balance sheet. We assess the likelihood that our deferred tax assets will be recovered from future taxable income and to the extent we believe that recovery is more likely than not, do not establish a valuation allowance. In the event that actual results differ from these estimates, our provision for income taxes could be materially impacted.

New Accounting Pronouncements

        In January 2003, the Financial Accounting Standards Board issued FIN No. 46, Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51 (FIN No. 46). The primary objectives of FIN No. 46 are to provide guidance on the identification of entities for which control is achieved through means other than through voting rights (variable interest entities) and to determine when and which business enterprise should consolidate the variable interest entities. The new model for consolidation applies to an entity which either (1) the equity investors (if any) do not have a controlling financial interest or (2) the equity investment at risk is insufficient to finance the entity's activities without receiving additional subordinated financial support from the other parties. FIN No. 46 also requires enhanced disclosures for variable interest entities. FIN No. 46 applies immediately to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. The standard as amended by FIN 46R, applies to the first fiscal year or interim period beginning after March 15, 2004 to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. We do not expect the adoption of FIN No. 46 to have a material impact on our financial position, results of operations, or cash flows.

        In March 2004, the Emerging Issues Task Force (EITF) reached a consensus on EITF No. 03-06, Participating Securities and Two-Class Method under FASB Statement No. 128, Earning per Share. EITF No. 03-06 addresses a number of questions regarding the computation of earnings per share (EPS) by companies that have issued securities other than common stock that contractually entitle the holder to participate in dividends and earnings of the company when, and if, it declares dividends on its common stock. The issue also provides further guidance in applying the two-class method of calculating EPS. It clarifies what constitutes a participating security and how to apply the two class method of computing EPS once it is determined that a security is participating, including how to allocate undistributed earnings to such a security. The consensuses reached on EITF No. 03-06 is effective for fiscal periods beginning after March 31, 2004. Prior period earnings per share amounts will be restated to conform to the consensuses to ensure comparability year over year. We are still evaluating the impact, if any, the adoption of EITF No. 03-06 would have on our results of operations or financial condition.

Quantitative and Qualitative Disclosures about Market Risk

        We do not use derivative financial instruments in our investment portfolio and have no foreign exchange contracts. Our financial instruments consist of cash, cash equivalents, short-term investments, accounts receivable, accounts payable, accrued expenses and long-term obligations. We consider investments that, when purchased, have a remaining maturity of 90 days or less to be cash equivalents. The primary objectives of our investment strategy are to preserve principal, maintain proper liquidity to meet operating needs and maximize yields. To minimize our exposure to an adverse shift in interest rates, we invest mainly in cash equivalents and short-term investments and maintain an average maturity of six months or less. We do not believe that a 10% change in interest rates would have a material impact on the fair value of our investment portfolio or our interest income.

BUSINESS

        We design, develop and sell proprietary medical devices used to diagnose neuropathies. Neuropathies are diseases of the peripheral nerves and parts of the spine that frequently are caused by or associated with diabetes, low back pain and carpal tunnel syndrome, as well as other clinical disorders. We believe that our neuropathy diagnostic system, the NC-stat System, improves the quality and efficiency of patient care by offering all physicians the ability to diagnose patients with neuropathies at the point of service; that is, in the physician's office at the time the patient is examined; resulting in earlier and more accurate detection, greater patient comfort and convenience, and improved clinical and economic outcomes.

        Neuropathies traditionally have been evaluated by simple clinical examination by the primary care physician, and, in some cases, subsequently diagnosed by a nerve conduction study and needle electromyography, or NCS/nEMG procedure, performed by a neurologist or physician in a related specialty. We estimate that there are approximately two million traditional NCS/nEMG procedures currently performed each year in the United States. We believe that use of traditional NCS/nEMG procedures is limited by the referral process and the resulting delay in availability of diagnostic information, the inconvenience and discomfort of these procedures for the patient, and the expense to the patient and third-party payer. We anticipate that the advantages and increased availability of the NC-stat System will significantly increase the number of nerve conduction studies performed. Based on our analysis of current data, we estimate that the potential market size for the NC-stat System in diabetes, low back pain and carpal tunnel syndrome markets in the aggregate could be as great as approximately 9.5 million annual patient tests, or over $1.0 billion annually for our disposable biosensors, in the United States.

        Our goal is to become the leading provider of innovative, proprietary, high margin medical devices that provide comprehensive solutions for the diagnosis and treatment of patients with neuropathies. To date, our primary focus has been on the diagnosis of neuropathies. We also believe that our core technology can be adapted and extended to provide minimally invasive approaches to treating neuropathies. We are in the early stages of designing a drug delivery system for the minimally invasive treatment of neuropathies by both primary care and specialist physicians.

        All of our current products have received 510(k) clearance by the FDA. The NC-stat System has been on the market since May 1999 and is presently used in over 1,800 physician's offices, clinics and other health care facilities. We hold issued utility patents covering a number of important aspects of our NC-stat System. In 2003, we more than doubled our revenues from the prior year, generating $9.2 million in revenues. In the first quarter of 2004, we generated total revenues of $3.0 million, compared to $1.5 million in the first quarter of 2003. Our gross margin percentage in the first quarter of 2004 was 72.7%, and 89.0% of our revenues were attributable to sales of the disposable biosensors that physicians use to perform tests with our NC-stat System. We incurred net losses of approximately $4.8 million in 2002 and $3.7 million in 2003. In the first quarter of 2004, we incurred a net loss of $780,000. Since our inception, more than 230,000 patients have been tested with the NC-stat System.

Disorders of the Peripheral Nerves and Spine

The Nervous System

        The nervous system is a collection of interconnected specialized cells called neurons, supported by other complementary cells. The basic function of the nervous system is to convert physical stimuli into neural signals, to process these neural signals, and to generate an appropriate motor response. The classic reflex obtained by tapping on the knee and eliciting a mild kick is a simple example of this function.

        The nervous system is divided into the central nervous system, or CNS, and the peripheral nervous system, or PNS. The CNS is comprised of the neurons in the brain and spine, while the PNS consists of neurons and related elements outside the spine and within the extremities, such as the hands or feet. Neurons, which are the primary components of the nervous system, typically have three elements: (1) the dendrites, or input region; (2) the cell body, where the cell nucleus resides; and (3) the axon, or output region. The dendrites and the cell body of most neurons reside within the CNS (e.g., in the spine), while the axons may reside within the CNS, the PNS or both. The axon carries information from one neuron to another or to a muscle. Axons can exceed one meter in length yet represent the same cell. The term "nerve" generally refers to a collection of axons encased within a common sheath. Axons combine into nerves in the extremities that are considered part of the PNS.

        All neurons, and particularly their axons, are highly susceptible to metabolic or mechanical damage and have limited regenerative ability. Disorders of the nervous system lead to symptoms which can range from numbness and weakness in the extremities if confined to the PNS, to changes in cognition, speech and personality if the CNS is involved.

Neuropathies

        Disorders of the nerves are broadly described by the term neuropathies. There are two basic types of neuropathies, those that are focal in nature and those that are systemic. Focal neuropathies are typically caused by a compression of one or more specific nerves. Systemic neuropathies are typically caused by a metabolic disturbance that results in widespread damage to nerves throughout the body. The most common clinical conditions associated with neuropathies include:

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  Diabetes.  Diabetes is a disease in which the body either does not produce or does not properly use insulin. Insulin is a hormone that is needed to convert sugar, starches and other food into energy needed for daily body function. Diabetes often results in a high level of glucose in the blood, called hyperglycemia. Chronic hyperglycemia is associated with complications of diabetes including nerve, eye and kidney disease. The most common form of diabetes-related nerve disease is a systemic neuropathy called diabetic peripheral neuropathy, or DPN. The symptoms of DPN include impaired sensation or pain in the feet and hands. The American Diabetes Association currently estimates that 60% to 70% of people with diabetes are affected by DPN, although a majority of these individuals are unaware of their nerve disease because they have no symptoms. Clinical studies have demonstrated that nerve conduction studies can detect DPN in cases where symptoms are not present. DPN, if left undiagnosed and unmanaged, can result in the development of lower extremity ulcers and, in severe cases, amputation.

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  Low back pain.  Low back pain can have many causes. When low back pain has a neurological source, it is often focal in nature and associated with pain that radiates from the lower back region into the leg, called sciatica. In some cases, the patient may also experience loss of sensation and weakness in the lower leg. In advanced cases, these symptoms can become disabling. The symptoms result from pressure on the nerve roots, the precursors of the nerve, as they exit the spine. The source of the pressure is usually part of an intervertebral disc that is displaced from its normal location between the vertebral bodies. These disorders are often called herniated or ruptured discs.

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  Carpal tunnel syndrome.  Carpal tunnel syndrome, or CTS, is caused by swelling of the tendons that traverse the wrist alongside the median nerve. The swollen tendons compress the median nerve, resulting in damage to the nerve that leads to numbness in the first three fingers of the hand, weakness in the thumb, and occasionally wrist and hand pain. CTS is the most common focal neuropathy.

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  Other medical conditions associated with neuropathies.  Common chronic disorders such as obesity; rheumatoid arthritis; and spinal stenosis, or narrowing of the spinal canal; are commonly associated with neuropathies. In these complicated cases, it is particularly important to confirm or exclude neuropathies in order to develop effective treatment programs.

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  Nerve damage caused by chemotherapy.  A number of widely used chemotherapeutic agents are toxic to nerves. Unfortunately, by the time patients report symptoms, significant nerve damage has often already occurred.

Market Opportunity

        The sensitivity of the nervous system to metabolic and mechanical damage, compounded by its limited regenerative ability, creates a robust market opportunity for a medical device that can assist in point-of-service diagnoses of neuropathies in a manner that is cost-effective for the patient and third-party payer. We believe the ease of use, accuracy and convenience provided by the NC-stat System position it to become a standard of care for the assessment of neuropathies at the point of service. We believe that the availability of point-of-service nerve conduction studies, through the NC-stat System, will result in earlier detection of neuropathies, leading to earlier therapeutic intervention and improved clinical and economic outcomes. We believe that use of traditional NCS/nEMG procedures is limited by the referral process and the resulting delay in availability of diagnostic information, the inconvenience and discomfort of these methods for the patient, and the expense to the patient and third-party payer. Our policy is to promote and support the utilization of nerve conduction studies in a manner strictly consistent with prevailing guidelines on the medically appropriate use of this diagnostic procedure. We estimate that there are approximately two million traditional NCS/nEMG procedures currently performed each year in the United States. We anticipate that the advantages and increased availability of the NC-stat System will significantly increase the number of nerve conduction studies performed. Although the largest indication for which the NC-stat System has been used historically is carpal tunnel syndrome, we have since expanded our marketing efforts to include DPN and low back pain, as well as other indications. We anticipate that our future growth will be generated mainly from this expanded focus. Based on our analysis of current patient data, we estimate that the potential market size for the NC-stat System in the diabetes, low back pain and carpal tunnel syndrome markets in the aggregate could be as great as approximately 9.5 million annual patient tests, or over $1.0 billion annually for our disposable biosensors, in the United States. However, market size is difficult to predict, and we cannot assure you that our estimates will prove to be correct. We believe that additional applications of the NC-stat System, including the clinical assessment of patients with neuropathies caused by or associated with other clinical disorders, could further increase this potential market size. Additionally, although we have not yet quantified the size of the market, we believe a significant international market opportunity exists for the NC-Stat System.

Assessment and Treatment Methods for Neuropathies

Traditional Methods for Detecting Neuropathies

        Neuropathies traditionally have been evaluated using clinical and diagnostic methods. The clinical examination of a patient with a potential neuropathy focuses on the nature, location and duration of the symptoms. The physician will also perform a physical examination of the patient to corroborate and qualify the patient's symptoms. In many cases, the physician will use simple instruments such as a reflex hammer or a tuning fork. Although the clinical examination is essential to the evaluation of the patient with a potential neuropathy, it has a number of important disadvantages, including the following:

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  It is qualitative.  A clinical examination provides qualitative rather than quantitative information, and results can vary greatly depending on the physician performing the examination. In this respect, it has limited use as an objective and repeatable measure of disease.

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  It is subjective.  Much of the clinical examination relies on the patient experiencing and reporting symptoms or perceptions. As a result, it depends greatly on the investigative efforts of the physician in interviewing the patient, is highly variable because of individual differences in recollection and discomfort thresholds, and requires an alert, cooperative patient. Because of the subjective nature of the clinical examination, the results must be interpreted cautiously.

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  It often does not detect pre-clinical or early stage disease.  Because the clinical examination relies on the patient reporting symptoms or physical signs of disease, the physician typically cannot detect early stage disease with this evaluation. The progressive nature of neurological damage is such that pre-clinical or early detection creates the optimal opportunity for intervention and successful clinical outcomes.

        The limitations of the clinical examination in detecting and monitoring neuropathies suggest that an objective and quantitative diagnostic procedure would be of value for many patients. The role of an objective diagnostic procedure in a patient at risk for a neuropathy or experiencing common symptoms of a neuropathy, such as numbness, unusual sensations, pain and weakness, is shown in the diagram below.

        The cause of symptoms in many of these patients will not be disorders of the nervous system, but rather arthritic pain, musculo-skeletal disturbances, inflammatory conditions, psychiatric disorders and others. The importance of an objective diagnostic procedure in this type of patient is to determine if the patient does in fact have a neuropathy, and if so, of what type and severity. Only with this information can appropriate therapy be determined.

        The principal diagnostic method used today to assess patients with or at risk for neuropathies is a traditional nerve conduction study and a needle electromyography, or nEMG. Traditional nerve conduction studies and nEMGs are distinct studies and can be performed independently, but are collectively described as traditional NCS/nEMG procedures. In a traditional nerve conduction study, electrodes are placed on the patient's skin surface and the physician performing the study electrically stimulates the nerve, evoking a neural impulse that travels along the nerve, thereby enabling the physician to measure a series of nerve conduction parameters. In an nEMG, recording needles are inserted through the skin's surface into a muscle and the physician performing the study reviews the electrical activity of those muscles. From these data, the physician can determine whether or not the patient has a neuropathy, and if so, its characteristics and severity. The traditional nerve conduction study, in some cases combined with an nEMG, is considered by most physicians to be the "gold standard" in terms of diagnostic accuracy for most neuropathies.

Limitations of Traditional Diagnostic Methods

        Traditional NCS/nEMG procedures have a number of limitations, which together have generally resulted in these procedures not being performed until late in patients' care episodes. These limitations include the following:

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  Referral process.  Traditional NCS/nEMG procedures typically are performed under a referral from a primary care physician to a neurologist. This process may lead to loss of control of the patient's care by the primary care physician, higher expense for the patient and third-party payer, and the likely delay and inconvenience for the patient associated with a separate office visit to a new physician.

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  Expense.  When the patient visits a new physician under a referral for the purpose of a traditional NCS/nEMG procedure, the physician is less familiar with the patient's medical history and condition than the primary care physician. Therefore, these physicians may need to perform more extensive testing consisting of multiple nerves and muscles. Because of the breadth of these studies, the cost per study can exceed $1,000 per patient, which leads to greater expense for the patient and third-party payer.

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  Equipment.  The equipment used to perform a traditional NCS/nEMG procedure is a complex and expensive electromedical apparatus that typically ranges in cost from $15,000 to $40,000. For this reason, it is generally only purchased by neurologists and physicians in related specialties, who expect high utilization to offset this cost.

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  Complexity.  Traditional procedures require familiarity with equipment and engineering principles that most physicians do not acquire during their medical training. This fact, combined with high equipment cost, has meant that only a small number of physicians, such as neurologists and physicians in related specialties, perform testing under traditional methods, making this type of testing not generally widely available.

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  Discomfort.  The traditional NCS/nEMG procedure is considered uncomfortable or painful by most patients. In particular, the nEMG component can be very painful because it involves a physician inserting needles into specific muscles of the patient, often in close proximity to the site of pain. Patients are sometimes therefore reluctant to undergo these procedures, and neuropathies may go undiagnosed.

Current Methods for Treating Neuropathies

        Addressing the limitations of traditional methods for detecting neuropathies is important because of the expanding number of treatments for common neuropathies currently under development. We believe earlier and more accurate detection of neuropathies would allow more patients to benefit from these treatments, which include the following:

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  Diabetic Peripheral Neuropathy.  Optimal clinical management of DPN is based on earliest possible detection so as to limit the degree of nerve damage. At the present time, most people with diabetes are evaluated for DPN with simple clinical procedures that generally do not identify the disease in its early stages. Although treatment options for DPN are presently limited, there are interventions designed to slow down the progression of nerve degeneration and to minimize the complications of the nerve disease. Current interventions consist primarily of increased attention to the individual's blood glucose through monitoring and administration of insulin and other medications. In addition, greater attention to the existence and progression of foot ulcers that are often triggered by nerve disease has been shown to be valuable in preventing amputation. A number of pharmaceutical companies and researchers are investigating and developing drugs specifically designed to treat DPN. The following table summarizes the leading drug development programs in DPN known to us, as described, for each company, in current publicly available information released by that company.

Company Name	Drug Name	Status
Eli Lilly and Company	ruboxistaurin mesylate	U.S. Phase III clinical trial
Sanwa Kagaku Kenkyusho Co., Ltd., Sankyo Co., Ltd., and NK Curex	fidarestat	U.S. Phase II clinical trial
Dainippon Pharmaceutical Co., Ltd.	AS-3201	U.S. Phase II clinical trial
Johnson & Johnson	topiramate	Approved in the United States as anticonvulsant; studies being conducted to determine efficacy in the treatment of DPN
Vitaris GmbH	a-lipoic acid	Approved in Germany; studies being conducted to determine efficacy in the treatment of DPN
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  Sciatica.  The widespread incidence of low back pain and intense discomfort associated with the condition makes the detection of true sciatica difficult. However, treatment decisions require a clear delineation between those patients that have non-neuropathic back pain, such as muscle strains or spasms, and those that have underlying neuropathies. Mild sciatica may be treated with non-steroidal anti-inflammatory drugs, or NSAIDs, rest and physical therapy. More advanced sciatica is often treated with steroid injections and eventually a minimally invasive or more involved surgical procedure may be required.

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  Carpal Tunnel Syndrome.  Mild CTS is treated conservatively using wrist splints, NSAIDs, and physical and occupational therapy. Moderate to severe CTS is treated by injecting steroids into the carpal tunnel in the immediate vicinity of the median nerve, or ultimately by a surgical procedure called a carpal tunnel release, or CTR. Most physicians and third-party payers require confirmation of median nerve damage by a nerve conduction study, like that performed using the NC-stat System, prior to performing CTR. According to the Centers for Disease Control and Prevention, or CDC, over 350,000 CTR procedures were performed in 1997.

NEUROMetrix Solution

        Recognizing the opportunity created by the limitations of traditional diagnostic methods coupled with the availability of current and potential new treatments for certain neuropathies, NEUROMetrix has developed the NC-stat System for the performance of non-invasive nerve conduction studies at the point of service. Our proprietary technology provides physicians with an in-office diagnostic system that enables physicians to make rapid and accurate diagnoses that are cost-effective for the patient and third-party payer. We believe that the NC-stat System represents a significant advance in neurological diagnostics and offers an improvement over traditional diagnostic procedures with the following benefits:

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  Facilitates performance of nerve conduction studies at the point of service.  The complexity and high capital cost of traditional diagnostic methods generally has limited their use to neurologists and physicians in related specialties. We believe the features of the NC-stat System facilitate the performance of nerve conduction studies within the offices of a wide range of physicians. By moving nerve conduction studies to the primary care physician's office, the patient can avoid the expense and inconvenience of a referral visit to a neurologist. Additionally, the NC-stat System enables primary care physicians to retain greater control over their patients by eliminating the need to refer them out for a traditional NCS/nEMG procedure.

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  Provides a cost-effective diagnostic tool.  We believe that the NC-stat System should reduce the cost to the patient and the third-party payer of many nerve conduction studies. This belief is based on our observation that when these procedures are performed by the physician with primary clinical responsibility for the patient, the study is more directed so that generally fewer nerves are tested without compromising the accuracy of the diagnosis. As the cost to third-party payers for nerve conduction studies is typically based on the number of nerves tested, use of the NC-stat System can result in lower costs to patients and third-party payers. For example, a nerve conduction study for DPN using the NC-stat System would typically be performed by testing three nerves, whereas a nerve conduction study for the same indication performed by a neurologist using traditional NCS/nEMG equipment upon referral could involve the testing of six nerves or more.

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  Requires minimal capital investment.  We sell the NC-stat System, which has equivalent technical specifications to the more expensive traditional instruments, for under $5,000, which is less than a third of the cost of traditional NCS/nEMG equipment. We believe the lower capital cost of the NC-stat System will aid in the expansion of nerve conduction studies beyond neurologist offices.

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  Simple to operate.  The NC-stat biosensors are designed for ease in placement, which allows a wide range of physician office personnel to administer the technical parts of the study under supervision of a physician. The NC-stat monitor utilizes software algorithms that perform each step of a nerve conduction study in a reliable manner, with embedded automation technology that addresses and minimizes the technical training requirements for performing nerve conduction studies, while also ensuring that the end diagnostic result is accurate and reliable. We believe that, in combination, these features allow accurate and reliable nerve conduction studies to be performed in 10 to 20 minutes on average.

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  Patient-friendly, non-invasive procedure.  The NC-stat System allows for reduced patient discomfort during the nerve conduction study by minimizing the magnitude of the electrical stimulus to the nerve via a proprietary patient-specific calibration procedure. In most cases, the sophisticated signal processing and automation capabilities of the NC-stat System provide sufficient diagnostic information to eliminate the need for an nEMG procedure. This saves the patient the discomfort, stress and risk of this invasive procedure. The non-invasive nature and convenient features of the NC-stat System also facilitate repeat testing in patients to demonstrate response to treatment interventions.

        We believe point-of-service testing will expand the use of nerve conduction studies to include at-risk individuals who may have early-stage neuropathies but may not be experiencing symptoms, a population that would be unlikely to be tested under the current inconvenient, expensive referral system. Because traditional NCS/nEMG procedures are typically not performed until late in patients' care episodes, permanent nerve damage may have already occurred, which may limit treatment options. We believe that more widespread use of nerve conduction studies would lead to earlier detection of neuropathies. Clinical studies published in peer-reviewed medical journals have demonstrated that nerve conduction studies conducted with the NC-stat System result in comparable accuracy to traditional NCS/nEMG procedures, as described below in "—Clinical Studies." By incorporating nerve conduction studies early in patients' care episodes through the use of the NC-stat System, we expect better long-term clinical and economic outcomes will emerge because of the ability to implement available preventive care based on accurate early diagnostic results.

The NC-stat System

        The NC-stat System is comprised of: (1) disposable NC-stat biosensors that are placed on the patient's body; (2) the NC-stat monitor and related components; and (3) the NC-stat docking station, an optional device that enables the physician to transmit data to our onCall Information System. The onCall Information System formulates the data it receives for each test into a detailed report that is sent to the physician via facsimile or e-mail in three to four minutes on average and aids in the physician's diagnosis. The NC-stat System enables the physician to make rapid and accurate diagnoses that are cost-effective for the patient and third-party payer.

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  NC-stat biosensors.  The NC-stat biosensors are single use, self-adhesive, nerve-specific, patch-like devices that are placed on the body and connected to the NC-stat monitor. Through the use of a specialized gel and a temperature sensor, both of which are contained within the biosensor, NC-stat biosensors convert nerve signals to electronic data that can be received and displayed by the NC-stat monitor. Currently we sell seven different types of biosensors:

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  Median motor;

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  Median motor and sensory;

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  Ulnar motor at wrist;

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  Ulnar motor and sensory;

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  Combination ulnar motor and sensory at wrist and ulnar at elbow;

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  Peroneal; and

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  Tibial.

    The biosensors are designed to be positioned according to common anatomical landmarks with a configuration that facilitates correct placement. We designed the sensors so that they could be easily applied with minimal training by members of a physician's office staff. The biosensors are encoded with a unique electronic serial number, which allows us to track each biosensor throughout the manufacturing, shipping and end-use stages. The biosensors also are electronically inactivated after use, thus preventing re-use. This inactivation is essential since prior use of the biosensor adhesive and specialized gel would significantly degrade the quality of the measurements. In a typical nerve conduction study, multiple nerves are evaluated and multiple biosensors are used according to general guidelines established by CMS and physician associations.

    The table below provides sample testing protocols for several common clinical indications.

Clinical Indication	Specific Biosensors Utilized	Total Number of Biosensors Utilized	Aggregate Price of Biosensors Utilized
Diabetic peripheral neuropathy	Peroneal Motor (2) Median Motor/Sensory (1)	3	$110
Low back pain with bilateral sciatica	Peroneal Motor (2) Tibial Motor (2)	4	$120
Bilateral carpal tunnel syndrome	Median Motor/Sensory (2) Ulnar Motor/Sensory (2)	4	$180
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  NC-stat monitor.  The NC-stat monitor is designed for efficient and easy use by the physician or a member of the physician's clinical staff. The NC-stat monitor can only be operated with our NC-stat biosensors. This instrument, which is lightweight and slightly larger than a cordless telephone, customizes and calibrates the test for each patient, analyzes neurophysiological signals collected from the biosensor and displays the pertinent results on an LCD screen immediately at the conclusion of each nerve conduction study. It also stores data from multiple patients for optional transmission to the onCall Information System. We also sell optional related components that allow for the testing of long nerve segments, such as those between the elbow and wrist or the knee and foot. The monitor is powered for several months by two AA batteries. The NC-stat monitor contains software that performs all the control and analysis algorithms necessary to carry out a nerve conduction study. A complete nerve conduction study may be performed with just the monitor and the biosensors.

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  NC-stat docking station and onCall Information System.  The NC-stat docking station is an optional device that automatically transmits data from the NC-stat monitor via any available telephone line, such as those used by facsimile machines, to the onCall Information System that we maintain. The docking station has its own data storage so it does not lose data if the telephonic connection to the onCall Information System cannot be established for some time or is disrupted during transmission.

    The data is processed and analyzed by the onCall Information System and stored in a central database, and a detailed report is generated for each patient that is then sent to the physician via facsimile or e-mail in three to four minutes on average. The report includes the raw waveform data, comparisons to an age- and height-adjusted normal range population, study reference table and text summaries of the study, which facilitate rapid and accurate diagnosis by the physician examining the patient. Although the study data presented in the onCall report can be generated manually by the physician using the numerical measurements displayed by the NC-stat monitor, the report is a convenient and fast alternative. Whether using the information from the onCall report or the NC-stat monitor display, the actual clinical interpretation of the NC-stat results is always performed by the physician ordering the study. The onCall Information System can also provide daily, monthly and quarterly reports to customers. These reports provide assistance in correct submission for third-party reimbursement and assist in tracking overall clinical utilization. The onCall Information System generally is available 24 hours per day, seven days per week. Although purchase of the NC-stat docking station and utilization of the onCall Information System are entirely optional, we believe substantially all of our customers use this system in all studies they conduct with the NC-stat System. We currently have a record of over 550,000 individual nerve studies within the onCall information system database. We believe that this information provides us with the ability to continually improve our products and provide our customers with a very high level of customer service and value.

Strategy

        Our goal is to become the leading provider of innovative, proprietary, high margin medical devices that provide comprehensive solutions for the diagnosis and treatment of patients with neuropathies. To achieve this objective, we are pursuing the following business strategies:

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  Establish the NC-stat System as a Standard of Care.  Our primary objective is to establish the NC-stat System as the standard of care for point-of-service assessment of neuropathies. To accomplish this goal, we dedicate significant efforts to the development of marketing and educational materials that encourage the medically appropriate use of the NC-stat System by a broad range of physicians. We also support clinical studies that are designed to demonstrate the clinical accuracy and cost-effectiveness of the NC-stat System.

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  Expand Sales and Marketing Efforts.  We currently sell our products through 15 regional managers who are our direct employees. We invest significant amounts of time and money in technical, clinical and business practices training for our regional managers. We also have established a sales network with more than 50 independent regional sales agencies employing a total of more than 250 sales representatives. Our regional managers utilize sales agencies to identify selling opportunities and to assist in the ongoing servicing of our customers, in order to enhance and leverage their selling efforts. We intend to hire more direct regional managers and expand the number of independent sales agencies and representatives selling our products, in order to increase the market penetration of our products. Based on our experience, there has been a direct relationship between the number of regional managers we employ and the number of NC-stat Systems we sell.

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  Focus on Primary Care Market.  We intend to capitalize on the trend towards the utilization of more sophisticated diagnostic and therapeutic procedures by primary care physicians. To achieve this goal, we have expended and are continuing to expend significant resources to establish a physician office distribution channel. This channel focuses on primary care physicians, comprising general internists, family practice physicians, rheumatologists and endocrinologists. By offering our system to primary care physicians, we are also capitalizing on the trend towards convenient and efficient medical care created by having multiple clinical services provided within one facility.

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  Strengthen Our Presence within Selected Specialty Markets.  We intend to continue to strengthen our presence within specific physician specialty markets that are complementary to our major focus on the primary care market. These markets provide both revenue opportunities and additional product validation within the marketplace. We believe that the orthopedic, neurology, pain medicine and occupational medicine markets represent the most suitable specialty markets for expansion.

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  Continue to Introduce New Products.  We believe that one of our strengths is our ability to develop and commercialize innovative products for neurological applications. We have an ongoing program of making enhancements and improvements to the NC-stat System, including the introduction of new biosensors. We also are in the early stages of designing a drug delivery system for the minimally invasive treatment of neuropathies by both primary care and specialist physicians. These potential new products build upon our mission of enhancing the clinical and business practices of our customers. We believe that these potential new products will improve patient care, allowing us to generate more revenues at attractive margins from our existing customer base, as well as to attract new customers.

Market Size

        We estimate that there are approximately two million traditional NCS/nEMG procedures currently performed each year in the United States. This estimate is based on (1) data from a CDC report in 1996 regarding NCS/nEMG procedures ordered or performed during ambulatory patient visits and (2) data from a 2001 CMS report regarding Medicare reimbursement under Current Procedural Terminology codes for nerve conduction studies and assumptions that Medicare represents 30% of the total existing nerve conduction study market and that the average number of CPT codes used per nerve conduction study is eight. We anticipate that the advantages and increased availability of the NC-stat System will significantly increase the number of nerve conduction studies performed.

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  We estimate the potential diabetic peripheral neuropathy, or DPN, market could be as great as six million annual NC-stat patient tests.  The number of individuals with diabetes in the United States was estimated to be 18.2 million, or 6.3% of the population, in 2002. Among this group, 5.2 million were undiagnosed. According to the CDC, there are about 26 million annual patient visits to office-based physicians for diabetes. We anticipate that the increasing focus on early detection and prevention of the chronic complications of diabetes will lead to increased nerve conduction studies for DPN. We believe that the estimated 50% rate of annual foot exams in patients known to have diabetes is a reasonable estimate for the addressable testing market in diabetes. If these examinations were replaced by a nerve conduction study, or a nerve conduction study were added to the examination, the diabetes arena would represent an opportunity for over six million annual NC-stat patient tests.

    The number of Americans with diabetes is projected to more than double over the next 40 to 50 years. At the present time, there are no treatments targeted specifically at DPN, and therefore nerve conduction studies are performed on a selective basis in order to address specific clinical issues. If a targeted therapy for DPN were successfully developed and marketed, we believe the rate of testing would further increase. Based on current clinical trial activity, we anticipate that drugs for the treatment of DPN will become increasingly available in the marketplace over the next few years, accelerating the need to detect DPN at its earliest stages to allow for earlier therapeutic intervention and a decrease in the adverse clinical and economic outcomes associated with DPN. We believe that the NC-stat System is uniquely suited to provide physicians with this diagnostic capability.

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  We estimate the potential low back pain market could be as great as three million annual NC-stat patient tests.  Low back pain is one of the most common medical conditions in the United States. Over 63 million people report experiencing at least one day of serious low back pain in the prior three months. Furthermore, back disorders account for over one quarter of all nonfatal occupational injuries and illnesses that result in days away from work. According to the CDC, there are about nine million annual patient visits to office-based physicians specifically for low back symptoms. The CDC further estimates that about one-third of office visits are initial visits, at which time we believe utilization of the NC-stat System is most likely. We thus anticipate that there may be as many as approximately three million testing opportunities for the NC-stat System related to low back pain. We believe that the number of testing opportunities may be even higher, as there are many patients that visit physicians for symptoms and medical conditions that must be differentiated from sciatica, such as leg and foot symptoms, rheumatoid arthritis and diabetes.

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  We estimate the potential carpal tunnel syndrome market could be as great as 650,000 annual NC-stat patient tests.  CTS is a significant occupational issue, as the disorder results in the most days away from work among all major disabling workplace injuries and illnesses. In a recent health care survey published in the Journal of the American Medical Association, approximately 14% of adults reported symptoms characteristic of CTS. It was further estimated that 2.5% of adults have true CTS, which could be confirmed by clinical examination and nerve conduction studies. This is equivalent to approximately five million individuals in the United States. Over 350,000 surgeries are performed annually for CTS. The surgical procedure is called a carpal tunnel release, or CTR. Most third-party payers require a nerve conduction study prior to authorizing the surgery. According to the CDC, there are more than two million annual visits to office-based physicians for which CTS is the primary diagnosis. The CDC further estimates that about one third of CTS-related office visits are initial visits, at which time we believe utilization of the NC-stat System is most likely. We thus anticipate that there may be as many as 650,000 testing opportunities for the NC-stat System related to CTS. We further believe that this estimate is conservative, as there are many patients that visit physicians for hand and wrist pain, or medical conditions with a high association with CTS such as rheumatoid arthritis, diabetes and obesity. We also anticipate that the high costs of CTS-related workers' compensation claims could motivate employers to increasingly use the NC-stat System to pre-screen and monitor employees for CTS.

Based on the data outlined above, we estimate that the potential market size for the NC-stat System in the diabetes, low back pain and CTS markets in the aggregate could be as great as approximately 9.5 million annual patient tests in the United States. The NC-stat biosensor revenue generated per patient test typically exceeds $110, with variations depending on the specific clinical application. Using this conservative revenue estimate of $110 per patient test, we estimate that the potential market for

NC-stat biosensors could be over $1.0 billion annually in the United States. However, market size is difficult to predict, and we cannot assure you that our estimates will prove to be correct. We believe that additional applications of the NC-stat System, including the clinical assessment of patients with neuropathies caused by or associated with other clinical disorders, could further increase this market size. Additionally, although we have not yet quantified the size of the market, we believe a significant international market opportunity exists for the NC-stat System.

Clinical Studies

        The performance of the NC-stat System has been substantiated in clinical studies that we have supported, the results of which have been published in peer-reviewed medical journals or presented at major medical conferences.

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  In studies published in the April 2000 issue of the Journal of Occupational & Environmental Medicine, the September 2000 issue of Neurology and Clinical Neurophysiology, and the May 2004 issue of the Journal of Hand Surgery, the correlation between the results generated by the NC-stat System and traditional nerve conduction studies in measuring nerve function of 198 patients was examined. The correlation was equivalent to that found between different neurologists performing traditional nerve conduction studies.

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  Two abstracts to be presented at the American Diabetes Association Meeting in June 2004 outline the results of a study of 1,000 patients with diabetes. In this study, the NC-stat System was found to detect DPN at the same level and stage as would have been expected from traditional NCS/nEMG procedures.

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  A study published in the December 2002 issue of Spine evaluated the ability of the NC-stat System to detect neurological impairment in 25 patients with sciatica, confirmed by MRI and clinical examination. The diagnostic accuracy of the NC-stat System was equivalent to traditional NCS/nEMG procedures as documented in several other published studies.

We continue to support well-designed clinical research studies utilizing the NC-stat System that are designed to demonstrate its clinical accuracy and cost-effectiveness. In addition, several clinical studies and trials have been performed, and others are underway, in which the NC-stat System is used to measure changes in nerve function.

Products Under Development

Devices for the Treatment of Neuropathy

        In pursuit of our objective to develop medical devices that provide comprehensive solutions for the diagnosis and treatment of patients with neuropathies, we are seeking to expand our product base beyond the diagnostic and into the treatment arena. We believe that our core technology can be adapted and extended to provide minimally invasive approaches to treating neuropathies. In particular, we believe that neuropathies that are focal in nature can be safely and effectively treated if drugs can be delivered near the disease site without damaging the nerve in the process. Some of these types of treatments are performed today, but they are performed manually by a limited number of physicians. Our product development program includes the design of a product that we believe will reduce the risk involved in providing these treatments. We are in the early stages of designing this product to enable a broad base of physicians to provide this type of minimally invasive neuropathy therapy at the point of service.

NC-stat System

        We have an ongoing program of making enhancements and improvements to the NC-stat System. We are developing new NC-stat biosensors and associated software for the medically appropriate testing of additional nerves, including a biosensor for the sural nerve that we expect to introduce by the end of 2004. We also are developing our third generation NC-stat monitor and docking station with an improved user interface, along with new features for the onCall Information System, that allow our customers to perform more complex analyses of diagnostic data. In addition, we continually seek ways to reduce the manufacturing costs and improve the performance of the NC-stat biosensors.

Sales, Marketing & Distribution

        Our sales team is led by our Chief Operating Officer. We presently employ 15 regional sales managers who lead more than 50 independent regional sales agencies employing a total of more than 250 independent sales representatives. At present, our products are marketed and distributed solely within the United States. We select our sales agencies and representatives based on their expertise and experience calling on primary care or specialty physicians, their reputation within the targeted physician community and their sales coverage. Each sales agency is assigned a sales territory for the NC-stat System and is subject to periodic performance reviews. Our current operating practice is to limit coverage overlap within most regions. Through this, we believe we gain a more focused sales approach and more dedicated sales agency organization.

        We invest significant efforts in technical, clinical and business practices training for our regional managers. We work closely with our sales agencies and their sales representatives in order to provide them with the information and assistance that they need in order to successfully sell our products. We also require each sales representative to attend periodic sales and product training programs. The efforts of our regional sales managers and independent sales representatives are enhanced by proprietary software tools that are accessed via a secure website, which we refer to as the sales and sales partner portals respectively. These portals give our sales personnel access to real time customer sales and product usage information, various applications to help identify and close new business, and marketing materials. The portals also provide customer relationship management functions. Our corporate management and reimbursement team has access to the same information, as well as portal usage information by all sales personnel.

        We market our products directly to physicians. The NC-stat System provides primary care physicians, who previously were not performing a nerve conduction study at the point of service or were referring these patients to a neurologist for a traditional NCS/nEMG procedure, with a potential new source of revenues. We believe that this potential revenue stream is an essential marketing advantage of the NC-stat System. We also market our products at various industry conferences in order to accelerate the market awareness of our products, our customer accrual efforts and market adoption for our products.

        We invoice products directly to physician offices and other customers, typically at list prices. The independent regional sales agencies and their sales representatives are compensated by commissions that we pay directly to them. Our regional managers are compensated by a combination of base salary, commission and goal-based bonus compensation.

        As we launch new products and increase our marketing efforts with respect to existing products, we intend to expand the reach of our marketing and sales force. We plan to accomplish this by increasing the number of direct regional managers and independent sales agencies and representatives. The establishment and development of a broader sales force will be expensive and time consuming. Because of the intense competition for their services, we may be unable to enter into agreements with additional qualified independent sales agencies and representatives on commercially reasonable terms or at all. Even if we are able to enter into agreements with additional independent sales agencies, these parties may not commit the necessary resources to effectively market and sell our products or ultimately be successful in selling our products. Promotion and sales of medical devices are also highly regulated not only by the FDA, but also by the Federal Trade Commission, and are subject to federal and state fraud and abuse enforcement activities.

Manufacturing and Supply

        We rely on outside contractors for the manufacture and servicing of our products and their components and we do not currently maintain alternative manufacturing sources for the NC-stat monitor, docking station or biosensors or any other finished goods products. In outsourcing, we target companies that meet FDA, International Organization for Standardization, or ISO, and other quality standards supported by internal policies and procedures. Supplier performance is maintained and managed through a corrective action program ensuring all product requirements are met or exceeded. We believe these manufacturing relationships minimize our capital investment, provide us with manufacturing expertise and help control costs.

        Following the receipt of products or product components from our third-party manufacturers, we conduct the necessary inspection and packaging and labeling at our corporate headquarters facility. We may consider manufacturing certain products or product components internally, if and when demand or quality requirements make it appropriate to do so. We currently have no plans to manufacture any products or product components internally.

        We seek to obtain products from our manufacturers in order to maintain sufficient inventory to satisfy our customer obligations. We did not experience any inventory shortages on any established products in 2003. We occasionally experience transient inventory shortages, typically lasting less than one month, on new products during the initial production ramp-up phase. We are currently working with our third-party manufacturers to increase manufacturing capabilities to meet the demand we expect as we increase our sales efforts. Manufacturers often experience difficulties in scaling-up production, including problems with production yields and quality control and assurance. If our third-party manufacturers are unable to manufacture our products to keep up with demand, we would not meet expectations for growth of our business.

        Polyflex Circuits, Inc., a wholly owned subsidiary of the Parlex Corporation, has been manufacturing NC-stat biosensors under general purchase orders since early 1999. While our relationship with Polyflex Circuits is good, we have no supply agreement in place with Polyflex, and it could cease manufacturing NC-stat biosensors at any time. We have identified alternative suppliers capable of manufacturing NC-stat biosensors should this become necessary. However, if we are forced to engage an alternative supplier, we may incur additional expense, higher cost per unit, delays in delivery and quality control problems.

        Advanced Electronics, Inc., or AEI, has been manufacturing our NC-stat monitors and docking stations since November 2002. In October 2003, we entered into a one-year contract manufacturing agreement with AEI that automatically renews each year unless either party elects not to renew the agreement upon 90 days' prior written notice. The current term of the agreement expires in November 2004. Both AEI and NEUROMetrix have been performing to the terms of the agreement; however, AEI could cease manufacturing NC-stat monitors and docking stations for us when the current term of the agreement expires. We have identified alternative suppliers capable of manufacturing the NC-stat monitor and docking station should this become necessary. However, if we are forced to engage an alternative supplier, we may incur additional expense, higher cost per unit, delays in delivery and quality control problems.

        We and our third-party manufacturers are registered with the FDA and subject to compliance with FDA quality system regulations. We are also ISO registered and undergo frequent quality system audits by European agencies. Our products are cleared for market within the United States and Canada, and are also approved for distribution in the European Union, although to date we have sales only in the United States. Our facility and the facilities of our manufacturers are subject to periodic unannounced inspections by regulatory authorities, and may undergo compliance inspections conducted by the FDA and corresponding state agencies. We experienced an FDA inspection in May 2003. During its inspection, the FDA issued a Form 483, which is a notice of inspection observations. Two minor items were identified and the corrective action for both were initiated prior to the completion of the audit. The responses provided to the FDA were deemed adequate and no further action has been requested. As a registered device manufacturer, we and our manufacturers will undergo regularly scheduled FDA quality system inspections; however, additional FDA inspections may occur if deemed necessary by the FDA.

Information Technology Infrastructure

        Our information technology infrastructure is designed to support the requirements of our onCall Information System. The onCall Information System employs a high performance, scalable platform consisting of standard hardware, off-the-shelf system software components, database servers, proprietary application servers, a modem bank and desktop applications. The in-bound infrastructure consists of telephone lines and proprietary communications gateway software to collect data from the remote NC-stat Systems. The gateway assembles the data sent from each remote NC-stat System, stores it and queues it for processing by our proprietary software. The processing infrastructure consists of proprietary software to process each nerve conduction study. The out-bound infrastructure consists of a proprietary report server application and a fax and email server that is an off-the shelf product.

        The onCall Information System utilizes sophisticated expert system technology to provide real-time quality control monitoring and reporting of nerve conduction study results. onCall's applications include:

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  a communications gateway for receiving test files and updating the software of remote NC-stat Systems;

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  a relational database server to store and retrieve nerve conduction studies;

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  an application server to analyze and maintain the nerve conduction study data;

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  an application server to format and produce nerve conduction reports;

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  a fax and email server to send reports to remote users; and

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  a client application that is designed to monitor quality and service customer requests.

        The application servers and client applications use a common set of software components that form the onCall class library.

        The onCall Information System is physically secured in our restricted-access computer room at our facilities in Waltham, Massachusetts. Our computer facility's electrical power is backed up with auxiliary power in the event of a power outage. Automated backups of the databases and computer files are maintained both on- and off-site. We also maintain a lock box at an off-site location that contains copies of the business continuity plan and application server software vital to the operation of the onCall Information System that will be needed in a disaster recovery situation.

Research and Development

        Our research and development efforts are focused in the near term on further enhancing our existing products and developing the third generation NC-stat monitor and docking station and new NC-stat biosensors, as well as designing a drug delivery system for the minimally invasive treatment of neuropathies by both primary care and specialist physicians. Our research and development staff consists of 16 people, including four who hold Ph.D. degrees. Our research and development group has extensive experience in neurophysiology, biomedical instrumentation, signal processing, biomedical sensors and information systems. These individuals work closely with our marketing group, our clinical support group (led by a board-certified neurologist), our scientific advisors and our customers to design products that are intended to improve clinical and economic outcomes.

Customer Service and Clinical Support

        Our customer service group consists of four representatives. These representatives are available by telephone 12 hours per day, five days per week to address a wide range of technical questions from customers on the use of the NC-stat System, respond to customer requests for product and clinical materials that have been released by our marketing department, take orders, and provide customers with order status information. Our customer service representatives receive specialized ongoing product and clinical training. We also maintain a clinical support group consisting of three individuals. Our clinical support group is available to address questions from our customers relating to test results and use of our products. This group is led by a board-certified neurologist, who is a full-time employee of ours.

Intellectual Property

        We rely on a combination of patents, trademarks, copyrights, trade secrets and other intellectual property laws, nondisclosure agreements and other measures to protect our proprietary technology, intellectual property rights and know-how. We hold issued utility patents covering a number of important aspects of our NC-stat System. We believe that in order to have a competitive advantage, we must develop and maintain the proprietary aspects of our technologies. Currently, we require our employees, consultants and advisors to execute confidentiality agreements in connection with their employment, consulting or advisory relationships with us, where appropriate. We also require our employees, consultants and advisors who we expect to work on our products to agree to disclose and assign to us all inventions conceived during the work day, developed using our property or which relate to our business. Despite any measures taken to protect our intellectual property, unauthorized parties may attempt to copy aspects of our products or to obtain and use information that we regard as proprietary.

Patents

        As of June 21, 2004, we had 11 issued U.S. patents, one issued Australian patent and 17 pending patent applications, including 10 U.S. applications and seven foreign national applications. We also hold an exclusive license to two issued U.S. patents and two foreign national applications. The issued and pending patents that we own and license cover, among other things:

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  Nerve conduction biosensors and related methods;

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  Nerve conduction hardware;

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  Algorithms for performing and analyzing nerve conduction studies; and

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  NC-stat System industrial design.

        Our issued design patents begin to expire in 2015, and our issued utility patents begin to expire in 2017. In particular, seven of our issued U.S. utility patents covering important aspects of our current products will expire on the same date in 2017. Although the patent protection for material aspects of our products covered by the claims of the patents will be lost at that time, we have additional patents and patent applications directed to other novel inventions that will have patent terms extending beyond 2017.

        In general terms, a utility patent protects the way an article is used or works, while a design patent protects the way an article looks. More particularly, utility patents are provided for a new, nonobvious and useful process, machine, article of manufacture, composition of matter or improvement of any of the foregoing. Design patents are provided for a new, nonobvious and useful ornamental design of an article of manufacture. In a design patent application, the subject matter which is claimed is the design embodied in or applied to an article of manufacture, or a portion thereof, and not the article itself. Both design and utility patents may be obtained on an article if invention resides both in its utility and ornamental appearance.

        The medical device industry is characterized by the existence of a large number of patents and frequent litigation based on allegations of patent infringement. Patent litigation can involve complex factual and legal questions, and its outcome is uncertain. Any claim relating to infringement of patents that is successfully asserted against us may require us to pay substantial damages. Even if we were to prevail, any litigation could be costly and time-consuming and would divert the attention of our management and key personnel from our business operations. Our success will also depend in part on our not infringing patents issued to others, including our competitors and potential competitors. If our products are found to infringe the patents of others, our development, manufacture and sale of these potential products could be severely restricted or prohibited. In addition, our competitors may independently develop similar technologies. Because of the importance of our patent portfolio to our business, we may lose market share to our competitors if we fail to protect our intellectual property rights.

        As the number of entrants into our market increases, the possibility of a patent infringement claim against us grows. Although we have not received notice of any claims, and are not aware, that our products infringe other parties' patents and proprietary rights, our products and methods may be covered by U.S. patents held by our competitors. In addition, our competitors may assert that future products we may market infringe their patents.

        A patent infringement suit brought against us may force us or any strategic partners or licensees to stop or delay developing, manufacturing or selling potential products that are claimed to infringe a third party's intellectual property, unless that party grants us rights to use its intellectual property. In such cases, we may be required to obtain licenses to patents or proprietary rights of others in order to continue to commercialize our products. However, we may not be able to obtain any licenses required under any patents or proprietary rights of third parties on acceptable terms, or at all. Even if we were able to obtain rights to the third party's intellectual property, these rights may be non-exclusive, thereby giving our competitors access to the same intellectual property. Ultimately, we may be unable to commercialize some of our potential products or may have to cease some of our business operations as a result of patent infringement claims, which could severely harm our business.

Trademarks

        We hold domestic and certain foreign trademark registrations for the marks NEUROMETRIX and NC-STAT. The U.S. registration for NEUROMETRIX is on the Supplemental Register. We also use onCall as a trademark but have not sought its registration in the United States or any foreign countries.

Competition

        We consider the primary competition for our products to be traditional NCS/nEMG procedures. Our success depends in large part on convincing physicians to adopt the NC-stat System in order to perform nerve conduction studies at the point of service.

        There are a number of companies that sell traditional NCS/nEMG equipment, typically to neurologists. These companies include the Nicolet Biomedical division of Viasys Healthcare Inc., the Functional Diagnostics division of Medtronic, Inc., Oxford Instruments, Plc., and Cadwell

Laboratories, Inc. Viasys Healthcare, Medtronic and Oxford Instruments have substantially greater financial resources than we do, and they have established reputations as worldwide distribution channels for medical instruments to neurologists and other physicians. We do not know if these companies are engaged in research and development efforts to develop products to perform point-of-service nerve conduction studies that would be competitive with the NC-stat System. We are aware of one company, Neumed Inc., that markets a nerve conduction study system to the point-of-service market.

        We believe that among systems marketed for performance of nerve conduction studies today, only the NC-stat System provides both the level of diagnostic accuracy and the ease of use required for successful penetration of the point-of-service market. We also believe that the reporting and data repository functions provided by the onCall Information System, although entirely optional, provide our customers who use this service with significant added clinical and economic value that is not matched by other currently marketed products. We further believe that the expanding database of nerve conduction study data captured by the onCall Information System facilitates our ability to improve the performance of the NC-stat System. We anticipate that the size of our database and ongoing improvements provide us with a significant competitive advantage.

Third-Party Reimbursement

        We anticipate that sales volumes and prices of our products will continue to be dependent in large part on the availability of reimbursement from third-party payers. Third-party payers include governmental programs such as Medicare and Medicaid, private insurance plans, and workers' compensation plans. These third-party payers may deny reimbursement for a diagnostic procedure if they determine that the diagnostic test was not medically appropriate or necessary. The third-party payers may also place limitations on the types of physicians that can perform specific types of diagnostic procedures. Also, third-party payers are increasingly challenging the prices charged for medical products and services. In international markets, reimbursement and healthcare payment systems vary significantly by country, and many countries have instituted price ceilings on specific product lines and procedures. There can be no assurance that procedures using our products will be considered medically reasonable and necessary for a specific indication, that our products will be considered cost-effective by third-party payers, that procedures performed using our products will be reimbursed as separate procedures under existing Current Procedural Terminology, or CPT, codes, that an adequate level of reimbursement will be available or that the third-party payers' reimbursement policies will not adversely affect our ability to sell our products profitably.

        A key component in the reimbursement decision by most private insurers and CMS, which administers Medicare, is the assignment of a CPT code. This code is used in the submission of claims to insurers for reimbursement for medical services. CPT codes are assigned, maintained and revised by the CPT Editorial Board administered by the American Medical Association, or AMA. According to present Medicare guidelines, nerve conduction studies may be performed by medical doctors, or M.D.s, and doctors of osteopathic medicine, or D.O.s, and are reimbursable under the three CPT codes: 95900, 95903, and 95904. We believe that the nerve conduction measurements performed by the NC-stat System meet the requirements stipulated in the code descriptions published by the AMA and that these codes are currently used by physicians performing nerve conduction studies with the NC-stat System. If the CPT codes that apply to the procedures performed using our products are changed, reimbursement for performances of these procedures may be adversely affected.

        In the United States, some insured individuals are receiving their medical care through managed care programs, which monitor and often require pre-approval of the services that a member will receive. Some managed care programs are paying their providers on a per capita basis, which puts the providers at financial risk for the services provided to their patients by paying these providers a predetermined payment per member per month, and consequently, may limit the willingness of these providers to use our products.

        We believe that the overall escalating cost of medical products and services has led to, and will continue to lead to, increased pressures on the healthcare industry to reduce the costs of products and services. There can be no assurance that third-party reimbursement and coverage will be available or adequate, or that future legislation, regulation, or reimbursement policies of third-party payers will not adversely affect the demand for our products or our ability to sell these products on a profitable basis. The unavailability or inadequacy of third-party payer coverage or reimbursement could have a material adverse effect on our business, operating results and financial condition.

FDA and Other Governmental Regulation

FDA Regulation

        Our products are medical devices subject to extensive regulation by the FDA under the U.S. Food, Drug, and Cosmetic Act, as well as other regulatory bodies. FDA regulations govern, among other things, the following activities that we or our contract manufacturers perform and will continue to perform to ensure that medical devices distributed domestically or exported internationally are safe and effective for their intended use:

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  product design and development;

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  product testing;

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  product manufacturing;

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  product labeling;

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  product safety;

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  product storage;

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  pre-market clearance or approval;

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  advertising and promotion;

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  production; and

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  product sales and distribution.

        The FDA classifies medical devices into one of three classes on the basis of the controls deemed necessary to reasonably ensure their safety and effectiveness:

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  Class I, requiring general controls, including labeling, device listing, reporting and, for some products, adherence to good manufacturing practices through the FDA's quality system regulations and pre-market notification;

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  Class II, requiring general controls and special controls, which may include performance standards and post-market surveillance; and

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  Class III, requiring general controls and pre-market approval.

        Before being introduced into the market, our products must obtain market clearance through either the 510(k) pre-market notification process, the de novo review process or the pre-market approval process.

  510(k) Pre-Market Notification Process

        To obtain 510(k) clearance, we must submit a pre-market notification demonstrating that the proposed device is substantially equivalent in intended use, safety and effectiveness to a legally marketed Class I or II medical device or to a Class III device marketed prior to May 28, 1976 for which the FDA has not yet required the submission of a pre-market approval application. In some cases, we may be required to perform clinical trials to support a claim of substantial equivalence. It generally takes from three to 12 months from the date of submission to obtain 510(k) clearance, but it may take longer.

        After a medical device receives 510(k) clearance, any modification that could significantly affect its safety or effectiveness, or that would constitute a significant change in its intended use, requires a new 510(k) clearance or could require de novo classification or pre-market approval. The FDA allows each company to make this determination, but the FDA can review the decision. If the FDA disagrees with a company's decision not to seek FDA authorization, the FDA may retroactively require the company to seek 510(k) clearance, de novo classification or pre-market approval. The FDA also can require the company to cease marketing until 510(k) clearance, de novo classification or pre-market approval is obtained or take other action.

        De Novo Review Process

        If a previously unclassified medical device does not qualify for the 510(k) pre-market notification process because there is no predicate device to which it is substantially equivalent, and if the device may be adequately regulated through general controls or special controls, the device may be eligible for de novo classification through what is called the de novo review process. In order to use the de novo review process, a company must receive a letter from the FDA stating that, because the device has been found not substantially equivalent to a legally marketed Class I or II medical device or to a Class III device marketed prior to May 28, 1976 for which the FDA has not yet required the submission of a pre-market approval application, it has been placed into Class III. After receiving this letter, the company, within 30 days, must submit to the FDA a request for de novo classification into Class I or II. The FDA then has 60 days in which to approve or deny the de novo classification request. If the FDA grants de novo classification, the device will be placed into either Class I or Class II, and allowed to be marketed. If a product is classified into Class I or II through the de novo review process, then that device may serve as a predicate device for subsequent 510(k) pre-market notifications.

        Pre-Market Approval Process

        If a medical device does not qualify for the 510(k) pre-market notification process and is not eligible for clearance through the de novo review process, a company must file a pre-market approval application. The pre-market approval process generally requires more extensive pre-filing testing than is required in the 510(k) pre-market notification process and is more costly, lengthy and uncertain. The pre-market approval process can take one to three years or longer. The pre-market approval process requires the company to prove the safety and effectiveness of the device to the FDA's satisfaction through extensive submissions, including pre-clinical and clinical trial data, and information about the device, its design, manufacture, labeling and components. Before granting pre-market approval, the FDA generally also performs an on-site inspection of manufacturing facilities for the product to ensure compliance with the FDA's quality system regulations. After any pre-market approval, a new pre-market approval application or application supplement may be required in the event of modifications to the device, its labeling, intended use or indication, or its manufacturing process.

        Clinical Studies

        A clinical study is almost always required to support a pre-market approval application and is sometimes required to obtain 510(k) clearance. These trials generally require submission to the FDA of an application for an investigational device exemption, or IDE, if a medical device presents a

"significant risk" as defined by the FDA. The IDE application must be supported by appropriate data, such as animal and laboratory testing results, showing that it is safe to test the device in humans and that the testing protocol is scientifically sound. If a medical device is considered a "non-significant" risk, an IDE application to the FDA is not required. Instead, only approval from the Institutional Review Board overseeing the clinical trial is required. The IDE application must be approved in advance by the FDA for a specified number of patients, unless the product is deemed a non-significant risk device and eligible for more abbreviated investigational device exemption requirements. Clinical trials for a significant risk device may begin once the investigational device exemption application is approved by the FDA and the appropriate institutional review boards at the clinical study sites. All clinical studies must be conducted in accordance with FDA regulations and federal regulations concerning human subject protection and healthcare privacy. The results of our clinical testing may not support or may not be sufficient to obtain approval of our product.

        NC-stat System

        The NC-stat System has received four 510(k) clearances as a Class II medical device, the first of which was received in 1998, and the most recent (K013459) in January 2002. The NC-stat System has the following intended use:

    The NEUROMetrix NC-stat is intended to measure neuromuscular signals that are useful in diagnosing and evaluating systemic and entrapment neuropathies.

        We believe that this intended use is consistent with the manner in which the NC-stat System is marketed and used by our customers. Since we received our most recent 510(k) clearance for the NC-stat System in January 2002, we have enhanced the NC-stat System by making changes to the software it employs. We do not believe that these changes require new 510(k) clearances. We further believe that the addition of new indications and enhancements to the NC-stat System in the future either will not require new FDA authorization or will be able to be cleared using the 510(k) pre-market notification process.

        Post-Market Regulation

        After a device is placed on the market, numerous regulatory requirements apply. These include:

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  quality system regulations, which require manufacturers to follow design, testing, control, documentation and other quality assurance procedures during the manufacturing process;

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  labeling regulations, which prohibit the promotion of products for unapproved or "off-label" uses and impose other restrictions on labeling; and

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  medical device reporting regulations, which require that manufacturers, which term includes companies such as us that create the specifications for the regulated products, report to the FDA if their device may have caused or contributed to a death or serious injury or malfunctioned in a way that would likely cause or contribute to a death or serious injury if it were to recur.

Also, we are subject to unannounced inspections by the FDA, and these inspections may include the manufacturing facilities of our contractor manufacturers.

        Failure to comply with applicable regulatory requirements can result in enforcement action by the FDA, which may include any of the following sanctions:

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  warning letters, fines, injunctions, consent decrees and civil penalties;

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  repair, replacement, refund, recall or seizure of our products;

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  operating restrictions, suspension or shutdown of production;

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  refusing our request for 510(k) clearance or pre-market approval of new products, new intended uses, or modifications to existing products;

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  withdrawing 510(k) clearance or pre-market approvals that already have been granted; and

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  criminal prosecution.

International Regulations

        International sales of medical devices are subject to foreign governmental regulations, which vary substantially from country to country. The time required to obtain approval by a foreign country may be longer or shorter than that required for FDA approval, and the requirements may differ.

        The primary regulatory environment in Europe is that of the European Union, which consists of 25 countries encompassing most of the major countries in Europe. Other countries, such as Switzerland, have voluntarily adopted laws and regulations that mirror those of the European Union with respect to medical devices. The European Union has adopted numerous directives and standards regulating the design, manufacture, clinical trials, labeling, and adverse event reporting for medical devices. Devices that comply with the requirements of a relevant directive are entitled to bear CE conformity marking, indicating that the device conforms with the essential requirements of the applicable directives and, accordingly, can be commercially distributed throughout Europe. The method of assessing conformity varies depending on the class of the product, but may involve self-assessment by the manufacturer, a third-party assessment by a Notified Body, which is a third-party organization appointed by a member of the European Union, or some combination thereof. This third-party assessment may consist of an audit of the manufacturer's quality system and specific testing of the manufacturer's product. An assessment by a Notified Body in one country within the European Union generally is required in order for a manufacturer to distribute the product commercially throughout the European Union. In 2000, we were certified by TUV Product Service, a Notified Body, under the European Union Medical Device Directive allowing the CE conformity marking to be applied to the NC-stat System. We had a successful renewal audit in 2003.

U.S. Anti-Kickback and False Claims Laws

        In the United States, there are federal and state anti-kickback laws that prohibit the payment or receipt of kickbacks, bribes or other remuneration intended to induce the purchase or recommendation of healthcare products and services. Violations of these laws can lead to civil and criminal penalties, including exclusion from participation in federal healthcare programs. These laws are potentially applicable to manufacturers of medical devices, such as us, and hospitals, physicians and other potential purchasers of medical devices. Other provisions of state and federal law provide civil and criminal penalties for presenting, or causing to be presented, to third-party payers for reimbursement, claims that are false or fraudulent, or which are for items or services that were not provided as claimed. Although we plan to structure our future business relationships with purchasers of our products to comply with these and other applicable laws, it is possible that some of our business practices in the future could be subject to scrutiny and challenge by federal or state enforcement officials under these laws. This type of challenge could have a material adverse effect on our business, financial condition and results of operations.

Health Insurance Portability and Accountability Act of 1996 and Related Laws

        Federal and state laws protect the confidentiality of certain patient health information, including patient records, and restrict the use and disclosure of that protected information. In particular, the U.S. Department of Health and Human Services promulgated patient privacy rules under HIPAA. These privacy rules protect medical records and other personal health information by limiting their use and disclosure, giving individuals the right to access, amend and seek accounting of their protected health information and limiting most use and disclosures of health information to the minimum amount reasonably necessary to accomplish the intended purpose. Although we do not believe that we are subject to the HIPAA rules because we receive patient data in our onCall Information System on an anonymous basis, we nevertheless seek to comply with a number of these rules. We believe that we are not in violation of federal or state health information privacy or confidentiality statutes or regulations. However, if we are found to have violated any of these laws, we could be subject to civil or criminal penalties. Additionally, changes in these laws could adversely affect our business.

Employees

        We currently employ 54 people, of which eight are employed in operations, 16 in research and development, 24 in sales and marketing and 14 in general and administrative. Two employees hold both M.D. and Ph.D. degrees, four additional employees hold Ph.D. degrees and one additional employee holds an M.D. degree. None of our employees is represented by a labor union and we believe our employee relations are good.

Facilities

        Our operations are headquartered in an approximately 30,000 square foot facility in Waltham, Massachusetts that is leased to us until March 31, 2009. We believe that our existing facility is adequate for our current needs.

Legal Proceedings

        We are not currently party to any material legal proceedings.

SCIENTIFIC ADVISORY BOARD

        Our scientific advisory board provides specific expertise in the areas of research and development, clinical applications and physician education relevant to our business. Scientific advisory board members meet with our scientific, clinical and marketing management personnel from time to time to discuss our present and long-term activities in these areas. Our scientific advisory board members include:

        Joseph C. Arezzo, Ph.D. is Professor, Departments of Neuroscience and Neurology at Albert Einstein College of Medicine. Dr. Arezzo is a leading neurophysiologist and an internationally recognized thought leader in the use of nerve conduction studies to track systemic and toxic neuropathies. He has extensive experience in the evaluation of new treatments to prevent or reverse the progression of neuropathic disease.

        Gerald D. Fischbach, M.D. is Executive Vice President for Health and Biomedical Sciences, Dean of the Faculties of Health Sciences and Dean of the Faculty of Medicine at the College of Physicians and Surgeons of Columbia University. Dr. Fischbach pioneered the use of cultured neurons and muscle cells to characterize the biochemical, cellular, and electrophysiological mechanisms underlying development and function of the neuromuscular junction. His current focus is on trophic factors that influence synaptic efficacy and nerve cell survival.

        Robert L. Goldberg, M.D. is Associate Clinical Professor of Medicine at University of California, San Francisco, Division of Occupational and Environmental Medicine. Dr. Goldberg is a past President of the American College of Occupational and Environmental Medicine. Dr. Goldberg's work in the UC Ergonomics Program is currently focused on research and education in ergonomics and the prevention and medical management of work-related musculoskeletal disorders (MDSs). He is a Co-Principal Investigator of a four-year NIOSH-supported study on Upper Extremity MSDs in the workplace.

        Thomas J. Graham, M.D. is Chief, Hand Surgery; Vice Chairman, Orthopaedics; and Director at The Curtis National Hand Center. Dr. Graham is also Vice-Chairman of Orthopaedic Surgery at Union Memorial Hospital, Clinical Associate Professor of both Orthopaedic and Plastic Surgery at Johns Hopkins University, and the Medical Director of the Washington Redskins. Dr. Graham's expertise includes surgery of the hand, wrist and elbow, with a concentration on difficult reconstructions.

        James W. Strickland, M.D. is Clinical Professor of Orthopaedic Surgery at Indiana University School of Medicine. Dr. Strickland is a past President of the American Society for Surgery of the Hand and of the American Academy of Orthopaedic Surgeons. He has authored or edited nine hand surgery textbooks and published over 170 scientific articles. His research interests include nerve compression disorders, tendon reconstruction and restoration following arthritic conditions.

        Mark Upfal, M.D. is Corporate Medical Director at Detroit Medical Center, Department of Occupational Health Services and Associate Professor at Wayne State University, where he developed its residency training program in occupational medicine. Dr. Upfal is board certified in Occupational Medicine and serves on the Board of Directors of the American College of Occupational and Environmental Medicine (ACOEM). He chairs the ACOEM Academic Council, as well as the Examination Development Committee for the Medical Review Officer Certification Council.

        Dr. Aaron I. Vinik, M.D., Ph.D., FCP, FACP is Professor of Internal Medicine and Pathology/Neurobiology, Director, Strelitz Diabetes Research Institutes, Eastern Virginia Medical School. Dr. Vinik is an internationally acclaimed expert on diabetic neuropathy and is the author of numerous papers on this subject. Dr. Vinik is actively involved in basic research on the molecular basis of diabetic neuropathy and also in the clinical management of patients with diabetes.

MANAGEMENT

        The following table shows information about our executive officers and directors as of June 21, 2004.

Name	Age	Position
Shai N. Gozani, M.D, Ph.D.	40	President, Chief Executive Officer and Director
Gary L. Gregory	41	Chief Operating Officer
Guy Daniello	59	Senior Vice President of Information Technology
Michael Williams, Ph.D.	48	Senior Vice President of Engineering
Nicholas J. Alessi	33	Director of Finance
David E. Goodman, M.D.	48	Director
Charles E. Harris	61	Director
William Laverack, Jr.	47	Director
W. Mark Lortz	52	Director

        Shai N. Gozani, M.D., Ph.D. founded our company in 1996 and currently serves as Chairman of our board of directors and as our President and Chief Executive Officer. Since founding our company in 1996, Dr. Gozani has served in a number of positions at our company including Chairman since 1996, President from 1996 to 1998 and from 2002 to the present and Chief Executive Officer since 1997. Dr. Gozani holds a B.S. degree in Computer Science, an M.S. degree in Biomedical Engineering and a Ph.D. in Neurobiology, from the University of California, Berkeley. He also received an M.D. from Harvard Medical School and the Harvard-M.I.T. Division of Health Sciences at M.I.T. Prior to forming our company, Dr. Gozani completed a neurophysiology research fellowship in the laboratory of Dr. Gerald Fischbach at Harvard Medical School. Dr. Gozani has published articles in the areas of basic and clinical neurophysiology, biomedical engineering and computational chemistry.

        Gary L. Gregory has served as our Chief Operating Officer since July 2003 and, prior to that time, as our Executive Vice President, Worldwide Sales since July 2002. From 2001 to 2002, Mr. Gregory served as Senior Vice President of Sales & Marketing for PrimeSource Healthcare, Inc., a manufacturer and distributor of specialty medical devices. From 1994 to 2001, Mr. Gregory held a number of senior roles within Johnson & Johnson and its Cordis Divisions, including Director of Strategic Marketing for its Corporate Division which represents all of its Medical Device businesses, Director of Sales where he co-directed its Cardiology Sales organization, and Director of Corporate Accounts where he built the Corporate Account Department and business spanning all of the Cordis Divisions. From 1989 to 1994, Mr. Gregory held a number of management positions at Baxter Healthcare, within Baxter's CardioVascular Group where he advanced from Sales to Marketing to Corporate Accounts to Sales Management. Mr. Gregory holds a B.S. degree in Economics from the Pennsylvania State University.

        Guy Daniello has served as our Senior Vice President of Information Technology since July 2003, and prior to that time, as our Vice President of Information Technology and Director of Information Technology since 1998. Prior to joining Neurometrix, Mr. Daniello was an independent software consultant, the Senior Vice President of Engineering at Shiva Corporation from 1996 to 1997, and the Chief Technology Officer & Vice President of Product Development at Gandalf Technologies from 1993 to 1996. In 1991 he founded Network Architects, a software company. Prior to starting Network Architects, he served as President and CEO of Datamedia Corp. and the Director of Small Systems Development at Honeywell Information Systems. Mr. Daniello holds a B.S. in business administration from Northeastern University.

        Michael Williams, Ph.D. has served as our Senior Vice President of Engineering since July 2003 and, prior to that time, as our Vice President of Engineering since May 2000. From March 1996 to January 2000, Dr. Williams served as Division President at Radionics, where he was responsible for all software-based products, including treatment planning and image-guided surgery. Prior to Radionics, he served as an engineer at Hughes Aircraft Space & Communications Group. Dr. Williams received a B.S. from University of Puget Sound and M.S. and Ph.D. degrees in Physics from Brown University.

        Nicholas J. Alessi has served as our Director of Finance and Treasurer since June 2004, our Director of Finance since March 2004 and, prior to that time, as our Corporate Controller since November 2000. From 1999 to 2000, Mr. Alessi worked as Controller for TriPath Imaging, Inc. (formerly AutoCyte, Inc.), a publicly traded manufacturer of medical devices and related consumables. From 1995 to 1999, Mr. Alessi worked as a certified public accountant with Ernst & Young, LLP in its Entrepreneurial Services group, where he specialized in emerging and growth-stage companies in the high-tech, healthcare and software industries. Mr. Alessi received a B.A. from the College of the Holy Cross, and an M.S. in Accounting and an M.B.A. from the Graduate School of Professional Accounting at Northeastern University.

        David E. Goodman, M.D. has served as a member of our board of directors since June 2004. Since 2004, Dr. Goodman has served as President and Chief Executive Officer of Implantable Drug Delivery Systems. Dr. Goodman has been an independent consultant providing product design, regulatory and analytical consulting services to corporations within the medical device, biopharmaceutical and health and services markets from 2003 to 2004 as well as from 2001 to 2002. From 2002 to 2003, Dr. Goodman served as Chairman, President and Chief Executive Officer of Pherin Pharmaceuticals, a pharmaceutical discovery and development company. From 1994 to 2001, Dr. Goodman held various positions, including Chief Executive Officer, Chief Medical Officer and director, for LifeMasters Supported SelfCare, Inc., a disease management services company that Dr. Goodman founded. Dr. Goodman holds a B.A.S. in Applied Science and Bioengineering and a M.S.E. in Bioengineering from the University of Pennsylvania. He also received an M.D. from Harvard Medical School and the Harvard-M.I.T. Division of Health Sciences and Technology.

        Charles E. Harris has served as a member of our board of directors since 1997. Since 1984, Mr. Harris has served as Chairman and Chief Executive Officer of Harris & Harris Group, Inc., a publicly traded venture capital company. Prior to 1984, he served as Chairman of Wood, Struthers and Winthrop Management Corp., the investment advisory subsidiary of Donaldson, Lufkin & Jenrette. Mr. Harris currently serves as a Trustee and Chairman of the Audit Committee of Cold Spring Harbor Laboratory, a private not-for-profit institution that conducts research and education programs in the fields of molecular biology and genetics, and as a Trustee and Chairman of the Audit Committee of the Nidus Center, a life sciences business incubator, and he is a life-sustaining fellow of the Massachusetts Institute of Technology and a Shareholder of its Entrepreneurship Center. Mr. Harris received an A.B. from Princeton University and an M.B.A. from the Columbia University Graduate School of Business.

        William Laverack, Jr. has served as a member of our board of directors since 1998. Mr. Laverack is a Managing Partner of Whitney & Co., LLC, which he joined in 1993. Mr. Laverack is also a director of Knology, Inc., Grande Communications, Inc. and several private companies. Mr. Laverack holds a B.A. from Harvard College and an M.B.A. from Harvard Business School.

        W. Mark Lortz has served as a member of our board of directors since June 2004. Mr. Lortz served as President and Chief Executive Officer of TheraSense, Inc., a medical device company, from 1997, and as Chairman of TheraSense from 1998, until Abbott Laboratories' acquisition of TheraSense in April 2004. From 1991 to 1997, Mr. Lortz held various positions, including Group Vice President for Worldwide Operations and International Franchise Development, Group Vice President for Worldwide Business Operations and Vice President of Operations, for LifeScan, Inc., a division of Johnson & Johnson that specializes in medical device technology. Mr. Lortz currently serves as a director of

Cutera, Inc., a medical device company that designs and develops laser and other light-based aesthetic systems, and IntraLase Corp., a manufacturer of lasers for ophthalmology applications. Mr. Lortz holds a B.S. in Engineering Science from Iowa State University and an M.B.A. in Management from Xavier University.

Board of Directors

        Our amended and restated certificate of incorporation, which will be in effect upon the effectiveness of this offering, will provide for a classified board of directors consisting of three staggered classes of directors (Class I, Class II and Class III). The members of each class of our board of directors will serve for staggered three-year terms, with the terms of our Class I, Class II and Class III directors expiring upon the election and qualification of directors at the annual meetings of stockholders held in 2005, 2006 and 2007, respectively. Effective upon the closing of this offering:

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  our Class I directors will be Messrs. Harris and Laverack;

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  our Class II directors will be Dr. Gozani; and

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  our Class III director will be Messrs. Goodman and Lortz.

        Our board of directors has determined that Messrs. Goodman, Harris, Laverack and Lortz are independent directors for purposes of the recently adopted corporate governance rules contained in the Marketplace Rules of the National Association of Securities Dealers, Inc., or the Nasdaq rules.

        Currently, each of our directors serves on our board of directors pursuant to a stockholders' agreement. The provisions of the stockholders' agreement relating to the nomination and election of directors will terminate upon the closing of this offering.

Board Committees

        Upon the effectiveness of this offering, our board of directors will have an audit committee, a compensation committee and a nominating committee.

Audit Committee

        Upon the effectiveness of this offering, our board of directors will have an audit committee consisting of Messrs. Goodman, Harris and Lortz. The audit committee will operate pursuant to a charter that was approved by our Board of Directors on April 8, 2004. The purposes of the audit committee will be to, among other functions, (1) oversee our accounting and financial reporting processes and the audits of our financial statements, (2) take, or recommend that our board of directors take, appropriate action to oversee the qualifications, independence and performance of our independent auditors, and (3) prepare the audit committee report required to be included in our annual proxy statements. Upon the effectiveness of this offering, we expect that only Messrs. Goodman and Lortz will be "independent" as that term is defined in the rules of the SEC and the applicable Nasdaq rules. We plan to appoint at least one new independent director to the audit committee upon his or her appointment to the board of directors to replace any non-independent member, as required by applicable law. Within one year after the effectiveness of the registration statement of which this prospectus is a part, we intend to appoint one new independent director to the audit committee to replace Mr. Harris unless Mr. Harris then qualifies as independent under SEC rules. At that time, all three members of the audit committee will be independent. Our board of directors has determined that Mr. Lortz qualifies as an "audit committee financial expert" as such term is defined in the rules of the SEC.

Compensation Committee

        Upon the effectiveness of this offering, our board of directors will have a compensation committee consisting of Messrs. Harris and Laverack. The compensation committee will operate pursuant to a charter that was approved by our board of directors on April 8, 2004. The purposes of the compensation committee will be to, among other functions, (1) discharge our board of directors' responsibilities relating to compensation of our directors and executives, (2) oversee our overall compensation programs and (3) be responsible for producing an annual report on executive compensation for inclusion in our annual proxy statement.

Nominating Committee

        Upon the effectiveness of this offering, our board of directors will have a nominating committee consisting of Messrs. Goodman and Lortz. The nominating committee will operate pursuant to a charter that was approved by our board of directors on April 8, 2004. The purposes of the nominating committee will be to, among other functions, identify individuals qualified to become board members, consistent with criteria approved by our board of directors, and recommend that our board of directors select the director nominees for election at each annual meeting of stockholders.

Directors' Compensation

        Currently, the non-employee members of our board of directors are not compensated for serving as directors, although we do reimburse these directors for all reasonable out-of-pocket expenses incurred by them in attending board or committee meetings. Dr. Gozani, the only employee member of our board of directors, is not separately compensated for his service on our board of directors. The non-employee members of our board of directors, other than those affiliated with venture capital firms that are our stockholders as of the effective date of this offering (i.e., currently Messrs. Harris and Laverack), will receive annual cash compensation in the amount of $5,000 for service as a member of our board of directors, which will be paid following each annual meeting of our stockholders. In addition, these non-employee directors will receive the sum of $1,000 for each board or committee meeting that they attend, provided that they will not be entitled to additional compensation for attending committee meetings that occur on the same day as a board meeting at which they attend. This cash compensation will be in addition to any stock options or other equity compensation that we determine to grant to our directors on a case by case basis. In June 2004, we granted each of Messrs. Lortz and Goodman an option to purchase 36,000 shares of our common stock at an exercise price of $6.00 per share, provided that if we complete this offering on or before December 31, 2004 and the offering price per share in this offering is greater than $6.00, the exercise price will be automatically increased to equal the price per share in this offering. Each of these options vests 25% on June 7, 2005 with the remainder vesting ratably over the following three years on a quarterly basis.

Compensation Committee Interlocks and Insider Participation

        Upon the effectiveness of this offering, none of our executive officers will serve as a member of the board of directors or compensation committee, or other committee serving an equivalent function, of any other entity that has one or more of its executive officers serving as a member of our board of directors or compensation committee. None of the persons who will be members of our compensation committee upon the effectiveness of this offering will have ever been employed by NEUROMetrix.

Executive Compensation

Summary of Cash and Certain Other Compensation

        The following table sets forth the compensation paid to our Chief Executive Officer and each of our four other most highly compensated executive officers whose total compensation exceeded $100,000 for the year ended December 31, 2003. We refer to these individuals as our "named executive officers."

Summary Compensation Table

		Annual Compensation				Long-Term Compensation Awards
Name and Principal Position	Year	Salary	Bonus	Other Annual Compensation		Securities Underlying Options Granted	All Other Compensation
Shai N. Gozani, M.D., Ph.D. President and Chief Executive Officer	2003	$206,250	—	$7,200	(1)	—	—
Gary L. Gregory Chief Operating Officer	2003	200,000	$100,000	7,200	(1)	22,000	$45,364	(2)
Guy Daniello Senior Vice President of Information Technology	2003	150,000	28,875	—		2,715	—
Michael Williams, Ph.D. Senior Vice President of Engineering	2003	160,000	2,880	—		19,550	—
Nicholas J. Alessi Director of Finance and Treasurer	2003	95,000	5,700	—		11,073	—

(1)
Represents automobile allowance.

(2)
Represents moving expenses of $20,364 and cost of living adjustment of $25,000.

Stock Option Grants in 2003

        The following table sets forth information concerning the individual grants of stock options to each of the named executive officers who received grants during fiscal 2003.

Option Grants In Year Ended December 31, 2003

	Individual Grants
					Potential realizable value at assumed annual rates of stock price appreciation for option term (2)
	Number of securities underlying options granted	Percent of total options granted to employees in fiscal year (1)
Name			Exercise price per share	Expiration Date
					5%		10%
Shai N. Gozani, M.D., Ph.D.	—	—	—	—		—		—
Gary L. Gregory	22,000 (3)	18.3%	$2.25	1/1/2013	$		$
Guy Daniello	2,715 (3)	2.3	2.25	1/1/2013
Michael Williams, Ph.D	4,550 (3)	3.8	2.25	1/1/2013
	15,000 (4)	12.5	2.25	9/18/2001
Nicholas J. Alessi	1,073 (3)	0.9	2.25	1/1/2013
	10,000 (5)	8.3	2.25	9/18/2013

(1)
Based on the grant to employees of options to purchase an aggregate of 120,215 shares of common stock in 2003.

(2)
The potential realizable value is calculated based on the term of the stock option at the time of grant. Stock price appreciation of 5% and 10% is assumed pursuant to rules promulgated by the SEC and does not represent our prediction of our stock price performance. The potential realizable values at 5% and 10% appreciation are calculated by:

•
multiplying the number of shares of common stock subject to a given stock option by the assumed initial public offering price per share of $        ;

•
assuming that the aggregate stock value derived from that calculation compounds at the annual 5% or 10% rate shown in the table until the expiration of the option; and

•
subtracting from that result the aggregate option exercise price.

(3)
This option was granted on September 18, 2003. This option becomes exercisable in four equal annual installments beginning on January 1, 2004 as long as the executive officer is employed by us. If the executive officer's employment is terminated on or after January 1, 2004, the option may be exercised for one forty-eighth of the total option for each full calendar month the executive officer has been employed by us since January 1, 2003.

(4)
This option was granted on September 18, 2003. This option becomes exercisable in four equal annual installments beginning on May 1, 2005 as long as the executive officer is employed by us. If the executive officer's employment is terminated on or after May 1, 2005, the option may be exercised for one forty-eighth of the total option for each full calendar month the executive officer has been employed by us since May 1, 2004.

(5)
This option was granted on September 18, 2003. This option becomes exercisable in four equal annual installments beginning on November 1, 2005 as long as the executive officer is employed by us. If the executive officer's employment is terminated on or after November 1, 2005, the option may be exercised for one forty-eighth of the total option for each full calendar month the executive officer has been employed by us since November 1, 2004.

2003 Stock Option Exercises and Values

        The table below sets forth information with respect to our named executive officers concerning the exercise of options during the year ended December 31, 2003 and unexercised options held as of December 31, 2003. There was no public trading market for our common stock as of December 31, 2003. Accordingly, the values of the unexercised in-the-money options have been calculated based on an assumed initial public offering price of $                   per share, less the applicable exercise price

multiplied by the number of shares which may be acquired on exercise. None of the executive officers listed in the Summary Compensation Table exercised any stock options in 2003.

Aggregated Option Exercises in the Last Fiscal Year
and Fiscal Year-End Option Values

	Number of Securities Underlying Unexercised Options at December 31, 2003		Value of Unexercised In-the-Money Options at December 31, 2003
Name
	Exercisable	Unexercisable	Exercisable		Unexercisable
Shai N. Gozani, M.D., Ph.D.	—	—		—		—
Gary L. Gregory	44,524	87,476	$		$
Guy Daniello	12,784	15,243
Michael Williams, Ph.D.	18,071	21,541
Nicholas J. Alessi	4,005	12,224

Employment Agreements

        We entered into an employment agreement with Dr. Gozani, effective as of June 21, 2004. Under the terms of the employment agreement, Dr. Gozani will be paid an annual base salary to be determined by our compensation committee but not less than $250,000. Dr. Gozani will be also eligible to receive an annual cash performance bonus of up to 50% of his annual salary if certain performance objectives determined by Dr. Gozani and our compensation committee are met. In addition, in connection with this employment agreement we have granted Dr. Gozani stock options to purchase 375,000 shares of common stock at an exercise price of $6.00 per share, provided that if we complete this offering on or before December 31, 2004 and the offering price per share is greater than $6.00, then the exercise price per share will be automatically increased to equal the price per share in this offering. This stock option has a term of ten years and vests over four years with 25% of the total award vesting after one year and the remainder vesting ratably over the following three years on a quarterly basis.

        The employment agreement may be terminated by us with or without cause or by Dr. Gozani. Under the terms of the agreement, if (1) we terminate Dr. Gozani for any reason other than willful non-performance of his duties under the employment agreement, intentional fraud or dishonesty with respect to our business or conviction of a felony, or (2) Dr. Gozani resigns as a result of a reduction in his responsibilities with us, reduction in his status with us, reduction of his salary, relocation of our corporate offices more than 35 miles from their current location or breach by us of the agreement (each such termination hereafter referred to as a "severance termination"), Dr. Gozani will be entitled to his full base salary at his then current annual rate of pay, plus benefits and applicable bonus payments, through the date of his severance termination. In addition, we will continue to pay Dr. Gozani his then current annual base salary for one year following the severance termination. Additionally, in the event of a severance termination, Dr. Gozani will be entitled to acceleration of one year of vesting under his option agreement. Additionally, Dr. Gozani will be entitled to his full annual cash performance bonus in the year that any of the following sale transactions occurs:

  •
  a sale of substantially all of our assets;

  •
  a merger or combination with another entity, unless the merger or combination does not result in a change in ownership of our voting securities of more than 50%; or

  •
  the sale or transfer of more than 50% of our voting securities.

        If a sale transaction occurs within the first year of vesting under his option agreement, Dr. Gozani's stock option will vest as to 50% of the total award. If a sale transaction occurs on or after the first year of vesting, Dr. Gozani will be entitled to acceleration of vesting for 25% of the total award. If a sale transaction occurs within nine months after a severance termination or the termination of Dr. Gozani's employment as a result of his death or disability, the stock option will become fully vested as to the total award. Pursuant to the terms of the agreement, Dr. Gozani will enter into, and be bound by the terms of, a noncompetition, nondisclosure and inventions agreement that will be effective during the term of the employment agreement and for one year thereafter.

        We entered into a letter agreement with Gary L. Gregory effective July 1, 2002, which provides for our employment of Mr. Gregory on an at-will basis. Under the letter agreement, Mr. Gregory's initial annual salary was $200,000, subject to subsequent increases in the discretion of our Chief Executive Officer or our board of directors. Mr. Gregory's current salary is $210,000. Under the letter agreement, Mr. Gregory also is eligible to receive annual incentive cash compensation of up to 50% of his annual salary if certain performance objectives determined by us, primarily related to quarterly and annual sales revenue targets, are met. We have granted Mr. Gregory stock options to purchase 110,000 shares of common stock and 20,000 shares of common stock at a price of $2.25 per share. These stock options each have a term of ten years and vest over three and one-half years with approximately two-sevenths of the total award vesting after one year and the remainder vesting in 30 equal monthly installments thereafter. Under the terms of the letter agreement, if (1) we terminate Mr. Gregory's employment for any reason other than willful misconduct or (2) Mr. Gregory resigns as a result of our material breach of the terms of the letter agreement (each such termination hereafter referred to as a "severance termination"), then Mr. Gregory will be entitled to receive his base salary for a period of nine months from the date of the severance termination. Additionally, in the event of a severance termination of Mr. Gregory, Mr. Gregory will be entitled to the acceleration of nine months of vesting under the option agreements described above. Additionally, in the event of a change of control which results in either a severance termination of Mr. Gregory's employment or Mr. Gregory's resignation as a result of a required relocation to a worksite more than 50 miles from our worksite prior to the change of control, Mr. Gregory will be entitled to receive his base salary for a period of nine months from the date of the termination of employment and Mr. Gregory's options described above will vest in full. In June 2004, we granted Mr. Gregory a stock option to purchase 62,500 shares of common stock at an exercise price of $6.00 per share, provided that if we complete this offering on or before December 31, 2004 and the offering price per share is greater than $6.00, then the exercise price per share will be automatically increased to equal the price per share in this offering. This stock option has a term of ten years and vests over four years with 25% of the total award vesting after one year and the remainder vesting ratably over the following three years on a quarterly basis. In the event of a severance termination with Mr. Gregory, Mr. Gregory will be entitled to acceleration of nine months of vesting.

        Mr. Gregory, Mr. Daniello, Mr. Williams and Mr. Alessi have each entered into a confidentiality and non-competition agreement with us, which provides for protection of our confidential information, assignment to us of intellectual property developed by the executive officer and non-compete and non-solicitation obligations that are effective for 12 months following termination of the executive officer's employment.

Employee Benefit Plans

Amended and Restated 1996 Stock Option/Restricted Stock Plan

        Our Amended and Restated 1996 Stock Option/Restricted Stock Plan, or 1996 stock plan, was initially adopted by our board of directors and stockholders in June 1996. As of June 21, 2004, 156,250 shares of common stock were authorized for issuance under the 1996 stock plan, of which 6,250 shares were subject to outstanding options at a weighted average exercise price of $0.20 per share, 127,962 shares had been issued under the 1996 stock plan and no shares were available for future grant. All of the shares authorized for our 1996 stock plan were initially shares owned by Dr. Gozani, our President and Chief Executive Officer and founder. Upon the exercise of options granted under our 1996 stock plan, the exercise price is paid to us, and we, in turn, pay this amount to Dr. Gozani. Dr. Gozani, upon receiving the exercise price for an option, transfers the number of shares for which the option was exercised to us, and we, in turn, issue these shares to the person exercising the option. Dr. Gozani is entitled to retain shares underlying options granted under the 1996 stock plan that are not exercised prior to their termination, and these shares will cease to be subject to the 1996 stock plan. As of June 21, 2004, of the initial 156,250 shares of Dr. Gozani that were subject to transfer under the 1996 stock plan, 127,962 shares had been transferred back to us for issuance under the 1996 stock plan and Dr. Gozani owned 28,288 shares, of which 6,250 shares were subject to outstanding options and 22,038 shares were no longer subject to the 1996 stock plan. All of the outstanding options under the 1996 stock plan are fully vested and terminate 10 years after the grant date, or earlier if the option holder is no longer an executive officer, employee, consultant, advisor or director, as applicable, of our company.

Amended and Restated 1998 Equity Incentive Plan

        Our Amended and Restated 1998 Equity Incentive Plan, or 1998 equity plan, was initially adopted by our board of directors in April 1998 and first approved by our stockholders in January 1999. As of June 21, 2004, 1,250,000 shares of common stock were authorized for issuance under the 1998 equity plan, of which 170,623 shares had been issued, 1,012,426 shares were subject to outstanding options at a weighted average exercise price of $4.14 per share and 66,951 shares were available for future grant. Outstanding options under the 1998 equity plan generally vest over three or four years and terminate 10 years after the grant date, or earlier if the option holder is no longer an executive officer, employee, consultant, advisor or director, as applicable, of our company. We will not make any additional grants under our 1998 equity plan after the completion of this offering.

2004 Stock Option and Incentive Plan

        Our 2004 Stock Option and Incentive Plan, or 2004 stock plan, was adopted by our board of directors in May 2004 and will be submitted to our stockholders for approval prior to this offering. Our 2004 stock plan will become effective upon the closing of this offering. Our 2004 stock plan permits us to make grants of incentive stock options, non-qualified stock options, stock appreciation rights, deferred stock awards, restricted stock awards, unrestricted stock awards and dividend equivalent rights. We have reserved 825,000 shares of our common stock for the issuance of awards under our 2004 stock plan. Also, on December 31 of each year an additional number of shares equal to 15% of the annual net increase in the total number of our outstanding shares of common stock during the year will be added to the shares available for the issuance of awards under the 2004 stock plan. In the first year after this offering, this increase will be measured from the number of shares of common stock outstanding immediately after the closing of this offering. The number of shares of our common stock reserved under the plan is subject to adjustment in the event of a stock split, stock dividend or other change in our capitalization. Generally, shares that are forfeited or canceled from awards under our 2004 stock plan will be available for future awards.

        Our 2004 stock plan is administered by either a committee of at least two non-employee directors appointed by our board of directors, or by our full board of directors. The administrator of our 2004 stock plan has full power and authority to select the participants to whom awards will be granted, to make any combination of awards to participants, to accelerate the exercisability or vesting of any award and to determine the specific terms and conditions of each award, subject to the provisions of our 2004 stock plan. The administrator may delegate to the Chief Executive Officer the authority to grant awards to employees, other than our executive officers, provided that the administrator fixes the maximum number of shares that may be awarded and guidelines regarding the exercise price or conversion ratio or price, as applicable, and the vesting criteria.

        All full-time and part-time officers, employees, non-employee directors and other key persons are eligible to participate in our 2004 stock plan, subject to the discretion of the administrator.

        The exercise price of stock options awarded under our 2004 stock plan may not be less than the fair market value of the common stock on the date of the option grant in the case of incentive stock options and no less than 85% of the fair market value of the common stock on the date of the option grant in the case of non-qualified stock options. The term of each stock option may not exceed 10 years from the date of grant. The administrator will determine at what time or times each option may be exercised and, subject to the provisions of our 2004 stock plan, the period of time, if any, after retirement, death, disability or termination of employment during which options may be exercised.

        To qualify as incentive stock options, stock options must meet additional federal tax requirements, including a $100,000 limit on the value of shares subject to incentive stock options which first become exercisable in any one calendar year, and a shorter term and higher minimum exercise price in the case of certain large stockholders.

        In the event of a merger, sale or dissolution of our company, or a similar "sale event," all outstanding awards under our 2004 stock plan, unless otherwise provided for in a particular award, will terminate unless the parties to the transaction, in their discretion, provide for assumption, continuation or appropriate substitutions or adjustments of these awards. In the event that the outstanding awards under our 2004 stock plan terminate in connection with a sale event, all stock options and stock appreciation rights granted under our 2004 stock plan will automatically become fully exercisable and all other awards granted under our 2004 stock plan will become fully vested and non-forfeitable as of the effective time of the sale event.

        No awards may be granted under our 2004 stock plan after May 2014. In addition, our board of directors may amend or discontinue our 2004 stock plan at any time, and the administrator may amend or cancel any outstanding award for the purpose of satisfying changes in law or for any other lawful purpose. No such amendment may adversely affect the rights under any outstanding award without the holder's consent. Other than in the event of a necessary adjustment in connection with a change in our stock or a merger or similar transaction, the administrator may not "reprice" or otherwise reduce the exercise price of outstanding stock options. Further, material amendments to our 2004 stock plan will be subject to approval by our stockholders including amendments to (1) increase the number of shares available for issuance under our 2004 stock plan, (2) expand the types of awards available under, the eligibility to participate in, or the duration of, our 2004 stock plan, or (3) materially change the method of determining fair market value for purposes of our 2004 stock plan. Additionally, stockholder approval will be required to amend the 2004 stock plan if the administrator determines that this approval is required to ensure that incentive stock options qualify as such under the Internal Revenue Code, and that compensation earned under awards qualifies as performance-based compensation under the Internal Revenue Code.

2004 Employee Stock Purchase Plan

        Our 2004 Employee Stock Purchase Plan, or 2004 purchase plan, was adopted by our board of directors in May 2004 and will be submitted to our stockholders for approval prior to this offering. Our 2004 purchase plan will become effective upon the closing of this offering. Our 2004 purchase plan authorizes the issuance of up to a total of 375,000 shares of our common stock to participating employees.

        All of our employees, including employees of any participating subsidiaries, who have been employed by us for at least 60 days and whose customary employment is for more than 20 hours a week and for more than five months in any calendar year, are eligible to participate in our 2004 purchase plan. Any employee who owns 5% or more of the voting power or value of our stock is not eligible to participate in our 2004 purchase plan.

        We will make one or more offerings to our employees to purchase stock under our 2004 purchase plan. The first offering will begin on the date of the closing of this offering and will end on

December 31, 2004. Subsequent offerings will usually begin on each January 1 and July 1 and will continue for a six-month period, referred to as an offering period. Each employee eligible to participate on the date of the closing of this offering shall automatically be deemed to be a participant in the initial offering period.

        Each employee who is a participant in our 2004 purchase plan may purchase shares by authorizing payroll deductions of up to 10% of his or her cash compensation during an offering period. Unless the participating employee has previously withdrawn from the offering, his or her accumulated payroll deductions will be used to purchase common stock on the last business day of the offering period at a price equal to 85% of the fair market value of the common stock on the first or last day of the offering period, whichever is lower. For purposes of the initial offering period, the fair market value of the common stock on the first day of the offering period will be the offering price to the public in this offering. Under applicable tax rules, an employee may purchase no more than $25,000 worth of common stock, valued at the start of the purchase period, under our 2004 purchase plan in any calendar year.

        The accumulated payroll deductions of any employee who is not a participant on the last day of an offering period will be refunded. An employee's rights under our 2004 purchase plan terminate upon voluntary withdrawal from our 2004 purchase plan or when the employee ceases employment for any reason.

        Our 2004 purchase plan may be terminated or amended by our board of directors at any time. An amendment that increases the number of shares of our common stock that is authorized under our 2004 purchase plan and certain other amendments require the approval of our stockholders. Under our 2004 Purchase Plan, our board of directors may, in its discretion, choose a different offering period for each subsequent offering and may prospectively change the method for determining the purchase price for shares of common stock under our 2004 purchase plan.

401(k) Plan

        We have established and maintained a retirement savings plan under Section 401(k) of the Internal Revenue Code to cover our eligible employees. The Internal Revenue Code allows eligible employees to defer a portion of their compensation, within prescribed limits, on a tax deferred basis through contributions to our 401(k) plan. Our 401(k) plan is intended to constitute a qualified plan under Section 401(a) of the Internal Revenue Code and its associated trust is intended to be exempt from federal income taxation under Section 501(a) of the Internal Revenue Code. Our 401(k) plan permits us to make discretionary matching contributions on behalf of eligible employees, although to date we have not done so.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Issuances of Preferred Stock

        Since January 2001, we have engaged in transactions regarding sales of our preferred stock to certain of our stockholders that beneficially own at least 5% of our voting securities and are affiliated with certain of our directors. In February 2001, we sold an aggregate of 4,444,445 shares of our Series E preferred stock at a purchase price of $2.8125 per share. In December 2002, we sold an aggregate of 1,333,334 shares of our Series E-1 preferred stock at a purchase price of $1.50 per share. In March 2004, we sold an aggregate of 7,050,771 shares of our Series E-1 preferred stock at a purchase price of $1.50 per share.

        In June 2000, we borrowed $750,000 from, and issued a convertible note for that amount to, Harris & Harris Group, Inc. The note bore interest at 8% per annum and had a stated maturity of March 31, 2001. The note, in accordance with its terms, was converted into 266,665 shares of Series E preferred stock in February 2001, which shares are listed in the table below. We also made a cash payment of $40,000 to Harris & Harris Group, Inc. in interest upon the conversion of the note.

        The following table summarizes the shares of our preferred stock purchased in the transactions described above by our 5% stockholders and entities affiliated with our directors. Each share of Series E preferred stock listed below will convert at the closing of this offering into 0.46875 shares of common stock and each share of Series E-1 preferred stock listed below will convert at the closing of this offering into 0.25 shares of common stock. In connection with the sale of our preferred stock in each of these transactions, we entered into agreements with the purchasers of our preferred stock, that provided for, among other things, registration rights, participation rights, rights of first refusal, co-sale rights, agreements regarding the number and election of our directors and various reporting obligations. Upon the completion of this offering, our ongoing obligations under these agreements, except for our obligations regarding registration rights, which are described in "Description of Capital Stock—Registration Rights," will terminate.

Investor	Series E Preferred Stock	Series E-1 Preferred Stock (December 2002)	Series E-1 Preferred Stock (March 2004)
Delphi Ventures IV, L.P. (1)	435,465	175,935	326,599
Delphi BioInvestments IV, L.P. (1)	8,980	3,627	6,733
Whitney Strategic Partners III, L.P. (2)	50,195	13,034	73,725
J.H. Whitney III, L.P. (2)	2,083,140	540,914	3,059,607
Whitney & Co., LLC (2)	—	—	383,858
Harris & Harris Group, Inc. (3)	266,665	235,521	1,166,666
Massachusetts Institute of Technology	355,555	102,142	500,251
Commonwealth Capital Ventures II L.P. (4)	338,805	95,818	952,891
CCV II Associates L.P. (4)	16,750	4,737	47,108
BancBoston Ventures Inc.	888,890	161,606	533,333

(1)
Mr. Douglass is a managing member of Delphi Management Partners IV, LLC, which is the general partner of both Delphi Ventures IV, L.P. and Delphi BioInvestments IV, L.P.

(2)
Mr. Laverack is a managing member of J.H. Whitney Equity Partners III, L.L.C., which is the general partner of both J.H. Whitney III, L.P. and Whitney Strategic Partners III, L.P. Mr. Laverack is also a managing partner of Whitney & Co., LLC.

(3)
Mr. Harris is chairman and chief executive officer of Harris & Harris Group, Inc.

(4)
Commonwealth Venture Partners II L.P. is the general partner of both Commonwealth Capital Ventures II L.P. and CCV II Associates L.P.

License Agreement

        In June 1996, we entered into a license agreement with the Massachusetts Institute of Technology, which beneficially owns more than 5% of our common stock, last amended on February 25, 1998, under which we obtained a right to use certain technology through the term of the patent rights on this technology, which is exclusive for a period of 15 years from the date of the license agreement. In exchange, we issued shares of common stock to M.I.T. and are required to pay royalties of 2.15% of net sales of products incorporating the licensed technology. In addition, we are required to pay royalties ranging from 25% to 50% of payments received from sublicensees, depending on the degree to which the licensed technology is incorporated into the products that we sublicense. As of June 21, 2004, we have not incorporated this licensed technology into any of our products and therefore, no royalties have been paid.

        In addition, under this license agreement we paid M.I.T. annual license maintenance fees totaling $25,000 in 2001. Additionally, we have paid $28,000, and agreed to pay an additional $150,000, to M.I.T. in 2004 for current and prior year annual license maintenance fees and patent fees. Also, we are obligated to pay M.I.T. $75,000 in annual license maintenance fees for each year after 2004, if certain minimum net sales requirements are not met. Payments of annual license maintenance fees can be used to offset future royalties payable under the agreement. We have the right to terminate this license agreement at any time upon six months' notice to M.I.T.

PRINCIPAL STOCKHOLDERS

        The following table sets forth certain information concerning beneficial ownership as of June 21, 2004 of our common stock by:

  •
  each person known by us to beneficially own 5% or more of our common stock;

  •
  each of our directors;

  •
  each of our named executive officers; and

  •
  all of our directors and executive officers as a group.

        The number of common shares "beneficially owned" by each stockholder is determined under rules issued by the SEC regarding the beneficial ownership of securities. This information is not necessarily indicative of beneficial ownership for any other purpose. Under these rules, beneficial ownership of common stock includes (1) any shares as to which the person or entity has sole or shared voting power or investment power and (2) any shares as to which the person or entity has the right to acquire beneficial ownership within 60 days after June 21, 2004, including any shares that could be purchased by the exercise of options or warrants at or within 60 days after June 21, 2004. Each stockholder's percentage ownership before this offering is based on 8,568,466 shares of our common stock outstanding as of June 21, 2004 (as adjusted to reflect at that date the conversion into common stock of all shares of our preferred stock outstanding) plus the number of shares of common stock that may be acquired by such stockholder upon exercise of options that are exercisable at or within 60 days after June 21, 2004. Each stockholder's percentage ownership after this offering is based on            shares of our common stock to be outstanding immediately after the completion of this offering plus the number of shares of common stock that may be acquired by such stockholder upon exercise of options that are exercisable at or within 60 days after June 21, 2004. We have granted the underwriters an option to purchase up to                        additional shares of our common stock to cover over-allotments, if any, and the table below assumes no exercise of that option.

        Unless otherwise indicated below, to our knowledge, all persons named in the table have sole voting and investment power with respect to their shares of common stock, except to the extent authority is shared by spouses under community property laws.

Name and Address (1)	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned Before Offering	Percentage of Shares Beneficially Owned After Offering
Directors and Executive Officers
Shai N. Gozani, M.D., Ph.D. (2)	684,538	8.0%		%
Gary L. Gregory (3)	80,851	*
Guy Daniello (4)	18,813	*
Michael Williams, Ph.D. (5)	22,751	*
Nicholas J. Alessi (6)	5,445	*
David E. Goodman, M.D.	—	*
Charles E. Harris (7)	1,137,570	13.3
William Laverack, Jr. (8)	3,333,811	38.9
W. Mark Lortz	—	*
All Directors and Executive Officers as a group (9 persons) (9)	5,283,779	60.8
Beneficial Owner of 5% or More Other than Directors and Executive Officers
J.H. Whitney Equity Partners III L.L.C. (10)	3,237,847	37.8%		%
J.H. Whitney III, L.P. (11)	3,161,664	36.9
Delphi Management Partners IV, L.L.C. (12)	889,380	10.4
Delphi Ventures IV, L.P. (13)	871,415	10.2
BancBoston Ventures Inc. (14)	935,916	10.9
Massachusetts Institute of Technology (15)	557,944	6.5
Harris & Harris Group, Inc. (16)	1,137,570	13.3
Commonwealth Venture Partners II L.P. (17)	718,215	8.4
Commonwealth Capital Ventures II L.P. (18)	684,382	8.0

*
Represents less than 1% of the outstanding shares of common stock

(1)
Unless otherwise indicated, the address of each stockholder is c/o NeuroMetrix, Inc., 62 Fourth Avenue, Waltham, Massachusetts 02451.

(2)
Includes 6,250 shares that Dr. Gozani may be required to transfer back to us upon the exercise of options granted under our Amended and Restated 1996 Stock Option/Restricted Stock Plan.

(3)
Includes 80,851 shares of common stock issuable upon the exercise of options exercisable on or within 60 days after June 21, 2004.

(4)
Includes 18,813 shares of common stock issuable upon the exercise of options exercisable on or within 60 days after June 21, 2004.

(5)
Includes 22,751 shares of common stock issuable upon the exercise of options exercisable on or within 60 days after June 21, 2004.

(6)
Includes 5,445 shares of common stock issuable upon the exercise of options exercisable on or within 60 days after June 21, 2004.

(7)
Includes 1,137,570 shares of common stock issuable upon conversion of outstanding shares of preferred stock held by Harris & Harris Group, Inc., of which Mr. Harris is chairman and chief executive officer.

(8)
Includes 76,183 shares of common stock beneficially owned by Whitney Strategic Partners III, L.P. and 3,161,664 shares of common stock beneficially owned by J.H. Whitney III, L.P. issuable upon conversion of outstanding shares of preferred stock held by these entities. J.H. Whitney Equity Partners III, L.L.C. is the general partner of Whitney Strategic Partners III, L.P. and J.H. Whitney III, L.P. Mr. Laverack is a member of J.H. Whitney Equity Partners III, L.L.C. Also includes 95,964 shares held by Whitney & Co., LLC, of which Mr. Laverack is a managing partner. Mr. Laverack disclaims beneficial ownership of the shares held by Whitney Strategic Partners III, L.P., J.H. Whitney III, L.P. and Whitney & Co., LLC, except to the extent of his pecuniary interests therein.

(9)
See Notes (2)—(8) above.

(10)
Includes 76,183 shares of common stock beneficially owned by Whitney Strategic Partners III, L.P. and 3,161,664 shares of common stock beneficially owned by J.H. Whitney III, L.P. issuable upon conversion of outstanding preferred stock held by these entities. J.H. Whitney Equity Partners III L.L.C. is the general partner of Whitney Strategic Partners III, L.P. and J.H. Whitney III, L.P. In addition to Mr. Laverack, Peter M. Castleman, Michael R. Stone, Daniel J. O'Brien and James H. Fordyce are members of J.H. Whitney Equity Partners III, L.L.C. Accordingly, they may be deemed to share beneficial ownership of the shares beneficially owned by J.H. Whitney III, L.P. and Whitney Strategic Partners III, L.P., although each of them disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein. The address of J.H. Whitney Equity Partners III, L.L.C. is 177 Broad Street, Stamford, Connecticut 06901.

(11)
Represents shares of common stock issuable upon conversion of outstanding shares of preferred stock held by J.H. Whitney III, L.P. The address of J.H. Whitney III, L.P. is 177 Broad Street, Stamford, Connecticut 06901.

(12)
Represents shares of common stock issuable upon conversion of outstanding shares of preferred stock beneficially owned by Delphi Management Partners IV, L.L.C. Includes 871,415 shares held by Delphi Ventures IV, L.P. and 17,965 shares held by Delphi BioInvestments IV, L.P. Delphi Management Partners IV, LLC is the general partner of Delphi Ventures IV, L.P. and Delphi BioInvestments IV, L.P. David L. Douglass, James Bochnowski and Donald Lothrop are the managing members of Delphi Management Partners IV, LLC. Accordingly, they may be deemed to share beneficial ownership of the shares beneficially owned by Delphi Ventures IV, L.P. and Delphi BioInvestments IV, L.P., although each of them disclaims beneficial ownership of these shares, except to the extent of his pecuniary interest therein. The address of Delphi Management Partners IV, L.L.C. is 3000 Sand Hill Road, Building 1, Suite 135, Menlo Park, California 94025.

(13)
Represents shares of common stock issuable upon conversion of outstanding shares of preferred stock held by Delphi Ventures IV, L.P. The address of Delphi Ventures IV, L.P. is 3000 Sand Hill Road, Building 1, Suite 135, Menlo Park, California 94025.

(14)
Represents shares of common stock issuable upon conversion of outstanding shares of preferred stock held by BancBoston Ventures, Inc. The address of BancBoston Ventures Inc. is 175 Federal Street, Boston, Massachusetts 02110.

(15)
Represents 96,578 shares of common stock held by the Massachusetts Institute of Technology and 461,366 shares of common stock issuable upon conversion of outstanding shares of preferred stock held by the Massachusetts Institute of Technology. The address of the Massachusetts Institute of Technology is c/o Office of the Treasurer, 238 Main Street, Suite 200, Cambridge, Massachusetts 02142.

(16)
Represents shares of common stock issuable upon conversion of outstanding shares of preferred stock held by Harris & Harris Group, Inc. The address of Harris & Harris Group, Inc. is 111 West 57th Street, Suite 1100, New York, New York 10019.

(17)
Includes 684,382 shares of common stock beneficially owned by Commonwealth Capital Ventures II L.P. and 33,833 shares of common stock beneficially owned by CCV II Associates L.P. issuable upon conversion of outstanding preferred stock held by these entities. Commonwealth Venture Partners II L.P. is the general partner of Commonwealth Capital Ventures II L.P. and CCV II Associates L.P. Michael T. Fitzgerald, Jeffrey M. Hurst, R. Stephen McCormack and Justin J. Perreault are the general partners of Commonwealth Venture Partners II, L.P. Accordingly, they may be deemed to share beneficial ownership of the shares beneficially owned by Commonwealth Capital Ventures II, L.P. and CCV II Associates, L.P., although each of them disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein. The address of Commonwealth Venture Partners II L.P. is 20 William Street, Wellesley, Massachusetts 02181.

(18)
Represents shares of common stock issuable upon conversion of outstanding shares of preferred stock held by Commonwealth Capital Ventures II, L.P. The address of Commonwealth Capital Ventures II L.P. is 20 William Street, Wellesley, Massachusetts 02181.

DESCRIPTION OF CAPITAL STOCK

        Immediately following the closing of this offering, our authorized capital stock will consist of 50,000,000 shares of common stock, $0.0001 par value, and 5,000,000 shares of undesignated preferred stock, $0.001 par value. The following description of our capital stock, immediately following the closing of this offering, does not purport to be complete and is subject to, and qualified in its entirety by, our Third Amended and Restated Certificate of Incorporation and Second Amended and Restated By-Laws, which are exhibits to the registration statement of which this prospectus forms a part, and by applicable law. We refer in this section to our Third Amended and Restated Certificate of Incorporation as our certificate of incorporation, and we refer to our Second Amended and Restated By-Laws as our by-laws. Our Third Amended and Restated Certificate of Incorporation will become effective immediately following the closing of this offering.

Common Stock

        As of June 21, 2004, there were 8,568,466 shares of our common stock outstanding held by 35 stockholders of record. This amount assumes the conversion of all outstanding shares of our preferred stock into common stock, which will occur immediately upon the closing of this offering. In addition, as of June 21, 2004, 1,012,426 shares of our common stock were issuable by us upon the exercise of outstanding options and 100,000 shares of our common stock were subject to an outstanding warrant. Upon the closing of this offering,                         shares of our common stock will be outstanding (assuming no exercise of the underwriters' over-allotment option). Subject to the rights of the holders of preferred stock then outstanding, holders of common stock will have exclusive voting rights for the election of our directors and all other matters requiring stockholder action, except with respect to amendments to our certificate of incorporation that alter or change the powers, preferences, rights or other terms of any outstanding preferred stock if the holders of such affected series of preferred stock are entitled to vote on such an amendment. Holders of common stock will be entitled to one vote per share on matters to be voted on by stockholders and also will be entitled to receive such dividends, if any, as may be declared from time to time by our board of directors in its discretion out of funds legally available therefor. Upon our liquidation or dissolution, the holders of common stock will be entitled to receive pro rata all assets remaining available for distribution to stockholders after payment of all liabilities and provision for the liquidation of any shares of preferred stock at the time outstanding. The common stock will have no preemptive or other subscription rights, and there will be no conversion rights or redemption or sinking fund provisions with respect to such stock. The payment of dividends on the common stock will be subject to the prior payment of dividends on any outstanding preferred stock.

Preferred Stock

        Upon the closing of this offering, all previously outstanding shares of our preferred stock will be converted into our common stock and no preferred stock will be outstanding. Our certificate of incorporation will provide that shares of preferred stock may be issued from time to time in one or more series. Our board of directors will be authorized to fix the voting rights, if any, designations, powers, preferences, the relative, participating, optional or other special rights and any qualifications, limitations and restrictions thereof, applicable to the shares of each series. Our board of directors will be able to, without stockholder approval, issue preferred stock with voting and other rights that could adversely affect the voting power and other rights of the holders of the common stock and could have anti-takeover effects. We have no present plans to issue any shares of preferred stock after the closing of this offering. The ability of our board of directors to issue preferred stock without stockholder approval could have the effect of delaying, deferring or preventing a change of control of us or the removal of existing management.

Warrant

        In connection with the financing arrangement that we entered into with Lighthouse Capital Partners IV, L.P. in May 2003, we issued Lighthouse a warrant to purchase 400,000 shares of our Series E-1 preferred stock at an exercise price of $1.50 per share. The warrant may be exercised at the option of the holder as of the date of issuance either by delivery of the exercise price in cash or by a cashless exercise. The warrant is exercised automatically on a cashless basis in connection with specified triggering events, including (1) a sale of all or substantially all of our assets to an unaffiliated entity or (2) the merger, consolidation or acquisition of us with, into or by an unaffiliated entity, other than a merger or consolidation for the principle purpose of changing our domicile or a bona fide round of preferred stock equity financing that results in the transfer of 50% or more of our outstanding voting power. The warrant expires upon the earlier of May 21, 2010 or two years after the completion of an underwritten initial public offering of our common stock that results in our common stock being listed on either a stock exchange or the Nasdaq National Market. In addition, if, for any reason, all outstanding shares of our preferred stock are converted into shares of our common stock prior to the exercise in full of the warrant, then, effective upon such conversion, the warrant will automatically become a warrant for the purchase of shares of our common stock. Lighthouse Capital Partners will thereafter have the right to purchase that number of shares of common stock equal to the number of shares of common stock that would have been receivable by Lighthouse Capital Partners if it had exercised the warrant for shares of Series E-1 preferred stock immediately prior to the conversion of the Series E-1 preferred stock into common stock. Upon the closing of this offering, this warrant will be exercisable for 100,000 shares of common stock at an exercise price of $6.00 per share and will expire two years after the date of the closing of this offering.

Registration Rights

        Beginning 180 days after the closing of this offering the holders of 7,488,758 shares of our common stock, comprising the shares issued upon conversion of our preferred stock, and the holder of a warrant to purchase 100,000 shares of common stock, will be entitled to cause us to register the resale of these shares under the Securities Act. These rights are provided under the terms of a stock purchase agreement between us and the holders of our preferred stock and a warrant between us and the holder of the warrant. Under these registration rights, holders of registrable shares with a value of $2 million or more may require on two occasions that we register their shares for public resale. In addition, holders of a majority of the registrable shares may require that we register their shares for public resale on Form S-3 or similar short-form registration on one or more occasions, if we are eligible to use Form S-3 or similar short form registration and the value of the securities to be registered is at least $2 million. If we elect to register any of our equity securities for any public offering, other than on a Form S-4, Form S-8 or an equivalent form, the holders of registrable shares are entitled to include their registrable shares in the registration. However, we may reduce the number of the shares of these holders proposed to be registered in an underwritten offering if a limit is imposed by the underwriters in order to effect an orderly public distribution. We generally will pay all expenses in connection with any registration, other than underwriting discounts and commissions.

Certain Anti-takeover Provisions of Delaware Law and our Certificate of Incorporation and By-Laws

        Upon the closing of this offering, we will elect to be governed by the provisions of Section 203 of the Delaware General Corporation Law, which generally will have an anti-takeover effect for transactions not approved in advance by our board of directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by stockholders. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a three-year period following the time that such stockholder becomes an interested stockholder, unless the business combination is approved in a prescribed manner. A "business combination" includes, among other things, a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. An "interested stockholder" is a person who, together with affiliates and associates, owns, or did own within three years prior to the determination of interested stockholder status, 15% or more of the corporation's voting stock. Under Section 203, a business combination between a corporation and an interested stockholder is prohibited unless it satisfies one of the following conditions:

  •
  before the stockholder became interested, the board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; or

  •
  upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, shares owned by:

•
persons who are directors and also officers, and

•
employee stock plans, in some instances; or

•
at or after the time the stockholder became interested, the business combination was approved by the board of directors of the corporation and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

Staggered Board of Directors

        Our certificate of incorporation and by-laws will provide that our board of directors will be classified into three classes of directors of approximately equal size. As a result, in most circumstances, a person can gain control of our board only by successfully engaging in a proxy contest at two or more annual meetings.

Stockholder Action; Special Meeting of Stockholders

        Our certificate of incorporation will provide that our stockholders may not take any action by written consent, but only take action at duly called annual or special meetings of stockholders. Our by-laws will further provide that special meetings of our stockholders may be only called by our board of directors with a majority vote of our board of directors.

Advance Notice Requirements for Stockholder Proposals and Director Nominations

        Our by-laws will provide that stockholders seeking to bring business before our annual meeting of stockholders, or to nominate candidates for election as directors at our annual meeting of stockholders, must provide timely notice of their intent in writing. To be timely, a stockholder's notice will need to be delivered to our principal executive offices not later than the close of business on the 90th day nor earlier than the close of business on the 120th day prior to the first anniversary of the preceding year's annual meeting of stockholders. For the first annual meeting of stockholders after the closing of this offering, a stockholder's notice shall be timely if delivered to our principal executive offices not later than the 90th day prior to the scheduled date of the annual meeting of stockholders or the 10th day following the day on which public announcement of the date of our annual meeting of stockholders is first made or sent by us. Our by-laws will also specify certain requirements as to the form and content of a stockholders' meeting. These provisions may preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders.

Authorized But Unissued Shares

        Our authorized but unissued shares of common stock and preferred stock will be available for future issuances without stockholder approval and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock and preferred stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Removal of Directors

        Our certificate of incorporation will provide that a director on our board of directors may be removed from office only for cause and only by the affirmative vote of the holders of 75% or more of the shares then entitled to vote at an election of our directors.

Limitation on Liability and Indemnification of Directors and Officers

        Our by-laws will provide that our directors and officers will be indemnified by us to the fullest extent authorized by Delaware law as it now exists or may in the future be amended, against all expenses and liabilities reasonably incurred in connection with their service for or on our behalf. In addition, our certificate of incorporation will provide that our directors will not be personally liable for monetary damages to us for breaches of their fiduciary duty as directors, unless they violated their duty of loyalty to us or our stockholders, acted in bad faith, knowingly or intentionally violated the law, authorized unlawful payments of dividends, unlawful stock purchases or unlawful redemptions or derived an improper personal benefit from their actions as directors.

        We also will enter into agreements with our directors to provide contractual indemnification in addition to the indemnification that will be provided in our certificate of incorporation and by-laws. We believe that these provisions and agreements are necessary to attract qualified directors. Our by-laws will also permit us to secure insurance on behalf of any officer, director or employee for any liability arising out of his or her actions, regardless of whether Delaware law would permit indemnification. We intend to obtain insurance which insures our directors and officers against certain losses and insures us against our obligations to indemnify the directors and officers.

        These provisions may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. Furthermore, a stockholder's investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. We believe that these provisions, the insurance and the indemnity agreements are necessary to attract and retain talented and experienced directors and officers.

        At present, there is no pending litigation or proceeding involving any of our directors or officers where indemnification by us would be required or permitted. We are not aware of any threatened litigation or proceeding that might result in a claim for such indemnification.

Transfer Agent and Registrar

        The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company.

Listing

        We have applied for the listing of our common stock on the Nasdaq National Market under the symbol "NURO."

SHARES ELIGIBLE FOR FUTURE SALE

        We cannot predict what effect, if any, market sales of shares of common stock or the availability of shares of common stock for sale will have on the market price of our common stock. Nevertheless, sales of substantial amounts of common stock, including shares issued upon the exercise of outstanding options, in the public market, or the perception that these sales could occur, could materially and adversely affect the market price of our common stock and could impair our future ability to raise capital through the sale of our equity or equity-related securities at a time and price that we deem appropriate.

        Prior to this offering, there has been no public market for our common stock. Although we have applied to list our common stock on the Nasdaq National Market, we cannot assure you that there will be an active public market for our common stock. Immediately after this offering, we will have                        shares of common stock outstanding, including                        shares of common stock sold by us in this offering, but not including:

  •
  shares of common stock issuable by us upon exercise of the underwriters' over-allotment option;

  •
  1,012,426 shares of common stock issuable upon the exercise of outstanding stock options as of June 21, 2004;

  •
  100,000 shares of common stock issuable upon the exercise of an outstanding warrant as of June 21, 2004;

  •
  825,000 shares of common stock to be reserved for future issuance upon the exercise of options available for future grant under our 2004 Stock Option and Incentive Plan; and

  •
  375,000 shares of common stock to be reserved for future issuance under our 2004 Employee Stock Purchase Plan.

        Of the outstanding number of shares after this offering, all of the shares of our common stock to be sold in this offering (                        shares, or                        shares if the underwriters' over-allotment option is exercised in full) will be freely tradable without restriction or further registration under the Securities Act of 1933, except for any shares purchased by "affiliates," as that term is defined in Rule 144 under the Securities Act of 1933.

        Shares acquired by affiliates and all of the remaining shares held by existing stockholders (8,568,466 shares, as of June 21, 2004, assuming the conversion of all outstanding preferred stock into 7,488,758 shares of common stock) are "restricted securities" as that term is defined in Rule 144. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration, including an exemption under Rule 144 or 701 under the Securities Act, which rules are summarized below.

        The 8,568,466 shares of our common stock that were outstanding on June 21, 2004 will, assuming that no shares are released from the lock-up agreements described below prior to 180 days after the date of this prospectus, become eligible for sale pursuant to Rule 144 or Rule 701 without registration approximately as follows:

Number of Shares Outstanding After the Initial Public Offering	Date Eligible for Resale
March 2005 under Rule 144, subject to the volume limitations thereunder.
180 days from the date of this prospectus under Rule 144, subject to the volume limitations thereunder.
180 days from the date of this prospectus under Rule 144, subject to the volume limitations thereunder, assuming that our affiliates remain affiliates at that time.
180 days from the date of this prospectus under Rule 144(k), without volume limitations.
Immediately after the closing of the initial public offering under Rule 144(k), without volume limitations.
180 days from the date of this prospectus.
180 days from the date of this prospectus under Rule 701, subject to the volume limitations thereunder.

        At our request, the underwriters have reserved for sale, at the initial public offering price, up to                   shares of common stock, or approximately 5% of our common stock being offered by this prospectus, at the discretion of our management, to our employees, suppliers, consultants, friends, family, other business associates and other related persons through a directed share program. Any shares purchased through the directed share program will not be subject to the lock-up agreement referred to above.

Rule 144

        In general, under Rule 144 as currently in effect, a person (or persons whose shares are required to be aggregated), including an affiliate, who has beneficially owned shares of our common stock for at least one year, including the holding period of any prior owner other than an affiliate, is entitled to sell in any three-month period a number of shares that does not exceed the greater of:

  •
  1% of then-outstanding shares of common stock, which will equal approximately                        shares immediately after the closing of this offering (approximately            shares if the underwriter exercises the over-allotment option in full); or

  •
  the average weekly trading volume in the common stock on the Nasdaq National Market during the four calendar weeks preceding the date on which notice of sale is filed, subject to restrictions.

        Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 144(k)

        In addition, a person who is not deemed to have been an affiliate of ours at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an affiliate, would be entitled to sell those shares under Rule 144(k) without regard to the manner of sale, public information, volume limitation or notice requirements of Rule 144. To the extent that our affiliates sell their shares, other than pursuant to Rule 144 or a registration statement, the purchaser's holding period for the purpose of effecting a sale under Rule 144 commences on the date of transfer from the affiliate.

Rule 701

        In general, under Rule 701 of the Securities Act as currently in effect, any of our employees, consultants or advisors who purchase shares from us in connection with a compensatory stock plan or other written agreement is eligible to resell such shares 90 days after the effective date of this offering in reliance on Rule 144, but without compliance with certain restrictions, including the public information, volume limitation, notice and holding period provisions, contained in Rule 144.

Lock-Up Agreements

        Our executive officers and certain holders of our outstanding capital stock, who in the aggregate own over 99% of our capital stock outstanding prior to this offering, have agreed with Punk, Ziegel & Company that, for a period of 180 days following the date of this prospectus, they will not offer, sell, assign, transfer, pledge, contract to sell or otherwise dispose of or hedge any shares of our common stock or any securities convertible into or exchangeable for shares of common stock. However, so long as the transferee agrees to be bound by the terms of the lock-up agreement, a director, executive officer or other holder may transfer his or her securities by gift or for estate planning purposes and in some other circumstances. Punk, Ziegel & Company may, in its sole discretion, release all or any portion of the shares from the restrictions in any such agreement at any time without prior notice. We have entered into a similar agreement with the underwriters. Currently, we are not aware of any agreements between Punk, Ziegel & Company and any of our stockholders, option holders, warrant holders or affiliates releasing them from these lock-up agreements prior to the expiration of the 180-day period.

Stock Options

        Following the closing of this offering, we intend to file registration statements on Form S-8 with the SEC covering shares of common stock reserved for issuance under our Amended and Restated 1998 Equity Incentive Plan, 2004 Stock Option and Incentive Plan and 2004 Employee Stock Purchase Plan. These registration statements are expected to become effective upon filing. Shares covered by these registration statements will then be eligible for sale in the public markets, subject to any applicable lock-up agreements and to Rule 144 limitations applicable to affiliates.

Registration Rights

        As described above in "Description of Capital Stock—Registration Rights," upon completion of this offering, the holders of 7,488,758 shares of our common stock, including shares issued upon conversion of our preferred stock, and the holder of a warrant to purchase 100,000 shares of common stock will have rights, subject to various conditions and limitations, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or other stockholders, subject to the 180 day lock-up arrangement described above. By exercising their registration rights and causing a large number of shares to be registered and sold in the public market, these holders could cause the price of the common stock to fall. In addition, any demand to include such shares in our registration statements could have a material adverse effect on our ability to raise needed capital.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS

General

        The following is a general discussion of the material U.S. federal income and estate tax consequences of the ownership and disposition of common stock that may be relevant to you if you are a non-U.S. Holder. In general, a "non-U.S. Holder" is any person or entity that is, for U.S. federal income tax purposes, a foreign corporation, a nonresident alien individual, a foreign partnership or a foreign estate or trust. This discussion is based on current law, which is subject to change, possibly with retroactive effect, or different interpretations that could affect the tax consequences described herein. This discussion is limited to non-U.S. Holders who hold their shares of common stock as capital assets. Moreover, this discussion is for general information only and does not their address all the tax consequences that may be relevant to you in light of your personal circumstances, nor does it discuss special tax provisions that may apply to you if you relinquished U.S. citizenship or residence.

        If you are an individual, you may, in many cases, be deemed to be a resident alien, as opposed to a nonresident alien, by virtue of being present in the United States for at least 31 days in the current calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year. For the aggregate days test, all of the days present in the current year, one-third of the days present in the immediately preceding year, and one-sixth of the days present in the second preceding year are counted. Resident aliens generally are subject to U.S. federal income tax in the same manner as U.S. citizens.

        EACH PROSPECTIVE PURCHASER OF COMMON STOCK IS ADVISED TO CONSULT A TAX ADVISOR WITH RESPECT TO CURRENT AND POSSIBLE FUTURE TAX CONSEQUENCES OF PURCHASING, OWNING AND DISPOSING OF OUR COMMON STOCK AS WELL AS ANY TAX CONSEQUENCES THAT MAY ARISE AS A RESULT OF YOUR PARTICULAR SITUATION OR UNDER THE LAWS OF ANY U.S. STATE, MUNICIPALITY, FOREIGN OR OTHER TAXING JURISDICTION.

Dividends

        If dividends are paid on the common stock, as a non-U.S. Holder, you generally will be subject to withholding of U.S. federal income tax at a 30% rate or at a lower rate as may be specified by an applicable income tax treaty, unless you are a foreign government or other foreign organization exempt from U.S. withholding. To claim the benefit of a lower rate under an income tax treaty, you must properly file with the payer an Internal Revenue Service Form W-8BEN, or successor form, claiming an exemption from or reduction in withholding under the applicable tax treaty. In addition, where dividends are paid to a non-U.S. Holder that is a partnership or other flow-through entity, the entity must properly file an Internal Revenue Service Form W-8IMY, or successor form, and persons holding an interest in the entity may need to provide certification claiming an exemption or reduction in withholding under the applicable treaty.

        If dividends are considered effectively connected with the conduct of a trade or business by you within the United States and, where a tax treaty applies, are attributable to a U.S. permanent establishment of yours, those dividends generally will not be subject to withholding tax, but instead will be subject to U.S. federal income tax on a net basis at applicable graduated individual or corporate rates, provided you file an Internal Revenue Service Form W-8ECI, or successor form, with the payer. If you are a foreign corporation, any effectively connected dividends may, under certain circumstances, be subject to an additional "branch profits tax" at a rate of 30% or at a lower rate as may be specified by an applicable income tax treaty.

        If you are a foreign government, foreign tax-exempt organization or other foreign organization exempt from U.S. withholding, you must properly file an Internal Revenue Service Form W-8EXP with the payer.

        You must comply with either the certification procedures described above, or, in the case of payments made outside the United States with respect to an offshore account, certain documentary evidence procedures, directly or under certain circumstances through an intermediary, to obtain the benefits of a reduced rate under an income tax treaty with respect to dividends paid with respect to your common stock. In addition, if you are required to provide an Internal Revenue Service Form W-8ECI or successor form, as discussed above, you must also provide your tax identification number.

        If you are eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty, you may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the Internal Revenue Service.

Gain on Disposition of Common Stock

        As a non-U.S. Holder, you generally will not be subject to U.S. federal income tax on any gain recognized on the sale or other disposition of common stock unless:

  •
  the gain is considered effectively connected with the conduct of a trade or business by you within the United States and, where a tax treaty applies, is attributable to a U.S. permanent establishment of yours (and, in which case, if you are a foreign corporation, you may be subject to an additional branch profits tax at a rate of 30% or at a lower rate as may be specified by an applicable income tax treaty).

  •
  you are an individual who holds the common stock as a capital asset and you are present in the United States for 183 or more days in the taxable year of the sale, or certain other disposition and other conditions are met; or

  •
  we are or have been a "U.S. real property holding corporation," or a "USRPHC," for U.S. federal income tax purposes. We believe that we are not currently, and are not likely to become, a USRPHC. If we were to become a USRPHC, then gain on the sale or other disposition of common stock by you generally would not be subject to U.S. federal income tax provided:

  •
  the common stock was "regularly traded on an established securities market;" and

  •
  you do not actually or constructively own more than 5% of the common stock at any time during the shorter of the five-year period preceding the disposition or your holding period.

Federal Estate Tax

        If you are an individual, common stock held at the time of your death will be included in your gross estate for U.S. federal estate tax purposes, and may be subject to U.S. federal estate tax, unless an applicable estate tax treaty provides otherwise. You should consult your tax advisor for a full discussion of U.S. federal estate tax treatment.

Information Reporting and Backup Withholding Tax

        We must report annually to the Internal Revenue Service and to you the amount of dividends paid to you and the tax withheld with respect to those dividends, regardless of whether withholding was required. Copies of the information returns reporting those dividends and withholding may also be made available to the tax authorities in the country in which you reside under the provisions of an applicable income tax treaty or other applicable agreements.

        Backup withholding is currently imposed at a rate of 28% on certain payments to persons that fail to furnish identifying information to the payer. As a non-U.S. Holder, you generally will not be subject to backup withholding assuming you properly certify your non-U.S. status. If you fail to provide such certification, you may be subject to the greater of the backup withholding rate and any other withholding rate that would otherwise apply to dividends paid on your common stock as described above. In addition, if you fail to provide such certification, backup withholding may apply to proceeds from a disposition of your common stock. However, backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules generally may be refunded (or allowed as a credit against your U.S. federal income tax liability), provided certain required information is provided in a timely manner to the Internal Revenue Service.

UNDERWRITING

        We and Punk, Ziegel & Company, L.P. and WR Hambrecht+Co, LLC, as representatives of the underwriters, intend to enter into an underwriting agreement with respect to the shares being offered. Subject to the terms and conditions of the underwriting agreement, the underwriters have agreed to purchase from us the number of shares of our common stock set forth on the cover page of this prospectus at the public offering price, less the underwriting discount, set forth on the cover page of this prospectus. Subject to the terms and conditions stated in the underwriting agreement, each underwriter has agreed to purchase, and we have agreed to sell to that underwriter, the number of shares of our common stock set forth opposite each underwriter's name below.

Underwriter	Number of Shares
Punk, Ziegel & Company, L.P.
WR Hambrecht+Co, LLC

Total

        The underwriting agreement provides that the obligations of the underwriters to purchase the shares of common stock offered hereby are conditional and may be terminated upon the occurrence of certain events specified in the underwriting agreement, including a material adverse change affecting our business. The underwriters are committed to purchase all of the shares of common stock being offered by us if any shares are purchased.

        The underwriter proposes to offer the shares of common stock to the public at the public offering price set forth on the cover page of this prospectus. The underwriters may offer the common stock to securities dealers at the price to the public less a concession not in excess of $            per share. Securities dealers may reallow a concession not in excess of $            per share to other dealers. After the shares of common stock are released for sale to the public, the underwriters may vary the offering price and other selling terms from time to time.

        We have granted to the underwriters an option, exercisable not later than 30 days after the date of this prospectus, to purchase up to an aggregate of                        additional shares of common stock at the public offering price set forth on the cover page of this prospectus, less the underwriting discount. The underwriters may exercise this option only to cover over-allotments, if any, made in connection with the sale of common stock offered hereby.

        The following table summarizes the compensation to be paid to the underwriters by us and the proceeds, before expenses, payable to us.

Total
	Per Share	Without Over- Allotment	With Over- Allotment
Public Offering Price	$	$	$
Underwriting Discount	$	$	$
Proceeds to Us (before expenses)	$	$	$

        We estimate that the total expenses of this offering, excluding the underwriting discount, will be approximately $                  .

        We have agreed to indemnify the underwriters against certain civil liabilities, including liabilities under the Securities Act of 1933, and to contribute to payments the underwriters may be required to make in respect of any such liabilities.

        Our executive officers and certain holders of our outstanding capital stock, who in the aggregate own over 99% of our capital stock outstanding prior to this offering, have agreed with Punk, Ziegel & Company that, for a period of 180 days following the date of this prospectus, they will not offer, sell, assign, transfer, pledge, contract to sell or otherwise dispose of or hedge any shares of our common stock or any securities convertible into or exchangeable for shares of common stock. However, so long as the transferee agrees to be bound by the terms of the lock-up agreement, a director, executive officer or other holder may transfer his or her securities by gift or for estate planning purposes and in some other circumstances. Punk, Ziegel & Company may, in its sole discretion, release all or any portion of the shares from the restrictions in any such agreement at any time without prior notice. We have entered into a similar agreement with the underwriters. Currently, we are not aware of any agreements between Punk, Ziegel & Company and any of our stockholders, option holders or affiliates releasing them from these lock-up agreements prior to the expiration of the 180-day period. In considering any request to release shares subject to a lock-up agreement, Punk, Ziegel & Company will consider the facts and circumstances relating to a request at the time of that request.

        At our request, the underwriters have reserved for sale, at the initial public offering price, up to                        shares of our common stock, or approximately 5% of our common stock being offered by this prospectus, at the discretion of our management, to our employees, suppliers, consultants, friends, family, other business associates and other related persons. The number of shares available for sale to the general public in this offering will be reduced to the extent these persons purchase reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares.

        The underwriters have informed us that they will not confirm sales to accounts over which they exercise authority, without prior written approval of the customer.

        The underwriters may engage in over-allotment, stabilizing transactions, syndicate-covering transactions and passive market making in accordance with Regulation M under the Securities Exchange Act of 1934. Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position. Covered short sales are sales made in an amount not greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters may close out a covered short sale by exercising their over-allotment option or purchasing shares in the open market. Naked short sales are sales made in an amount in excess of the number of shares available under the over-allotment option. The underwriters must close out any naked short sale by purchasing shares in the open market. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Syndicate-covering transactions involve purchases of the shares of common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In passive market making, market makers in the shares of common stock who are underwriters or prospective underwriters may, subject to certain limitations, make bids for or purchases of the shares of common stock until the time, if any, at which a stabilizing bid is made. These stabilizing transactions and syndicate-covering transactions may cause the price of the shares of common stock to be higher than it would otherwise be in the absence of these transactions. These transactions may be commenced and discontinued at any time.

        A prospectus in electronic format will be available on the websites maintained by Punk, Ziegel & Company and WR Hambrecht+Co, underwriters of this offering, and may also be made available on the websites maintained by additional underwriters or selling group members, if any, participating in this offering. The underwriters may agree to allocate a number of shares to selling group members for sale to their online brokerage account holders. Additionally, the underwriters participating in this offering may distribute prospectuses electronically to prospective investors, including prospective investors in the reserved shares. Other than the prospectus in electronic format, the information on these websites is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved or endorsed by us or any underwriter in its capacity as underwriter, and should not be relied upon by investors.

        Prior to this offering, there has been no public market for shares of our common stock. Consequently, the initial public offering price has been determined by negotiations between us and the underwriters. The various factors considered in these negotiations included prevailing market conditions, the market capitalizations and the states of development of other companies that we and the underwriters believed to be comparable to us, estimates of our business potential, our results of operations in recent periods, the present state of our development, and other factors deemed relevant.

LEGAL MATTERS

        The validity of the shares of common stock offered by this prospectus will be passed upon by Goodwin Procter LLP, Boston, Massachusetts. The underwriters have been represented by Morrison & Foerster LLP, New York, New York.

EXPERTS

        The financial statements as of December 31, 2002 and 2003 and for each of the three years in the period ended December 31, 2003 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the Securities and Exchange Commission a registration statement on Form S-1 (File No. 333-115440) under the Securities Act of 1933, as amended, with respect to the shares of common stock we are offering by this prospectus. This prospectus does not contain all of the information included in the registration statement. For further information about us and our common stock, you should refer to the registration statement and the exhibits and schedules filed with the registration statement. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document.

        On the closing of this offering, we will be subject to the information requirements of the Securities Exchange Act of 1934 and will file annual, quarterly and current reports, proxy statements and other information with the SEC. You can read our SEC filings, including the registration statement, over the Internet at the SEC's website at www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facility at 450 Fifth Street, N.W., Washington, D.C. 20549.

        You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

INDEX TO FINANCIAL STATEMENTS

NEUROMetrix, Inc.
Years ended December 31, 2001, 2002 and 2003
and the unaudited three months ended March 31, 2003 and 2004

 Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of
NeuroMetrix, Inc.

        The reverse stock split described in Note 1 to the financial statements has not been consummated at June 21, 2004. When it has been consummated, we will be in a position to furnish the following report:

          "In our opinion, the accompanying balance sheets and the related statements of operations, of changes in redeemable convertible preferred stock and stockholders' deficit and of cash flows present fairly, in all material respects, the financial position of NeuroMetrix, Inc. at December 31, 2002 and 2003, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the accompanying financial statement schedule presents fairly, in all material respects, the information set forth therein when read in conjunction with the related financial statements. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion."

/s/ PricewaterhouseCoopers LLP
Boston, Massachusetts
May 11, 2004

NeuroMetrix, Inc.

Balance Sheets

	December 31,		March 31, 2004
	2002	2003	Actual	As Adjusted
			(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$2,700,659	$1,622,516	$10,900,118
Accounts receivable, net of allowance for doubtful accounts of $200,000, $300,000 and $300,000 at December 31, 2002 and 2003, and March 31, 2004 respectively	830,399	1,851,983	1,971,786
Inventory	862,312	1,078,390	1,311,954
Prepaid expenses and other current assets	183,191	217,165	339,994
Current portion of deferred costs	139,962	115,978	110,091

Total current assets	4,716,523	4,886,032	14,633,943
Restricted cash	1,897,200	1,897,200	1,897,200
Fixed assets, net	350,202	339,224	454,510
Deferred costs	89,081	95,325	93,796

Total assets	$7,053,006	$7,217,781	$17,079,449	$

Liabilities, Redeemable Convertible Preferred Stock and Stockholders' Deficit
Current liabilities:
Accounts payable	$104,984	$434,385	$275,321
Accrued expenses	602,800	937,075	1,084,119
Current portion of long-term debt	7,139	515,236	851,224
Current portion of deferred revenue	277,569	245,447	244,746

Total current liabilities	992,492	2,132,143	2,455,410
Long-term debt	—	2,046,986	1,731,796
Deferred revenue	181,077	211,676	229,031
Other long-term liabilities	123,636	185,454	200,909

Total liabilities	1,297,205	4,576,259	4,617,146

Commitments and contingencies (Note 11)
Warrants for redeemable convertible preferred stock	—	450,100	450,100
Redeemable convertible preferred stock (liquidation preference $55,657,459 and $74,887,693 at December 31, 2003 and March 31, 2004, respectively) (Note 8)	45,684,292	47,693,742	66,622,975
Stockholders' deficit
Common stock, $0.0001 par value; 30,000,000 authorized at December 31, 2002 and 2003 and 37,000,000 authorized at March 31, 2004; 1,036,142, 1,042,990 and 1,042,990 shares issued and outstanding at December 31, 2002 and 2003 and March 31, 2004 respectively	104	104	104
Additional paid-in capital	—	—	—
Subscriptions receivable	(2,143)	(2,143)	(2,143)
Deferred compensation	(66,534)	(598,933)	(634,550)
Accumulated deficit	39,859,918	(44,901,348)	(53,974,183)

Total stockholders' deficit	(39,928,491)	(45,502,320)	(54,610,772)

Total liabilities, warrants for redeemable convertible preferred stock, redeemable convertible preferred stock and stockholders' deficit	$7,053,006	$7,217,781	$17,079,449	$

The accompanying notes are an integral part of these financial statements.

NeuroMetrix, Inc.

Statements of Operations

	Year Ended December 31,			For the Three Months Ended March 31,
	2001	2002	2003	2003	2004
				(Unaudited)
Revenues:
Diagnostic device	$782,592	$722,645	$1,302,306	$286,567	$334,107
Biosensor	2,681,787	3,502,362	7,865,251	1,334,438	2,696,160

Total revenues	3,464,379	4,225,007	9,167,557	1,621,005	3,030,267

Cost of revenues	1,424,287	1,370,159	2,706,539	476,646	827,207

Gross margin	2,040,092	2,854,848	6,461,018	1,144,359	2,203,060

Operating expenses:
Research and development (1)	2,560,961	2,146,060	2,396,772	541,169	650,417
Sales and marketing (1)	5,304,414	2,869,737	4,767,640	1,046,210	1,334,610
General and administrative (1)	3,227,610	2,672,661	2,850,455	597,161	854,540

Total operating expenses	11,092,985	7,688,458	10,014,867	2,184,540	2,839,567

Loss from operations	(9,052,893)	(4,833,610)	(3,553,849)	(1,040,181)	(636,507)

Interest income	388,725	80,322	23,481	9,878	4,924
Interest expense	(53,326)	(40,175)	(136,340)	(10,058)	(148,411)

Net loss	(8,717,494)	(4,793,463)	(3,666,708)	(1,040,361)	(779,994)
Accretion of redeemable convertible preferred stock	(1,756,664)	(1,892,747)	(2,009,450)	(502,361)	(534,422)
Deemed dividend on redeemable convertible preferred stock	—	(6,872,920)	—	—	(787,885)
Beneficial conversion feature associated with redeemable convertible preferred stock				—	(7,050,771)

Net loss attributable to common stockholders	$(10,474,158)	$(13,559,130)	$(5,676,158)	$(1,542,722)	$(9,153,072)

Net loss per common share (basic and diluted)	$(10.47)	$(13.17)	$(5.46)	$(1.49)	$(8.78)

Weighted average shares used to compute basic and diluted net loss per common share	1,000,323	1,029,210	1,038,817	1,037,007	1,042,990
Unaudited pro forma net loss per common share (basic and diluted)			$(0.53)		$(1.03)

Shares used to compute unaudited pro forma basic and diluted net loss per common share			6,802,771		8,861,748

(1)
Non-cash stock-based compensation expense included in these amounts are as follows:

$_$_DATA_CELL,1,1,1

Research and development $_$_DATA_CELL,1,2,1 $8,649 $_$_DATA_CELL,1,3,1 $7,733 $_$_DATA_CELL,1,4,1 $35,125 $_$_DATA_CELL,1,5,1 $3,946 $_$_DATA_CELL,1,6,1 $15,761 $_$_DATA_CELL,2,1,1

Sales and marketing $_$_DATA_CELL,2,2,1 14,751 $_$_DATA_CELL,2,3,1 5,759 $_$_DATA_CELL,2,4,1 36,790 $_$_DATA_CELL,2,5,1 6,651 $_$_DATA_CELL,2,6,1 17,407 $_$_DATA_CELL,3,1,1

General and administrative $_$_DATA_CELL,3,2,1 32,742 $_$_DATA_CELL,3,3,1 36,754 $_$_DATA_CELL,3,4,1 24,535 $_$_DATA_CELL,3,5,1 3,339 $_$_DATA_CELL,3,6,1 11,452 $_$_DATA_CELL,4,1,1

$_$_DATA_CELL,4,2,1

$_$_DATA_CELL,4,3,1

$_$_DATA_CELL,4,4,1

$_$_DATA_CELL,4,5,1

$_$_DATA_CELL,4,6,1

$_$_DATA_CELL,5,1,1

Total non-cash stock-based compensation $_$_DATA_CELL,5,2,1 $56,142 $_$_DATA_CELL,5,3,1 $50,246 $_$_DATA_CELL,5,4,1 $96,450 $_$_DATA_CELL,5,5,1 $13,936 $_$_DATA_CELL,5,6,1 $44,620 $_$_DATA_CELL,6,1,1

$_$_DATA_CELL,6,2,1

$_$_DATA_CELL,6,3,1

$_$_DATA_CELL,6,4,1

$_$_DATA_CELL,6,5,1

$_$_DATA_CELL,6,6,1

$_$_DATA_CELL,7,1,1

The accompanying notes are an integral part of these financial statements.

NeuroMetrix, Inc.
Statements of Changes in Redeemable Convertible Preferred Stock and Stockholders' Deficit
Years Ended December 31, 2001, 2002 and 2003

	Redeemable Convertible Preferred Stock		Common Stock
	Number of Shares	Amount	Number of Shares	Amount	Additional Paid-In Capital	Subscriptions Receivable	Deferred Compensation	Accumulated Deficit	Total
Balance at December 31, 2000	11,720,320	$20,815,632	1,025,584	$103	$—	$(1,018)	$(162,344)	$(15,850,808)	$(16,014,067)
Issuance of common stock upon exercise of stock options	—	—	10,140	1	1,891	(1,125)	—	—	767
Purchase of treasury shares	—	—	(8,296)	(1)	(65)	—	—	—	(66)
Issuance of Series E redeemable convertible preferred stock, net of issuance costs of $77,365	4,444,445	12,422,641	—	—	—	—	—	—	—
Accretion of redeemable convertible preferred stock to redemption	—	1,756,664	—	—	(4,151)	—	—	(1,752,513)	(1,756,664)
Adjustment to deferred compensation associated with terminated employees	—	—	—	—	(24,535)	—	24,535	—	—
Deferred compensation associated with stock options	—	—	—	—	26,860	—	(26,860)	—	—
Amortization of deferred compensation	—	—	—	—	—	—	56,142	—	56,142
Net loss	—	—	—	—	—	—	—	(8,717,494)	(8,717,494)

Balance at December 31, 2001	16,164,765	$34,994,937	1,027,428	$103	$—	$(2,143)	$(108,527)	$(26,320,815)	$(26,431,382)
Issuance of common stock upon exercise of stock options	—	—	9,964	1	11,784	—	—	—	11,785
Purchase of treasury shares	—	—	(1,250)	—	(10)	—	—	—	(10)
Issuance of Series E-1 redeemable preferred stock, net of issuance costs of $76,312	1,333,334	1,923,688	—	—	—	—	—	—	—
Deemed dividend on Series D and E redeemable convertible preferred stock	—	6,872,920	—	—	—	—	—	(6,872,920)	(6,872,920)
Compensation expense associated with stock options	—	—	—	—	21,445	—	—	—	21,445
Accretion of redeemable convertible preferred stock to redemption	—	1,892,747	—	—	(20,027)	—	—	(1,872,720)	(1,892,747)
Adjustment to deferred compensation associated with terminated employees	—	—	—	—	(13,192)	—	13,192	—	—
Amortization of deferred compensation	—	—	—	—	—	—	28,801	—	28,801
Net loss	—	—	—	—	—	—	—	(4,793,463)	(4,793,463)

Balance at December 31, 2002	17,498,099	$45,684,292	1,036,142	$104	$—	$(2,143)	$(66,534)	$(39,859,918)	$(39,928,491)
Issuance of common stock upon exercise of stock options	—	—	8,723	—	5,894	—	—	—	5,894
Purchase of treasury shares	—	—	(1,875)	—	(15)	—	—	—	(15)
Accretion of redeemable convertible preferred stock to redemption	—	2,009,450	—	—	(634,728)	—	—	(1,374,722)	(2,009,450)
Adjustment to deferred compensation associated with terminated employees	—	—	—	—	(2,051)	—	2,051	—	—
Deferred compensation associated with stock options	—	—	—	—	630,900	—	(630,900)	—	—
Amortization of deferred compensation	—	—	—	—	—	—	96,450	—	96,450
Net loss	—	—	—	—	—	—	—	(3,666,708)	(3,666,708)

Balance at December 31, 2003	17,498,099	$47,693,742	1,042,990	$104	$—	$(2,143)	$(598,933)	$(44,901,348)	$(45,502,320)

The accompanying notes are an integral part of these financial statements.

	Redeemable Convertible Preferred Stock		Common Stock
	Number of Shares	Amount	Number of Shares	Amount	Additional Paid-In Capital	Subscriptions Receivable	Deferred Compensation	Accumulated Deficit	Total
Balance at December 31, 2003	17,498,099	$47,693,742	1,042,990	$104	$—	$(2,143)	$(598,933)	$(44,901,348)	$(45,502,320)
Issuance of Series E-I redeemable preferred stock net of issuance costs of $20,000 (unaudited)	7,050,771	10,556,155	—	—	—	—	—	—	—
Deferred compensation associated with stock options (unaudited)	—	—	—	—	80,237	—	(80,237)	—	—
Accretion of redeemable convertible preferred stock to redemption (unaudited)	—	534,422	—	—	(80,237)	—	—	(454,185)	(534,422)
Beneficial conversion feature associated with redeemable convertible preferred stock (unaudited)	—	7,050,771	—	—	—	—	—	(7,050,771)	(7,050,771)
Deemed dividend on Series D redeemable convertible preferred stock (unaudited)	—	787,885	—	—	—	—	—	(787,885)	(787,885)
Amortization of deferred compensation (unaudited)	—	—	—	—	—	—	44,620	—	44,620
Net loss (unaudited)	—	—	—	—	—	—	—	(779,994)	(779,994)

Balance at March 31, 2004 (unaudited)	24,548,870	$66,622,975	1,042,990	$104	$—	$(2,143)	$(634,550)	$(53,974,183)	$(54,610,772)

The accompanying notes are an integral part of these financial statements.

NeuroMetrix, Inc.

Statements of Cash Flows

	Year Ended December 31,			For the Three Months Ended March 31,
	2001	2002	2003	2003	2004
				(Unaudited)
Cash flows for operating activities:
Net loss	$(8,717,494)	$(4,793,463)	$(3,666,708)	$(1,040,361)	$(779,994)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	344,731	261,222	214,589	59,302	46,333
Compensation expense associated with stock options	56,142	50,246	96,450	13,937	44,620
Accrued payments on long-term debt	—	—	12,222	—	27,500
Allowance (recoveries) for doubtful accounts	200,000	(100,000)	100,000	—	—
Loss on disposal of fixed assets	3,728	2,773	—	—	—
Accretion of debt issuance discount				—	37,500
Changes in operating assets and liabilities:
Accounts receivable	(236,354)	(166,253)	(1,121,584)	(170,959)	(119,803)
Inventory	(748,859)	186,470	(216,078)	165,696	(233,564)
Prepaid expenses and other current assets	(39,587)	(32,982)	(33,974)	(29,931)	(122,829)
Other assets	4,503	215	—	—	—
Accounts payable	(208,910)	(237,352)	329,401	28,995	(159,064)
Accrued expenses	(197,506)	222,244	334,275	59,984	147,044
Other long-term liabilities	61,818	61,818	61,818	15,455	15,455
Deferred revenue and costs	15,091	(14,918)	16,217	(7,050)	24,070

Net cash used in operating activities	(9,462,697)	(4,559,980)	(3,873,372)	(904,932)	(1,072,732)

Cash flows for investing activities:
Restricted cash	(1,897,200)	—	—	—	—
Purchases of fixed assets	(280,993)	(29,922)	(203,611)	(58,976)	(161,619)
Proceeds from disposal of fixed assets	18,286	—	—	—	—

Net cash used in investing activities	(2,159,907)	(29,922)	(203,611)	(58,976)	(161,619)

Cash flows from financing activities:
Proceeds from exercise of stock options	700	11,776	5,879	—	—
Proceeds from issuance of redeemable convertible preferred stock	11,672,641	1,923,688	—	—	10,556,155
Proceeds from long-term debt and related warrants	—	—	3,000,100	—	—
Payments on long-term debt	(43,901)	(40,420)	(7,139)	(7,139)	(44,202)

Net cash provided by (used in) financing activities	11,629,440	1,895,044	2,998,840	(7,139)	10,511,953

Net increase (decrease) in cash and cash equivalents	6,836	(2,694,858)	(1,078,143)	(971,047)	9,277,602
Cash and cash equivalents, beginning of year	5,388,681	5,395,517	2,700,659	2,700,659	1,622,516

Cash and cash equivalents, end of year	$5,395,517	$2,700,659	$1,622,516	$1,729,612	$10,900,118

Supplemental disclosure of cash flow information:
Cash paid for interest	$83,326	$40,175	$152,992	$10,058	$81,290
Relative fair value of warrant issued in connection with note payable	$—	$—	$450,100	$—	$—
Accretion of redeemable convertible preferred stock	$1,756,664	$1,892,747	$2,009,450	$502,361	$534,422
Deemed dividend on redeemable convertible preferred stock	$—	$6,872,970	$—	$—	$787,885
Conversion of note payable to redeemable convertible preferred stock	$750,000	$—	$—	$—	$—
Beneficial conversion feature associated with redeemable convertible preferred stock	$—	$—	$—	$—	$7,050,771

The accompanying notes are an integral part of these financial statements.

NeuroMetrix, Inc.

Notes to Financial Statements

1.    Nature of the Business and Basis of Presentation

        NeuroMetrix, Inc. (the "Company"), a Massachusetts corporation, was formed in June 1996 to utilize proprietary or licensed biomedical engineering and neurophysiology technology developed in the Harvard-M.I.T. Division of Health Sciences and Technology. In May 2001, the Company reincorporated in Delaware.

        The Company designs, develops and sells proprietary medical devices used to diagnose neuropathies. Neuropathies are diseases of the peripheral nerves and parts of the spine that frequently are caused by or are associated with diabetes, low back pain and carpal tunnel syndrome, as well as other clinical disorders.

        The Company has been successful in completing several rounds of private equity financing with its last round totaling $10,576,157 during March 2004, which the Company believes will provide sufficient funding for operations through December 31, 2004. However, the Company has incurred substantial losses and negative cash flow from operations in every fiscal period since inception. For the year ended December 31, 2003, the Company incurred a loss from operations of $3,666,708 and negative cash flow from operations of approximately $3,873,372. As of December 31, 2003, the Company had accumulated deficits of approximately $44,901,661. Failure to generate sufficient revenues, raise additional capital or reduce certain discretionary spending could have a material adverse effect on the Company's ability to continue as a going concern and to achieve its business objectives.

Reverse Stock Split

        On June 2, 2004, the Company's Board of Directors approved a 1-for-4 reverse stock split of the Company's issued common stock, subject to stockholder approval, to be effected prior to the Company's proposed initial public offering. On June 18, 2004, the Company's stockholders approved this reverse stock split. Common share and common share-equivalents have been restated to reflect this split for all periods presented.

Unaudited Interim Financial Statements

        The unaudited financial statements as of March 31, 2004 and for the three months ended March 31, 2003 and 2004 have been prepared in accordance with generally accepted accounting principles for interim financial information and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments, consisting only of normal recurring accruals, considered necessary for a fair presentation of the results of these interim periods have been included. The results of operations for the three months ended March 31, 2003 and 2004 are not necessarily indicative of the results that may be expected for the full year.

Unaudited Balance Sheet As Adjusted at March 31, 2004

        The unaudited balance sheet as adjusted as of March 31, 2004 gives effect to (a) the conversion of all outstanding shares of redeemable convertible preferred stock into shares of common stock on the effectiveness of the Company's proposed initial public offering and the satisfaction of the conditions for conversion, as described in Note 8, and (b) the receipt of the net proceeds from the sale of the shares of common stock in the Company's proposed initial public offering.

2.    Summary of Significant Accounting Policies

        Significant accounting policies applied by the Company in the preparation of its financial statements are as follows:

  Cash and Cash Equivalents

        The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. Cash equivalents are classified at cost, plus accrued interest, which approximates fair value. The Company invests excess cash primarily in a money market investment which management believes is subject to minimal credit and market risk.

  Restricted Cash

        At December 31, 2002 and 2003 and March 31, 2004, the Company maintained restricted cash in the amount of $1,897,200 associated with a facility lease. See Note 11.

  Concentration of Credit Risk

        Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash and cash equivalents in bank deposit accounts and trade receivables. The Company has not experienced significant losses related to cash and cash equivalents and trade receivables and does not believe it is exposed to any significant credit risks relating to its cash and cash equivalents and trade receivables.

        The Company distributes its products through its own regional sales managers who lead independent sales agencies. At December 31, 2002 and 2003 and for the years ended December 31, 2001, 2002 and 2003, no single customer accounted for more than 10% of accounts receivable or revenue.

  Inventories

        Inventories, consisting of finished goods and purchased components, are stated at the lower of cost or market. Cost is determined using the first-in, first-out method.

  Fair Value of Financial Instruments

        The carrying amounts of the Company's financial instruments, which include cash and cash equivalents, accounts receivable, accounts payable, accrued expenses, and long-term debt, approximate their fair value at December 31, 2002 and 2003 and March 31, 2004.

        The fair value of the Company's long-term debt is estimated based on quoted market prices for similar issues, or on current rates offered to the Company for debt with similar remaining maturities.

  Revenue Recognition

        The Company recognizes revenue when the following criteria have been met: persuasive evidence of an arrangement exists, delivery has occurred and risk of loss has passed, the seller's price to the buyer is fixed or determinable and collectibility is reasonably assured.

        When multiple elements are contained in a single arrangement, the Company allocates revenue between the elements based on their relative fair value, provided that each element meets the criteria for treatment as a separate unit of accounting. An item is considered a separate unit of accounting if it has value to the customer on a stand-alone basis and there is objective and reliable evidence of the fair value of the undelivered items. Fair value is determined based upon the price charged when the element is sold separately.

        Diagnostic device revenues consist of sales of NC-stat monitors and NC-stat docking stations. Revenues associated with the sale of the NC-stat monitors are recognized upon shipment provided that the fee is fixed and determinable, evidence of a persuasive arrangement exists, collection of receivables is probable, product returns are reasonably estimable and no continuing obligations exist. The sale of a NC-stat docking station and access to the onCall Information System are deferred and recognized on a straight line basis over the estimated period of time the Company provides the service associated with the onCall Information System which is the shorter of the estimated customer relationship period or the estimated useful life of the docking station, currently 3 years. The deferred revenue and costs are presented as separate line items on the accompanying balance sheet.

        Biosensor revenues consist of sales of the disposable NC-stat biosensors. Revenues associated with the sale of the NC-stat disposable biosensors are recognized upon shipment provided that the fee is fixed and determinable, evidence of a persuasive arrangement exists, collection of receivables is probable and product returns are reasonably estimable.

        Software upgrades are delivered through automated processes over data lines and are sold separately. Revenue is recognized upon delivery since no post-delivery obligations exist.

        The Company recognizes revenues associated with any service arrangements including installation, training and warranty over the period of service. The Company determines the fair value of installation and training based on hourly service billing rates and installation hours. The Company determines the fair value of warranties based on extended warranties sold separately.

        Certain product sales are made with a thirty-day right of return. Since the Company can reasonably estimate future returns, the Company recognizes revenues associated with product sales that contain a right of return upon shipment and at the same time reduces revenue by the amount of estimated returns under the provisions of Financial Accounting Standards Board Statement No. 48, Revenue Recognition When Right of Return Exists.

        Proceeds received in advance of product shipment are recorded as deferred revenues. Shipping and handling costs are included in cost of revenues net of amounts invoiced to the customer since the amounts are immaterial for all periods presented. Discounts on list prices are recorded as a reduction of revenues.

  Income Taxes

        The Company uses the liability method of accounting for income taxes. Under the liability method, deferred tax assets and liabilities reflect the impact of temporary differences between amounts of assets and liabilities for financial reporting purposes and such amounts as measured under enacted tax laws. A valuation allowance is required to offset any net deferred tax assets if, based upon the available evidence, it is more likely than not that some or all of the deferred tax asset will not be realized.

  Research and Development Costs

        Cost incurred in the research and development of the Company's products are expensed as incurred. Included in research and development costs are wages, benefits and other operating costs such as facilities, supplies and overhead directly related to the Company's research and development function.

  Product Warranty Costs

        The Company accrues estimated product warranty costs at the time of sale which are included in cost of sales in the statements of operations. The amount of the accrued warranty liability is based on historical information such as past experience, user error, variability in physiology and anatomy of customers' patients, product failure rates, number of units repaired and estimated cost of material and labor. The liability is reviewed for reasonableness at least quarterly.

        The following is a rollforward of the Company's accrued warranty liability for the years ended December 31, 2002 and 2003 and for the three months ended March 31, 2004:

	Balance at Beginning of Period	Accruals for Warranties	Settlements Made	Balance at End of Period
Accrued warranty liability:
2002	$—	$78,341	$(75,630)	$2,711
2003	$2,711	$117,695	$(98,255)	$22,151
Three months ended March 31, 2004 (unaudited)	$22,151	$35,732	$(27,600)	$30,283

  Fixed Assets and Long-Lived Assets

        Fixed assets are recorded at cost and depreciated using the straight-line method over the estimated useful life of each asset. Expenditures for repairs and maintenance are charged to expense as incurred. On disposal, the related assets and accumulated depreciation are eliminated from the accounts and any resulting gain or loss is included in income. Leasehold improvements are amortized over the shorter of the useful life of the improvement or the remaining term of the lease.

        The Company evaluates the recoverability of its fixed assets and other long-lived assets when circumstances indicate that an event of impairment may have occurred in accordance with the provisions of Statement of Financial Accounting Standard ("SFAS") No. 144, Accounting for the Impairment of Disposal of Long-Lived Assets ("SFAS No. 144"). SFAS No. 144 further refines the requirements of SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed of, that companies (1) recognize an impairment loss only if the carrying amount of a long-lived asset is not recoverable based on its undiscounted future cash flows and (2) measure an impairment loss as the difference between the carrying amount and fair value of the asset. In addition, SFAS No. 144 provides guidance on accounting and disclosure issues surrounding long-lived assets to be disposed of by sale. No impairment was required to be recognized for the years ended December 31, 2001, 2002 and 2003.

  Accounting for Stock-Based Compensation

        Employee stock awards granted under the Company's compensation plans are accounted for in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees ("APB 25"), and related interpretations. The Company has not adopted the fair value method of accounting for stock-based compensation. Accordingly, compensation expense is recorded for options issued to employees to the extent that the fair value of the Company's common stock exceeds the exercise price of the option at the date granted and all other criteria for fixed accounting have been met. All stock-based awards granted to non-employees are accounted for at their fair value in accordance with SFAS No. 123, as amended, and EITF Issue No. 96-18, Accounting for Equity Instruments that are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services, under which compensation expense is generally recognized over the vesting period of the award.

        The Company provides the disclosure requirements of SFAS No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure, an amendment of FASB Statement No. 123 ("SFAS No. 148"). If compensation expense for the Company's stock-based compensation plan had been determined based on the fair value at the grant dates as calculated in accordance with SFAS No. 123, the Company's net loss attributable to common stockholders and net loss per common share would approximate the pro forma amounts below:

	Year Ended December 31,			For the Three Months Ended March 31,
	2001	2002	2003	2003	2004
				(Unaudited)
Net loss attributable to common stockholders, as reported	$(10,474,158)	$(13,559,130)	$(5,676,158)	$(1,542,722)	$(9,153,072)
Add employee stock-based compensation expense included in reported net loss attributable to common stockholders	56,142	50,246	96,450	13,936	44,620
Less stock-based compensation expense determined under fair value method	(85,866)	(81,087)	(209,329)	(31,102)	(98,761)

Net loss attributable to common stockholders—pro forma	$(10,503,882)	$(13,589,971)	$(5,789,037)	$(1,559,888)	$(9,207,213)
Net loss per common share (basic and diluted)
As reported	$(10.47)	$(13.17)	$(5.46)	$(1.49)	$(8.78)

Pro forma	$(10.50)	$(13.20)	$(5.57)	$(1.50)	$(8.83)

        The Company has estimated the fair value of its granted stock options by applying a present value approach which does not consider expected volatility of the underlying stock ("minimum value method") using the following weighted average assumptions:

        The Company amortizes employee stock compensation on a straight line basis over the applicable vesting period.

        The Company established the fair value of common stock by reference to the previously issued redeemable convertible preferred stock and by reference to an expected IPO price. The Company expects to complete its offering in 2004 and accordingly the Company has utilized a fair value equal to the expected IPO price per share for all stock option grants and equity transactions made in 2004.

	Year Ended December 31,			Three Months Ended March 31,
	2001	2002	2003	2003	2004
				(Unaudited)
Risk-free interest rate	4.6%	3.9%	3.0%	3.0%	3.1%
Expected dividend yield	—	—	—	—	—
Expected option term	5 years	5 years	5 years	5 years	5 years
Volatility	0.0%	0.0%	0.0%	0.0%	0.0%
Weighted average fair value of options granted	$0.36	$0.40	$5.60	$3.84	$8.07

        Since options vest over several years and additional option grants are expected to be made in future years, the pro forma effects of applying the fair value method may be material to reported net income or loss in future years.

  Net Income (Loss) Per Common Share

        The Company accounts for and discloses net income (loss) per common share in accordance with SFAS No. 128, Earnings Per Share ("SFAS No. 128"). Basic net income (loss) per common share is computed by dividing net income (loss) attributable to common stockholders by the weighted average number of common shares outstanding. Diluted net income per common share is computed by dividing net income attributable to common stockholders by the weighted average number of common shares and dilutive potential common share equivalents then outstanding. Potential common shares consist of shares issuable upon the exercise of stock options and warrants (using the treasury stock method) and the weighted average conversion of the redeemable convertible preferred stock into shares of common stock (using the if-converted method).

        The following potentially dilutive, common share equivalents were excluded from the calculation of diluted net loss per common share because their effect was antidilutive for each of the periods presented:

	Year Ended December 31,			For the Three Months Ended March 31,
	2001	2002	2003	2003	2004
				(Unaudited)
Options	306,586	381,651	450,412	421,589	456,930
Warrants	—	—	100,000	—	100,000
Redeemable convertible preferred stock	4,041,191	5,647,289	5,647,289	5,647,289	7,488,758

        The Company's historical capital structure is not indicative of its capital structure after the proposed initial public offering ("IPO") due to the anticipated conversion of all shares of redeemable convertible preferred stock into shares of common stock concurrent with the closing of the Company's proposed IPO. Accordingly, pro forma net loss per common share is presented for the year ended December 31, 2003 and the three months ended March 31, 2004 in the statements of operations.

        Unaudited pro forma basic and diluted net loss per common share is computed by dividing the net loss attributable to common stockholders adjusted for the elimination of interest expense associated with outstanding debt obligations and for accretion of redeemable convertible preferred stock for the period by the sum of: (1) the pro forma number of common shares outstanding, assuming the conversion of the redeemable convertible preferred stock into shares of the Company's common stock which will occur upon the closing of the Company's proposed IPO, as if such conversion occurred at the date of the original issuance of the shares of redeemable convertible preferred stock and (2) the pro forma number of common shares required to be sold at the offering price per share to retire the outstanding debt obligation from the beginning of the period or the date of the issuance of debt, as applicable. Unaudited pro forma diluted net loss per common share for the year ended December 31, 2003 excludes options to purchase 450,412 shares of common stock and a warrant to purchase 400,000 shares of Series E-1 redeemable convertible preferred stock which is assumed to be converted into a warrant to purchase common stock.

  Redeemable Convertible Preferred Stock

        Redeemable convertible preferred stock is treated as if it is mandatorily redeemable (classified in the mezzanine section of the balance sheet) if it may be redeemed by the holder based on facts and circumstances not in the Company's control. Since there is a specified redemption date, the carrying value is accreted to its redemption value over the term. These adjustments are affected through charges first against retained earnings, then against additional paid-in capital until it is reduced to zero and then to accumulated deficit. See Note 8.

  Other Comprehensive Income (Loss)

        SFAS 130 Reporting Comprehensive Income establishes standards for reporting and displaying comprehensive income and its components in a full set of general-purpose financial statements. For the years ended December 31, 2001, 2002 and 2003, and the three months ended March 31, 2003 and 2004, the Company had no components of comprehensive income or loss.

  Segments

        The Company is in the business of designing, developing and selling propietary medical devices. The Company evaluates its business activities that are regularly reviewed by the Chief Executive Officer for which discrete financial information is available. As a result of this evaluation, the Company determined that it has one operating segment with operations in one geographical location which is the United States.

  Use of Estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  Risks and Uncertainties

        The Company is subject to risks common to companies in the medical device industry, including, but not limited to, development by the Company or its competitors of new technological innovations, dependence on key personnel, reliance on third party manufacturers, protection of proprietary technology, and compliance with regulations of the U.S. Food and Drug Administration.

  Recent Accounting Pronouncements

        In January 2003, the FASB issued FIN No. 46, Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51 ("FIN No. 46"). The primary objectives of FIN No. 46 are to provide guidance on the identification of entities for which control is achieved through means other than through voting rights (variable interest entities) and to determine when and which business enterprise should consolidate the variable interest entities. The new model for consolidation applies to an entity which either (1) the equity investors (if any) do not have a controlling financial interest or (2) the equity investment at risk is insufficient to finance the entity's activities without receiving additional subordinated financial support from the other parties. FIN No. 46 also requires enhanced disclosures for variable interest entities. FIN No. 46 applies immediately to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. The standard as amended by FIN 46R, applies to the first fiscal year or interim period beginning after March 15, 2004 to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. The Company does not expect the adoption of FIN No. 46 to have a material impact on the Company's financial position, results of operations, or cash flows.

        In March 2004, the Emerging Issues Task Force ("EITF") reached a consensus on EITF No. 03-06, Participating Securities and Two-Class Method under FASB Statement No. 128, Earning per Share. EITF No. 03-06 addresses a number of questions regarding the computation of earnings per share ("EPS") by companies that have issued securities other than common stock that contractually entitle the holder to participate in dividends and earnings of the company when, and if, it declares dividends on its common stock. The issue also provides further guidance in applying the two-class method of calculating EPS. It clarifies what constitutes a participating security and how to apply the two class method of computing EPS once it is determined that a security is participating, including how to allocate undistributed earnings to such a security. The consensuses reached on EITF No. 03-06 is effective for fiscal periods beginning after March 31, 2004. Prior period earnings per share amounts will be restated to conform to the consensuses to ensure comparability year over year. The Company is still evaluating the impact, if any, the adoption of EITF No. 03-06 would have on its results of operations or financial condition.

3.    Inventories

        At December 31, 2002 and 2003, and March 31, 2004, inventory consists of the following:

	December 31,
			March 31, 2004
	2002	2003
			(Unaudited)
Purchased components	$202,118	$238,757	$299,019
Finished goods	660,194	839,633	1,012,935

Total inventories	$862,312	$1,078,390	$1,311,954

4.    Fixed Assets

      Fixed assets consist of the following:

		December 31,
	Estimated Useful Life (Years)			March 31, 2004
		2002	2003
				(Unaudited)
Computer and laboratory equipment	3	$791,037	$847,027	$890,910
Furniture and equipment	3	185,545	186,664	186,664
Production equipment	7	291,835	352,814	544,073
Construction in progress	—	7,546	81,069	7,546
Leasehold improvements	*	7,443	19,443	19,443

		1,283,406	1,487,017	1,648,636
Less: accumulated depreciation		(933,204)	(1,147,793)	(1,194,126)

		$350,202	$339,224	$454,510

*
Lesser of life of lease or useful life

        Depreciation expense and amortization relating to leasehold improvements was $296,433, $261,222, $214,589 and $46,333 for the years ended December 31, 2001, 2002 and 2003 and the three months ended March 31, 2004, respectively.

5.    Accrued Expenses

        Accrued expenses consist of the following:

	December 31,
			March 31, 2004
	2002	2003
			(Unaudited)
Compensation	$188,540	$492,481	$474,164
Licenses	25,000	100,000	150,000
Professional services	123,826	79,866	142,022
Other	265,434	264,728	317,933

	$602,800	$937,075	$1,084,119

6.    Long-Term Debt

      In March 1999, the Company obtained a commitment from a bank for a $300,000 equipment term loan facility (the "Equipment Line"). On February 28, 2000, the bank increased the Equipment Line to $400,000 and extended the maturity date to February 27, 2003. Advances under the Equipment Line were available through July 27, 2000 and are repayable in 30 equal monthly installments. Borrowings outstanding under the Equipment Line bear interest at the bank's prime rate, plus 0.75% and are collateralized by substantially all assets of the Company. Under the terms of the agreement, the Company is required to comply with certain covenant requirements and to maintain certain financial ratios. In February 2003, the Equipment Line was paid in full.

        On May 21, 2003, the Company entered into an agreement with Lighthouse Capital Partners IV, L.P. (Lighthouse) to establish a line of credit for $3,000,000 ("Line of Credit"). The Company had the ability to draw down amounts under the Line of Credit through December 31, 2003 upon adherence to certain conditions. All borrowings under the Line of Credit are collateralized by the assets financed. Borrowings bear interest at nominal rate of 11% per annum. Under the terms of the Line of Credit, the Company must repay each advance, plus outstanding interest, in equal monthly installments beginning approximately six months after the date of the advance and continuing for a period of 30 months, or until the full amount of the principal is repaid. Upon the final maturity date or the earlier prepayment of each advance, the Company is required to pay, in addition to the paid principal and interest, an additional amount equal to 11% of the original principal, or $330,000. This additional amount is being accreted over the applicable borrowing period as additional interest expense.

        In connection with the Line of Credit, the Company issued Lighthouse a warrant to purchase up to 400,000 shares of Series E-1 preferred stock at an exercise price of $1.50 per share, for a term of seven years. The relative fair value of the warrants was calculated using the Black-Scholes option pricing model with the following assumptions: 90% volatility, risk-free interest rate of 3.84%, no dividend yield, and a seven-year term. The relative fair value of these warrants is estimated to be $450,100 which was recorded in the mezzanine section of the accompanying balance sheet since the warrant is exercisable for a redeemable security. Accordingly, the discount on the long-term debt of $450,100 is being accreted over the repayment term of 36 months as additional interest expense. The effective interest rate on the long-term debt issued by Lighthouse is 22.45% per annum.

        As of December 31, 2003, future cash payments under the long-term debt arrangements are as follows:

2004	$949,043
2005	1,365,480
2006	1,213,760
Final payment	12,222

3,540,505
Less: amounts representing interest	528,183
Less: discount associated with warrant	450,100
Less: current portion	515,236

$2,046,986

7.    Note Payable to Shareholder

      The note payable to shareholder consists of a $750,000 convertible note issued on June 30, 2000 to one shareholder of the Company. The note bears interest at 8% and all principal and accrued interest was payable in full on March 31, 2001. In February 2001, the aggregate of the outstanding principal of the note was converted into 266,665 fully paid and nonassessable shares of the Company's Series E redeemable convertible preferred stock at a conversion price of $2.81 per share. The Company made a cash payment of $39,616 in interest upon conversion of the note payable.

8.    Redeemable Convertible Preferred Stock

        As of December 31, 2003, the Company has 21,164,763 authorized shares of preferred stock, of which 875,000 shares are designated as Series A redeemable convertible preferred stock ("Series A preferred stock"), 625,000 shares are designated as Series B redeemable convertible preferred stock ("Series B preferred stock"), 3,998,100 shares are designated as Series C redeemable convertible preferred stock ("Series C preferred stock"), of which 2,850,000 shares are designated as Series C-1 redeemable convertible preferred stock ("Series C-1 preferred stock") and 1,148,100 shares were designated as Series C-2 non-voting redeemable convertible preferred stock ("Series C-2 preferred stock"), 6,222,220 shares are designated as Series D redeemable convertible preferred stock ("Series D preferred stock"), 7,111,110 shares are designated as Series E redeemable convertible preferred stock ("Series E preferred stock") and 2,333,333 shares are designated as Series E-1 redeemable convertible preferred stock ("Series E-1 preferred stock") (collectively, the "redeemable convertible preferred stock").

        The Company's redeemable convertible preferred stock, $0.001 par value, consists of the following as of December 31, 2002, 2003 and March 31, 2004 (unaudited):

	2002	2003	March 31, 2004
			(Unaudited)
Series A redeemable convertible preferred stock; 875,000 shares authorized, issued and outstanding (liquidation preference of $2,126,250 at December 31, 2003 and $2,187,500 at March 31, 2004)	$291,894	$305,894	$309,394
Series B redeemable convertible preferred stock; 625,000 shares authorized, issued and outstanding (liquidation preference of $1,518,750 at December 31, 2003 and $1,562,500 at March 31, 2004)	256,806	266,806	269,306
Series C-1 redeemable convertible preferred stock; 2,850,000 shares authorized, issued and outstanding (liquidation preference of $6,925,500 at December 31, 2003 and $7,125,000 at March 31, 2004)	3,678,565	3,849,556	3,892,304
Series C-2 nonvoting redeemable convertible preferred stock; 1,148,100 shares authorized, issued and outstanding (liquidation preference of $2,789,883 at December 31, 2003 and $2,870,250 at March 31, 2004)	1,482,161	1,551,056	1,568,280
Series D redeemable convertible preferred stock; 6,222,220 shares authorized, issued and outstanding (liquidation preference of $18,807,085 at December 31, 2003 and $19,348,850 at March 31, 2004)	18,936,905	19,776,905	20,774,788
Series E redeemable convertible preferred stock; 7,111,110 shares authorized, 4,444,445 issued and outstanding (liquidation preference of $20,249,989 at December 31, 2003 and $20,833,323 at March 31, 2004)	19,109,506	19,869,633	20,059,665
Series E-1 redeemable convertible preferred stock; 2,333,333 and 8,784,200 shares authorized at December 31, 2003 and March 31, 2004, 1,333,334 and 8,384,105 issued and outstanding at December 31, 2003 and March 31, 2004, respectively (liquidation preference of $3,240,002 at December 31, 2003 and $20,960,263 at March 31, 2004)	1,928,455	2,073,892	19,749,238

	$45,684,292	$47,693,742	$66,622,975

        In February 2001, the Company sold 4,444,445 shares of Series E preferred stock, at a price of $2.8125 per share, resulting in gross proceeds of approximately $12,500,000.

        In December 2002, the Company sold 1,333,334 shares of Series E-1 preferred stock at a price of $1.50 per share, resulting in gross proceeds of approximately $2,000,000.

        As a result of the December 2002 Series E-1 preferred stock financing and the anti-dilution provisions associated with the Series D and Series E preferred stock, the Company recorded a charge in the form of a deemed dividend of $6,872,920 in the year ended December 31, 2002. This charge resulted from an adjustment to the conversion prices as a result of anti-dilution protection associated with the Series D and Series E preferred stock, described above.

        In March 2004, the Company sold 7,050,771 shares of Series E-1 preferred stock at a price of $1.50 per share, resulting in gross proceeds of $10,576,157. The conversion rate associated with Series E-1 preferred stock results in a 1-for-4 exchange or a conversion price of $6.00 per share. The

Series E-1 preferred stock contains a beneficial conversion feature as the estimated fair value of the Company's common stock is in excess of the $1.50 per share conversion price. Accordingly, the Company recorded a charge of $7,050,771 as a beneficial conversion feature in March 2004. Also, as a result of this Series E-1 preferred stock financing and the anti-dilution provisions associated with the Series D preferred stock, the Company recorded a charge in the form of a deemed dividend of $787,885 in March 2004. This charge resulted from an adjustment to the conversion price as a result of anti-dilution protection associated with the Series D preferred stock.

        As of December 31, 2003, the rights, preferences, and privileges of the Company's redeemable convertible preferred stock are listed below:

  Conversion

        Each share of redeemable convertible preferred stock is convertible, at the option of the holder, into common stock of the Company. The conversion rate is adjusted for antidilution provisions. At December 31, 2003, the conversion rate for Series A, B, C-1, C-2 and E-1 preferred stock would result in a 1-for-4 exchange. At December 31, 2003, the conversion rate for Series D preferred stock would result in a 1-for-3.2158 exchange. At December 31, 2003, the conversion rate for Series E preferred stock would result in a 1-for-2.1333 exchange. Each share of the redeemable convertible preferred stock will automatically convert into common stock upon the closing of an initial public offering of the Company's common stock from which aggregate net proceeds to the Company exceed $25,000,000 and in which the per share price is not less than $6.00. Additionally, at any time, the holders of a majority of the outstanding shares of each series of redeemable convertible preferred stock may elect to convert all of the shares of such series into common stock.

  Dividends

        The redeemable convertible preferred stockholders are entitled to receive cumulative dividends, when and if declared by the Company's Board of Directors, at an annual rate of $0.016 per share for the Series A and Series B preferred stock, $0.06 per share for the Series C-1 and Series C-2 preferred stock, $0.135 per share for the Series D preferred stock, $0.16875 per share for the Series E preferred stock, and $0.09 per share for the Series E-1 preferred stock.

  Voting Rights

        The redeemable convertible preferred stockholders, except for Series C-2 preferred stockholders, generally vote together with all other classes and series of stock as a single class on all matters and are entitled to a number of votes equal to the number of shares of common stock into which each share of such stock is convertible. With respect to the number of directors, the holders of the Series A preferred stock and Series B preferred stock are entitled to elect one director voting together as a single class, holders of Series C preferred stock and Series D preferred stock, each voting as a separate class, are entitled to elect one director of the Company for each class. The holders of the Series E preferred stock and Series E-1 preferred stock are entitled to elect one director voting together as a single class.

  Liquidation Preferences

        In the event of liquidation, dissolution, merger, sale or winding-up of the Company, the holders of the Series A, Series B, Series C-1, Series C-2, Series D, Series E, and Series E-1 preferred stock are entitled to receive the greater of (i) prior to and in preference to the holders of common stock, an amount equal to $0.2285714, $0.32, $1.00, $1.00, $2.25, $2.8125 and $1.50 per share (subject to certain antidilutive adjustments), respectively, plus any accrued but unpaid dividends, or (ii) such amount per share as would have been payable had each such share been converted into common stock immediately prior to such liquidation, dissolution, merger, sale or winding-up of the Company. Upon liquidation, dissolution or winding-up of the Company, common stock ranks junior to the Series A and B preferred stock which ranks junior to the Series C-1 and Series C-2 preferred stock which ranks junior to the Series D preferred stock which ranks junior to the Series E and E-1 preferred stock.

  Redemption

        Each holder of redeemable convertible preferred stock may require the Company to redeem in December 2005, 2006 and 2007, each a Mandatory Redemption Date, up to the percentage of Series A, Series B, Series C-1 and Series C-2, Series D, Series E and Series E-1 preferred stock held by such holder, as listed in the following table, at a price per share equal to $0.2285714, $0.32, $1.00, $1.00, $2.25, $2.8125 and $1.50 per share (subject to certain anti-dilution adjustments), respectively, plus all accrued but unpaid dividends, whether or not declared.

Mandatory Redemption Date	Maximum Portion of Shares of Preferred Stock to be Redeemed
December 2005	33%
December 2006	67%
December 2007	100%

        The Company initially recorded redeemable convertible preferred stock at fair value at the date of issuance. Where the carrying amount of the redeemable convertible preferred stock was less than the redemption amount, the carrying amount is increased by periodic accretion so that the carrying amount would equal the redemption amount at the first available redemption date. The carrying amount is further periodically increased by amounts representing the accrued but unpaid dividends. Accretion of the Company's redeemable convertible preferred stock during the years ended December 31, 2001, 2002 and 2003 and for the three months ended March 31, 2004, was as follows:

	December 31,			March 31,
	2001	2002	2003	2004
Accretion of Series A preferred stock	$14,000	$14,000	$14,000	$3,500
Accretion of Series B preferred stock	10,000	10,000	10,000	2,500
Accretion of Series C-1 preferred stock	171,000	171,000	171,000	42,750
Accretion of Series C-2 preferred stock	68,886	68,886	68,886	17,221
Accretion of Series D preferred stock	840,000	840,000	840,000	210,000
Accretion of Series E preferred stock	652,778	784,094	760,127	190,032
Accretion of Series E-1 preferred stock	—	4,767	145,437	68,419

	$1,756,664	$1,892,747	$2,009,450	$534,422

9.    Common Stock and Stock Option Plans

        As of December 31, 2003, the Company had 30,000,000 shares of common stock authorized and 1,042,990 shares issued and outstanding. As of December 31, 2003, the Company has reserved 5,647,289 shares of common stock for issuance to redeemable convertible preferred stockholders upon the conversion of the redeemable convertible preferred stock and 100,000 shares of common stock for issuance upon the conversion of 400,000 shares of Series E-1 preferred stock issuable upon exercise of a warrant. In addition, the Company has reserved 437,912 shares of common stock for future issuance upon exercise of common stock options.

        Each share of common stock entitles the holder to one vote on all matters submitted to a vote of the Company's stockholders. Common stockholders are not entitled to receive dividends unless declared by the Board of Directors. Any such dividends would be subject to the preferential dividend rights of the preferred stockholders.

        During 1996, the Company's Board of Directors adopted the 1996 Stock Incentive Plan (the "1996 Stock Plan"). The 1996 Stock Plan provides for the granting of incentive and non-qualified stock options and stock bonus awards to officers, directors and employees of the Company. The maximum number of options that may be issued pursuant to the 1996 Stock Plan is 156,250. If any options granted under the 1996 Stock Plan are forfeited, such shares are not available for future grant.

        During 1998, the Company adopted the 1998 Equity Incentive Plan (the "1998 Stock Plan"). The 1998 Stock Plan also provides for granting of incentive and nonqualified stock option and stock bonus awards to officers, consultants and employees of the Company. The maximum number of options that may be issued under the 1998 Stock Plan is 643,750.

        The exercise price of each stock option issued under the 1996 and 1998 Stock Plans shall be specified by the Board of Directors at the time of grant. However, incentive stock options may not be granted at less than the fair market value of the Company's common stock as determined by the Board of Directors at the date of grant or for a term in excess of 10 years. For holders of more than 10% of the Company's total combined voting power of all classes of stock, incentive stock options may not be granted at less than 110% of the fair market value of the Company's common stock at the date of grant and for a term not to exceed five years. All options granted under the 1996 and 1998 Stock Plans become exercisable at such time as the Board of Directors specifies and expire 10 years from the date of grant.

        A summary of activity under the Company's 1996 and 1998 Stock Plans for the years ended December 31, 2001, 2002 and 2003 is presented below:

	Number of Shares	Exercise Price Range	Weighted Average Exercise Price
Stock Option Awards
Outstanding at December 31, 2000	325,224	$0.008-1.350	$0.9806
Granted at fair value	79,020	1.350-2.250	1.7540
Exercised	(10,140)	0.008-1.350	0.1862
Forfeited	(87,518)	0.008-2.250	1.0988

Outstanding at December 31, 2001	306,586	0.008-2.250	1.1725
Granted at fair value	143,250	2.250	2.2500
Exercised	(9,964)	0.008-1.350	1.1817
Forfeited	(58,221)	0.900-2.250	1.5020

Outstanding at December 31, 2002	381,651	0.008-2.250	1.5264
Granted at fair value	120,215	2.250	2.2500
Exercised	(8,723)	0.008-1.350	0.6738
Forfeited	(42,731)	0.900-2.250	1.3952

Outstanding at December 31, 2003	450,412	$0.200-2.250	1.7485
Granted at fair value (unaudited)	12,000	2.250	2.2500
Exercised (unaudited)	—	—	—
Forfeited (unaudited)	(5,482)	0.900-2.250	1.2199

Outstanding at March 31, 2004 (unaudited)	456,930	$0.200-2.250	$1.7680

        The following table summarizes information about stock options outstanding at December 31, 2003 and March 31, 2004:

				March 31, 2004
	December 31, 2003
				(Unaudited)
Weighted Average Exercise Price	Number of Options Outstanding	Weighted average remaining contractual life (years)	Number of Options Exercisable	Number of Options Outstanding	Weighted average remaining contractual life (years)	Number of Options Exercisable
$0.20	12,500	3.9	12,500	12,500	2.68	12,500
$0.40	46,093	4.7	46,093	46,093	4.46	46,093
$0.90	27,525	5.6	27,525	25,025	5.40	25,025
$1.35	76,579	6.6	69,927	74,444	6.41	70,650
$1.69	10,625	7.2	7,537	10,000	6.90	7,708
$2.25	277,090	8.9	64,043	288,868	8.67	86,918

	450,412		227,625	456,930		248,894

        The Company recorded deferred compensation of $26,860, $0, $630,900 and $80,237, in the years ended December 31, 2001, 2002 and 2003 and the three months ended March 31, 2004, respectively, related to stock option grants. The deferred compensation represents the difference between the estimated fair value of common stock on the date of grant and the exercise price associated with the stock options. The deferred compensation is amortized to operations over the vesting period of the related stock options for which the Company recorded compensation expense for the years ended December 31, 2001, 2002 and 2003 and the three months ended March 31, 2004 of $56,142, $28,801, $96,450 and $44,620, respectively. Additionally, the Company recorded $21,445 of compensation expense in the year ended December 31, 2002 associated with the modification of certain stock options.

        Unamortized deferred compensation on forfeited options is reversed through additional paid-in capital.

10.    Income Taxes

        The Company's deferred tax assets consist of the following:

	December 31,
	2002	2003
Deferred tax asset:
Net operating loss carryforwards	$10,172,162	$11,485,743
Research and development credit carryforwards	369,169	455,640
Accrued expenses	381,070	477,756
Other	73,606	30,339

Total gross deferred tax asset	10,996,007	12,449,478
Valuation allowance	10,996,007	(12,449,478)

Net deferred tax asset	$—	$—

        The Company's effective income tax rate differs from the statutory federal income tax rate as follows for the years ended December 31, 2001, 2002 and 2003:

	Year Ended December 31,
	2001	2002	2003
Federal tax benefit rate	(34.0)%	(34.0)%	(34.0)%
State tax benefit, net of federal benefit	(6.4)	(6.3)	(5.5)
Permanent items	0.5	0.5	1.3
Federal research and development credits	(0.4)	(1.2)	(1.5)
Valuation allowance	40.3	41.0	39.7

Effective income tax rate	0.0%	0.0%	0.0%

        As of December 31, 2003, the Company has federal and state net operating loss ("NOL") of approximately $28,627,000 and $27,953,000 respectively, as well as federal and state research and development credits of approximately $302,000 and $226,000 respectively, which may be available to reduce future taxable income and taxes. Federal NOLs and research and development credits begin to expire in 2011 and state NOLs began to expire in 2003. As required by SFAS 109, the Company has evaluated the positive and negative evidence bearing upon the realizability of its deferred tax assets, which are comprised principally of NOLs. Management has determined that it is more likely than not that the Company will not recognize the benefits of federal and state deferred tax assets and, as a result, a valuation allowance of $10,996,007 and $12,449,478 has been established at December 31, 2002 and 2003, respectively.

        Ownership changes, as defined in the Internal Revenue Code, may have limited the amount of net operating loss carryforwards that can be utilized annually to offset future taxable income. Subsequent ownership changes could further affect the limitation in future years.

11.    Commitments and Contingencies

  Operating Leases

        In September 2000, the Company entered into a noncancelable operating lease, commencing January 1, 2001, for new office and laboratory space. The lease expires on March 31, 2009.

        Future minimum lease payments under noncancelable operating leases as of December 31, 2003 are as follows:

2004	$810,000
2005	930,000
2006	930,000
2007	930,000
2008	930,000
Thereafter	232,500

Total minimum lease payments	$4,762,500

        Total rent expense was $915,598, $810,000 and $810,000 for the years ended December 31, 2001, 2002 and 2003. The Company records rent expense on this lease on a straight line basis over the term. Accordingly, the Company has recorded a liability at December 31, 2002 and 2003 of $123,636 and $185,454 on the accompanying balance sheet.

  Restricted Time Deposit

        In connection with the Company's lease entered into with term beginning January 1, 2001, the Company is required to maintain, for the benefit of the lessor, an irrevocable standby letter of credit stating the lessor as the beneficiary in the amount of $1,860,000 over the term of the lease, which is secured by a certificate of deposit in an amount equal to 102% of the letter of credit as security. The certificate of deposit is renewable in 30-day increments. At December 31, 2002 and 2003, the Company has $1,897,200 recorded as restricted cash associated with this lease on the accompanying balance sheet.

  Royalty Agreements

        In June 1996, the Company entered into a license agreement with the Massachusetts Institute of Technology, ("M.I.T."), a related party, last amended on February 25, 1998, under which the Company obtained an exclusive right to use certain technology through the term of the licensor's patent rights on such technology. In exchange, the Company is required to pay royalties of 2.15% of net sales of products incorporating the licensed technology. In addition, the Company is required to pay royalties ranging from 25% to 50% of payments received from sublicensees, depending on the degree to which the licensor's technology was incorporated into the products sublicensed by the Company. Through the year ended December 31, 2003, the Company has not incorporated this licensed technology into its products and therefore, no amounts have been accrued as being owed.

        In addition, the Company is obligated to pay M.I.T. annual license maintenance fees totaling $5,000 for the year ended December 31, 1998, $10,000 for each of the years ended December 31, 1999 and 2000, $25,000 for each of the years ended December 31, 2001 and 2002, and $75,000 for the year ended December 31, 2003 and each year thereafter, if certain minimum net sales requirements are not met. These payments can be used to offset future royalties payable under the agreement. Under the amended agreement, the Company has a right to terminate the agreement at anytime upon six months' written notice. The Company has recorded royalty expense totaling $25,000 for each of the years ended December 31, 2001 and 2002 and $75,000 for the year ended December 31, 2003 and has $25,000 and $100,000 recorded in accrued expenses at December 31, 2002 and 2003, respectively, relating to this license agreement. At December 31, 2001, 2002 and 2003, M.I.T. owned approximately 9.4%, 9.3% and 9.3%, respectively, of the Company's common stock outstanding and 5.4%, 5.6% and 5.6%, respectively, of the Company's redeemable convertible preferred stock outstanding.

        In February 1999, the Company entered into another license agreement with an unrelated third party under which the Company obtained the right to use certain proprietary technology of this third party. This technology is used in the manufacture of our NC-stat biosensors. The term of this agreement is perpetual, subject to rights of termination. In exchange, the Company is required to pay the licensor $50,000 annually for the first three years of the agreement. In subsequent years, the Company is required to pay $10,000 annually as long as it continues to use the licensed technology. Under this agreement, the Company has a right to terminate the agreement upon written notice not later than 30 days prior to the anniversary date. During the year ended December 31, 2001 the Company paid and recorded as cost of revenues $50,000 associated with this license. During each of the years ended December 31, 2002 and 2003, $10,000 was paid and recorded as cost of revenues.

        In November 2002, the FASB issued FIN No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an interpretation of FASB Statements No. 5, 57, and 107 and rescission of FASB Interpretation No. 34. The Interpretation requires additional disclosures to be made by a guarantor in its annual financial statements about its obligations under certain guarantees it has issued. The accounting requirements for the initial recognition of guarantees are applicable on a prospective basis for guarantees issued or modified after December 31, 2002. The adoption of FIN No. 45 did not have a material effect on the Company's financial statements.

        The Company is also a party to a number of agreements entered into in the ordinary course of business, which contain typical provisions, which obligate the Company to indemnify the other parties to such agreements upon the occurrence of certain events. Such indemnification obligations are usually in effect from the date of execution of the applicable agreement for a period equal to the applicable statute of limitations. The aggregate maximum potential future liability of the Company under such indemnification provisions is uncertain. Since its inception, the Company has not incurred any expenses as a result of such indemnification provisions. Accordingly, the Company has determined that the estimated aggregate fair value of its potential liabilities under such indemnification provisions is minimal and has not recorded any liability related to such indemnification provisions as of December 31, 2003.

12.    Retirement Plan

        The Company established a 401(k) defined contribution savings plan for its employees who meet certain service period and age requirements. Contributions are permitted up to the maximum allowed under the Internal Revenue Code of each covered employee's salary. The savings plan permits the Company to contribute at its discretion. For the years ended December 31, 2001, 2002 and 2003 and the three months ended March 31, 2004, the Company made no contributions to the plan.

13.    Subsequent Event (Unaudited)

        Between April 1, 2004 and June 21, 2004, the Company granted options to certain employees and directors to purchase 606,725 shares of common stock at an average exercise price of $5.64 per share, including options to purchase 519,500 shares with an initial exercise price of $6.00 per share, provided that if the Company closes an initial public offering of its common stock on or before December 31, 2004 in which the offering price per share is greater than $6.00 per share, then the exercise price per share will be automatically increased to equal the per share offering price of the common stock in that initial public offering.

                Shares

NEUROMETRIX, INC.

Common Stock

PROSPECTUS

                        , 2004

PUNK, ZIEGEL & COMPANY

WR HAMBRECHT+CO

Until                        (the 25th day after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution

        The following table sets forth the estimated expenses (excluding the underwriting discount) expected to be incurred in connection with the issuance and distribution of the common stock registered hereby:

Nature of Expense	Amount
SEC Registration Fee		$4,372
National Association of Securities Dealers, Inc.—filing fee		$3,950
Nasdaq National Market Listing Fee		*
Accounting Fees and Expenses		*
Legal Fees and Expenses		*
Printing Expenses		*
Blue Sky Qualification Fees and Expenses		*
Transfer Agent's Fee		*
Miscellaneous		*
TOTAL	$	*

The amounts set forth above, except for the SEC registration fee and the NASD filing fee, are estimated.

*
To be completed by amendment.

Item 14.    Indemnification of Directors and Officers

        Section 145 of the General Corporation Law of the State of Delaware provides that a corporation has the power to indemnify a director, officer, employee, or agent of the corporation and certain other persons serving at the request of the corporation in related capacities against expenses (including attorneys' fees), judgments, fines and amounts paid in settlements actually and reasonably incurred by the person in connection with an action, suit or proceeding to which he is or is threatened to be made a party by reason of such position, if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful, except that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

        As permitted by the Delaware General Corporation Law, our Third Amended and Restated Certificate of Incorporation, or certificate of incorporation, includes a provision that eliminates the personal liability of our directors for monetary damages for breach of fiduciary duty as a director, except for liability (1) for any breach of the director's duty of loyalty to us or our stockholders, (2) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (3) under section 174 of the Delaware General Corporation Law (regarding unlawful dividends and stock purchases) or (4) for any transaction from which the director derived an improper personal benefit.

        As permitted by the Delaware General Corporation Law, our Second Amended and Restated by-laws, or by-laws, provide that (1) we are required to indemnify our directors and officers to the fullest extent permitted by the Delaware General Corporation Law, subject to certain very limited exceptions, (2) we may indemnify other employees as set forth in the Delaware General Corporation Law, (3) we are required to advance expenses, as incurred, to our directors and executive officers in connection with a legal proceeding to the fullest extent permitted by the Delaware General Corporation Law, subject to certain very limited exceptions and (4) the rights conferred in our by-laws are not exclusive.

        We have entered into indemnification agreements with each of our directors to give such directors additional contractual assurances regarding the scope of the indemnification set forth in our certificate of incorporation and to provide additional procedural protections. We also intend to enter into indemnification agreements with any new directors in the future. At present, there is no pending litigation or proceeding involving any of our directors, officers or employees with respect to which we may have indemnification obligations.

        The indemnification provisions in our certificate of incorporation, by-laws and the indemnification agreements entered into between us and each of our directors and executive officers may be sufficiently broad to permit indemnification of our directors and executive officers for liabilities arising under the Securities Act of 1933.

        We have obtained liability insurance for our officers and directors.

Item 15.    Recent Sales of Unregistered Securities

        Set forth below is information regarding shares of capital stock issued, warrants issued and options granted, by us within the past three years. Also included is the consideration, if any, received by us for such shares, warrants and options and information relating to the section of the Securities Act, or rules of the SEC under which exemption from registration was claimed. All share numbers below have been adjusted to reflect a planned one-for-four reverse stock split of our common stock prior to the effectiveness of this offering. Certain of the transactions described below involved directors, officers and five percent stockholders. See "Certain Relationships and Related Party Transactions."

        No underwriters were involved in the following sales of securities. The securities described in paragraphs (a)(i)-(iii) and (b) below were issued to U.S. investors in reliance upon exemptions from the registration provisions of the Securities Act set forth in Section 4(2) thereof relative to sales by an issuer not involving any public offering, to the extent an exemption from such registration was required. All purchasers of shares of our preferred stock described below represented to us in connection with their purchase that they were accredited investors and were acquiring the shares for investment and not distribution, that they could bear the risks of the investment and could hold the securities for an indefinite period of time. The purchasers received written disclosures that the securities had not been registered under the Securities Act and that any resale must be made pursuant to a registration or an available exemption from registration. The issuance of stock options and the common stock issuable upon the exercise of stock options as described in paragraphs (a)(iv) and (c) below were issued pursuant to written compensatory benefit plans or arrangements with our employees, directors and consultants, in reliance on the exemption provided by Rule 701 promulgated under the Securities Act, as well as Section 4(2) of the Securities Act.

  (a)    Issuances of Capital Stock

  (i)
  In February 2001, we issued an aggregate of 4,444,445 shares of our Series E Preferred Stock for an aggregate purchase price of $12,500,002, or $2.8125 per share, to the following existing stockholders:

Name of Stockholder	Shares of Series E Preferred Stock
Massachusetts Institute of Technology	355,555
Harris & Harris Group, Inc.	266,665
Whitney Strategic Partners III, L.P.	50,195
J.H. Whitney III, L.P.	2,083,140
Delphi Ventures IV, L.P.	435,465
Delphi BioInvestments IV, L.P.	8,980
Commonwealth Capital Ventures II L.P.	338,805
CCV II Associates L.P.	16,750
BancBoston Ventures Inc.	888,890
  (ii)
  In December 2002, we issued an aggregate of 1,333,334 shares of our Series E-1 Preferred Stock for an aggregate purchase price of $2,000,001, or $1.50 per share, to the following existing stockholders:

Name of Stockholder	Shares of Series E-1 Preferred Stock
Massachusetts Institute of Technology	102,142
Harris & Harris Group, Inc.	235,521
Whitney Strategic Partners III, L.P.	13,034
J.H. Whitney III, L.P.	540,914
Delphi Ventures IV, L.P.	175,935
Delphi BioInvestments IV, L.P.	3,627
Commonwealth Capital Ventures II L.P.	95,818
CCV II Associates L.P.	4,737
BancBoston Ventures Inc.	161,606
  (iii)
  In March 2004, we issued an aggregate of 7,050,771 shares of our Series E-1 Preferred Stock for an aggregate purchase price of $10,576,157, or $1.50 per share, to the following existing stockholders and affiliates of existing stockholders:

Name of Stockholder	Shares of Series E-1 Preferred Stock
Massachusetts Institute of Technology	500,251
Harris & Harris Group, Inc.	1,166,666
Whitney Strategic Partners III, L.P.	73,725
J.H. Whitney III, L.P.	3,059,607
Whitney & Co., LLC	383,858
Delphi Ventures IV, L.P.	326,599
Delphi BioInvestments IV, L.P.	6,733
Commonwealth Capital Ventures II L.P.	952,891
CCV II Associates L.P.	47,108
BancBoston Ventures Inc.	533,333
  (iv)
  Since January 2001, we have issued an aggregate of 54,117 shares of common stock to our officers, directors, consultants, employees and advisors pursuant to the exercise of stock options under our Amended and Restated 1998 Equity Incentive Plan. The aggregate exercise price paid upon the exercise of these options was $48,523. Since January 2001, an aggregate of

    17,671 shares of common stock have been issued to our officers, directors, consultants, employees and advisors pursuant to the exercise of stock options under our Amended and Restated 1996 Stock Option/Restricted Stock Plan. All of these shares initially were owned by Dr. Gozani prior to their issuance under our Amended and Restated 1996 Stock Option/Restricted Stock Plan. The aggregate exercise price paid upon the exercise of these options was $1,341.

  (b)    Grant of Warrant

        On May 21, 2003, we issued a warrant to purchase 400,000 shares of our Series E-1 Preferred Stock at an exercise price of $1.50 per share to Lighthouse Capital Partners IV, L.P. in connection with the procurement of financing from this warrantholder.

  (c)    Grant of Stock Options

  (i)
  As of June 21, 2004, options to purchase 6,250 shares of common stock were outstanding under our Amended and Restated 1996 Stock Option/Restricted Stock Plan all of which are fully exercisable within 60 days of such date. All such options were granted between November 1, 1996 and June 2, 1997 to our officers, directors, consultants, employees and advisors.

  (ii)
  As of June 21, 2004, options to purchase 1,012,426 shares of common stock were outstanding under our Amended and Restated 1998 Equity Incentive Plan, of which options to purchase 270,618 shares are exercisable within 60 days of such date. All such options were granted between April 6, 1998 and April 21, 2004 to our officers, directors, consultants, employees and advisors.

Item 16. Exhibits and Financial Statement Schedules

  (a)    Exhibits

        See the Exhibit Index on the page immediately preceding the exhibits for a list of exhibits filed as part of this registration statement on Form S-1, which Exhibit Index is incorporated herein by reference.

  (b)    Financial Statement Schedules

        The following schedule to be filed under Item 16(b) is contained on page II-8 of this registration statement: Schedule II—Valuation and Qualifying Accounts

        All other schedules are omitted because they are not applicable or the required information is shown in the Financial Statements or notes thereto.

Item 17.    Undertakings

  (a)
  The undersigned registrant hereby undertakes:

(1)
For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)
For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (b)
  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

  (c)
  The registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this pre-effective amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Waltham, Commonwealth of Massachusetts, on June 21, 2004.

NeuroMetrix, Inc.
By:	/s/ SHAI N. GOZANI, M.D., PH.D. Shai N. Gozani, M.D., Ph.D. President and Chief Executive Officer

        Pursuant to the requirement of the Securities Act of 1933, as amended, this pre-effective amendment to the Registration Statement has been signed by the following person in the capacities and on the date indicated.

Signature	Title	Date

/s/ SHAI N. GOZANI, M.D., PH.D. Shai N. Gozani, M.D., Ph.D.	President and Chief Executive Officer and Director (Principal Executive Officer)	June 21, 2004
/s/ NICHOLAS J. ALESSI Nicholas J. Alessi	Director of Finance and Treasurer (Principal Financial and Accounting Officer)	June 21, 2004
* Charles E. Harris	Director	June 21, 2004
* William Laverack, Jr.	Director	June 21, 2004
*By:	/s/ SHAI N. GOZANI, M.D., PH.D. Shai N. Gozani, M.D., Ph.D. Attorney-in-Fact

 POWER OF ATTORNEY

        KNOW ALL PERSONS BY THESE PRESENTS that each individual whose signature appears below constitutes and appoints Shai N. Gozani, M.D., Ph.D. and Nicholas J. Alessi, and each of them, his true and lawful attorneys-in-fact and agents with full power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments, including post-effective amendments, to this Registration Statement, and to sign any registration statement for the same offering covered by this Registration Statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act, and all post-effective amendments thereto, and to file the same, with all exhibits thereto and all documents in connection therewith, making such changes in this Registration Statement as such attorneys-in-fact and agents so acting deem appropriate, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done with respect to the offering of securities contemplated by this Registration Statement, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his, her or their substitute or substitutes, may lawfully do or cause to be done or by virtue hereof.

        Pursuant to the requirement of the Securities Act of 1933, as amended, this pre-effective amendment to the Registration Statement has been signed by the following person in the capacities and on the date indicated.

Signature	Title	Date

/s/ DAVID E. GOODMAN, M.D. David E. Goodman, M.D.	Director	June 21, 2004
/s/ W. MARK LORTZ W. Mark Lortz	Director	June 21, 2004

Schedule II—Valuation and Qualifying Accounts

        For the three years ended December 2001, 2002 and 2003:

	Balance at Beginning of Period	Additions	Deductions	Balance at End of Period
Allowance for Doubtful Accounts:
2001	$100,000	$200,000	$—	$300,000
2002	300,000	35,320	135,320	200,000
2003	200,000	200,326	100,326	300,000
Deferred Tax Asset Valuation Allowance:
2001	$5,668,203	$3,361,305	$—	$9,029,508
2002	9,029,508	1,966,499	—	10,996,007
2003	10,996,007	1,453,471	—	12,449,478

EXHIBIT INDEX

Exhibit Number	Description
**1.1	Form of Underwriting Agreement
*3.1	Amended and Restated Certificate of Incorporation of NeuroMetrix, Inc.
*3.2	Certificate of Amendment to Amended and Restated Certificate of Incorporation of NeuroMetrix, Inc.
*3.3	Form of Second Amended and Restated Certificate of Incorporation of NeuroMetrix, Inc.
*3.4	Form of Third Amended and Restated Certificate of Incorporation of NeuroMetrix, Inc.
*3.5	Amended and Restated By-laws of NeuroMetrix, Inc., as currently in effect
*3.6	Form of Second Amended and Restated By-laws of NeuroMetrix, Inc.
*3.7	Second Certificate of Amendment to the Amended and Restated Certificate of Incorporation of NeuroMetrix, Inc.
**4.1	Specimen certificate for shares of common stock
**5.1	Opinion of Goodwin Procter LLP as to the legality of the securities
*10.1	Lease Agreement dated October 18, 2000 between Fourth Avenue LLC and NeuroMetrix, Inc.
*10.2	Amended and Restated 1996 Stock Option/Restricted Stock Plan
*10.3	Amended and Restated 1998 Equity Incentive Plan
*10.4	First Amendment to Amended and Restated 1998 Equity Incentive Plan
*10.5	2004 Stock Option and Incentive Plan
*10.6	2004 Employee Stock Purchase Plan
*10.7	Series E-1 Convertible Preferred Stock Purchase Agreement by and among NeuroMetrix, Inc. and the purchasers thereto, dated as of December 20, 2002, with amendments dated as of May 21, 2003 and March 12, 2004
*10.8	Form of Indemnification Agreement
*10.9	Employment Agreement, dated June 21, 2004, by and between NeuroMetrix, Inc. and Shai N. Gozani, M.D., Ph.D.
*10.10	Letter Agreement, dated June 19, 2002, by and between NeuroMetrix, Inc. and Gary L. Gregory
*10.11	NeuroMetrix, Inc. Stock Option Agreements (1998 Plan) dated as of July 1, 2002 and April 8, 2004 by and between NeuroMetrix, Inc. and Gary L. Gregory
*10.12	NeuroMetrix, Inc. Confidentially and Non-Compete Agreement, dated as of June 28, 2002, by and between Gary L. Gregory and NeuroMetrix, Inc.
**10.13	Form of NeuroMetrix, Inc. Confidentiality & Non-Compete Agreement
*10.14	Loan and Security Agreement, dated as of May 21, 2003, by and between Lighthouse Capital Partners IV, L.P. and NeuroMetrix, Inc.
*10.15	Preferred Stock Purchase Warrant, dated May 21, 2003, issued to Lighthouse Capital Partners IV, L.P.
†+10.16	Contract Manufacturing Agreement, dated as of November 20, 2002, by and between Advanced Electronics, Inc. and NeuroMetrix, Inc.
*10.17	NeuroMetrix, Inc. Non-Statutory Stock Option Agreement (1998 Plan) dated as of June 21, 2004, by and between Shai N. Gozani M.D., Ph.D., and NeuroMetrix, Inc.
*10.18	Second Amendment to Amended and Restated 1998 Equity Incentive Plan
**10.19	NeuroMetrix, Inc. Non-Statutory Stock Option Agreement (1998 Plan) dated as of June 21, 2004 by and between Gary Gregory and NeuroMetrix, Inc.

*10.20	Indemnification Agreement dated June 21, 2004, by and between Shai N. Gozani, M.D., Ph.D., and NeuroMetrix, Inc.
**10.21	Consent, Waiver and Amendment dated as of June 18, 2004 by and among NeuroMetrix, Inc. and the parties listed on the signature pages thereto
**23.1	Consent of Goodwin Procter LLP (included in Exhibit 5.1 hereto)
*23.2	Consent of PricewaterhouseCoopers LLP
*24.1	Power of Attorney (included in signature page)

+
Previously filed.

*
Filed herewith.

**
To be filed by amendment.

†
Portions of this exhibit have been omitted pursuant to a request for confidential treatment

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TABLE OF CONTENTS
PROSPECTUS SUMMARY
RISK FACTORS
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
DIVIDEND POLICY
CAPITALIZATION
DILUTION
SELECTED FINANCIAL DATA
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
SCIENTIFIC ADVISORY BOARD
MANAGEMENT
CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
PRINCIPAL STOCKHOLDERS
DESCRIPTION OF CAPITAL STOCK
SHARES ELIGIBLE FOR FUTURE SALE
MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS
UNDERWRITING
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
INDEX TO FINANCIAL STATEMENTS
Report of Independent Registered Public Accounting Firm
Balance Sheets
Statements of Operations
Statements of Changes in Redeemable Convertible Preferred Stock and Stockholders' Deficit
Statements of Cash Flows
NeuroMetrix, Inc. Notes to Financial Statements
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
  Item 13. Other Expenses of Issuance and Distribution
  Item 14. Indemnification of Directors and Officers
  Item 15. Recent Sales of Unregistered Securities
  Item 16. Exhibits and Financial Statement Schedules
  Item 17. Undertakings
SIGNATURES
POWER OF ATTORNEY
Schedule II—Valuation and Qualifying Accounts
EXHIBIT INDEX